UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 18 May 2023

Commission File Number: 001-14958

NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F          ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 18 May 2023 — National Grid plc Full-Year Results 2022/23

Exhibit 99.1

Record investment, delivering for our customers and communities

London | 18 May 2023: National Grid, a leading energy transmission and distribution company, today announces its Full Year results for the period ended 31 March 2023.

John Pettigrew, Chief Executive, said:
“This has been another year of significant progress and strategic change for National Grid with good results demonstrating excellent execution against our key priorities. A record £7.7 billion has been invested in building clean, smart energy infrastructure and maintaining world class reliability across our networks. We’ve supported our communities, announcing the early return of £100 million of interconnector revenues today on top of £200 million we’ve already committed to return, whilst giving a further £65 million to our most vulnerable customers. A further £236 million of operating cost efficiencies during the year has helped to mitigate the impact of high energy prices.

As we look to the future, there has never been a more exciting time to be at the heart of the energy industry. The strategic pivot we announced in 2021 is now complete, enhancing our critical role at the heart of the energy transition. The visibility of growth has been strengthened by the new five-year RIIO-ED2 price control, $3.8 billion of additional longer-term investment for our US business to drive greater connection and delivery of clean power, and Ofgem’s recent decision to award us 17 major transmission projects to enable greater levels of offshore wind connection in the UK.

The opportunities for future growth are considerable, and we will continue to work closely with governments and regulators to drive the energy transition forward, achieving positive change for our communities and consumers, and a clean, fair and affordable energy future for all.”

Financial Summary – Year ended 31 March Continuing operations only (not including UK Gas Transmission)
	Statutory results			Underlying1			Underlying at constant currency2
	2023	2022	% change	2023	2022	% change	2022	% change
Operating profit (£m)	4,879	4,371	12%	4,582	3,992	15%	4,171	10%
Profit before tax (£m)	3,590	3,441	4%	3,258	3,059	7%	3,187	2%
Earnings per share (p)	74.2	60.6	22%	69.7	65.3	7%	67.9	3%
Dividend per share (p)	55.44	50.97	8.77%
Capital investment (£m)	7,740	6,739	15%

3,659 million weighted average shares for 2022/23 (2021/22: 3,599 million).

1.
‘Underlying’ represents statutory results from continuing operations, but excluding exceptional items, remeasurements, major storm costs (when greater than $100 million) and timing. These and a number of other terms and performance measures used in this document are not defined within accounting standards and may be applied differently by other organisations. We have provided definitions of these terms on page 79 and reconciliations of these measures on pages 80 to 83. These measures are not a substitute for IFRS measures, however the Group believes such information is useful in assessing the performance of the business on a comparable basis.
2.
Constant currency calculated using current year average exchange rate of $1.216 (2022: actual average exchange rate was $1.348).

Highlights
Successful completion of our strategic pivot

Last year, National Grid completed the strategic repositioning of its portfolio:

●
Completed the £3.1 billion sale of the Narragansett Electric Company (NECO) to PPL Corporation in May 2022.

●
 Completed the sale of a 60% stake in UK Gas Transmission and Metering (UK Gas Transmission) to a consortium led by Macquarie Asset Management and British Columbia Investment Management Corporation in January 2023.

Financial delivery

●
Underlying operating profit of £4.6 billion was up 15% at actual exchange rates (10% at constant currency). This reflects a full year contribution from UK Electricity Distribution; good operational performance across our US regulated businesses; higher contribution from National Grid Ventures (NGV); and increased property sales; partly offset by a shorter period of NECO ownership (two months), and our community support package.

●
Statutory operating profit for continuing operations was up 12% to £4.9 billion, benefiting from the gain on sale of NECO and our Millennium investment, insurance recoveries following the IFA fire, partly offset by adverse commodity remeasurements. Consequently, statutory EPS for continuing operations was up by 22% compared to the prior year.

●
Underlying earnings per share (EPS) was up by 7% compared to the prior year at actual exchange rates (3% at constant currency), driven by the above reasons impacting underlying operating profit, offset by higher interest costs.

●
Recommended final dividend of 37.60p to bring full year dividend to 55.44p, up 8.77% and in line with policy.

Record capital investment across our energy networks

●
Capital investment of £7.7 billion for continuing operations up £1.0 billion at actual exchange rates (8% at constant currency) including £266 million of non-cash lease additions in the US. This investment was principally driven by a full year of UK Electricity Distribution ownership, as well as higher levels of investment to drive forward the energy transition and deliver energy security. This includes: New York where we have started our upstate New York transmission project Smart Path Connect; UK Electricity Transmission for our London Power Tunnels 2 (LPT2) project; higher investment for our Sellindge (IFA) converter station rebuild; investment in our Viking interconnector to Denmark; and our Isle of Grain expansion project. This was partly offset by a shorter period of NECO ownership (two months).

●
In April 2023, established a new business unit, Strategic Infrastructure, to deliver 17 major electricity transmission projects to help meet the UK government’s 50 GW offshore wind target.

Crystallised value in assets

●
Completed the sale of our 26.25% non-operated stake in the Millennium gas pipeline, for cash proceeds of $552 million.

Supporting our customers and communities through the energy crisis

●
Reliability of over 99.9% across our electricity and gas networks.

●
Provided winter funding support for communities and customers in October 2022, with $17 million committed in the US and £50 million in the UK for individuals and families who require most help.

●
Today announced the early return of a further £100 million of interconnector revenues to UK customers where we have collected above our cap (subject to Ofgem consent). This is in addition to the £200 million of revenues that we previously announced.

●
Strong response in New York and Massachusetts to reconnect over 350,000 customers impacted by Winter Storm Elliott in December.

Strong progress on our Group efficiency programme

●
Delivered a further £236 million of Group efficiency savings during the year. This now takes cumulative efficiency savings to £373 million at actual exchange rates, within close reach of our target of £400 million savings by 2023/24.

Good regulatory progress

●
Last week, published a detailed Policy Statement, setting out five priorities that require action by government and regulators to support the delivery of net zero infrastructure.

●
Accepted Ofgem’s Final Determinations for the RIIO-ED2 price control.

●
Completed second year of RIIO-T2 price regulation in our UK Electricity Transmission business delivering outperformance in line with expectations.

●
Received approval for $691 million in Phase 1 transmission investment projects, and $2.1 billion in Phase 2, in support of New York’s Climate Leadership and Community Protection Act (CLCPA), with all projects planned to be in service by 2030.

●
Received $336 million approval from the Massachusetts regulator for our electric Grid Modernization Plan (GMP); $487 million for Advanced Metering Infrastructure (AMI) investment and system integration; and $206 million for our Phase 3 electric vehicle programme in the state.

●
Filed for new rates for our KEDNY-KEDLI businesses (April 2023).

Delivering on our responsible business and net zero commitments

●
Delivered £5.6 billion of green capital expenditure aligned to EU Taxonomy principles, representing 75% of capital expenditure for the year.

●
Published our second Responsible Business Report, demonstrating the progress we have made across our five pillars and the journey to net zero.

●
Senior level delegation hosted and participated in 65 events at COP27 as a global leader in the energy transition.

●
Progressed our Clean Energy Vision for our US networks through continued engagement with our regulators and elected officials on our legislative and policy agenda.

●
Group Scope 1 and 2 emissions reduced by 7.5% compared to the prior year; Scope 3 emissions up slightly (1.4%) compared to the prior year, driven mainly by higher customer energy usage in the North East US.

●
Connected 686 MW of renewable energy capacity to our transmission and distribution networks across our UK and US businesses.

●
Submitted a bid solicitation in New York for 1.3 GW offtake from our offshore wind venture with RWE which, if successful, will provide over 4,600 jobs and reduce New York State’s power sector emissions by up to 5%.

Financial Outlook and Guidance
●
Guidance is based on our continuing businesses, as defined by IFRS excluding the minority stake of National Gas Transmission which is classified as held for sale.

●
Financial outlook over the five year period 2020/21 to 2025/26 remains unchanged:

●
Total cumulative capital investment of up to £40 billion;

●
Asset Growth CAGR1 of 8-10% backed by our strong balance sheet;

●
Driving underlying EPS CAGR1 of 6-8% from the 2020/21 EPS baseline of 54.2 pence per share2;

●
Credit metrics consistent with current Group rating;

●
Regulatory gearing to remain in the low 70% range following completion of all three transactions.

●
For 2023/24, we expect underlying EPS to be modestly below 2022/23 levels following the UK Government’s change to the capital allowance regime from 1 April 2023. We expect this change to have a 6-7p per share impact on EPS, albeit no economic impact over the long-term. Without this change, underlying EPS was forecast to grow within our 6-8% CAGR range between 2022/23 and 2023/24, assuming an exchange rate of £1:$1.20.

1.
Compound Annual Growth Rate.
2.
Full-year underlying EPS (2020/21) as reported on 20 May 2021.

Financial Key Performance Indicators
Year ended 31 March
(£ million)	2023	2022	change %
Underlying operating profit (continuing) at constant currency1:
UK Electricity Transmission	1,107	1,152	(4%)
UK Electricity Distribution	1,230	887	39%
UK Electricity System Operator	31	54	(43%)
New England (including NECO)	819	982	(17%)
New York	874	783	12%
National Grid Ventures	490	291	68%
Other	31	22	41%
Underlying operating profit (continuing) at constant currency	4,582	4,171	10%

Capital investment (continuing) at constant currency1:
UK Electricity Transmission	1,303	1,195	9%
UK Electricity Distribution	1,220	899	36%
UK Electricity System Operator	108	108	—%
New England (including NECO)	1,677	1,731	(3%)
New York	2,454	2,174	13%
National Grid Ventures	906	968	(6%)
Other	72	113	(36%)
Capital investment (continuing) at constant currency	7,740	7,188	8%

RCF/Net debt	9.3	8.9	40bps

As at 31 March
Net debt (excludes businesses ‘held for sale’)	(40,973)	(42,809)	(4%)

UK RAV2	28,205	31,577	(11%)
US rate base (£m at constant currency)2	23,038	23,628	(2%)
Total Group RAV and rate base (£m)	51,243	55,205	(7%)
NGV and Other businesses (£m)	6,604	5,374	23%
Total (£m)	57,847	60,579	(5%)

Regulated asset growth	11.4%	8.7%	270bps
Group return on equity	11.0%	11.4%	-40bps
1.
Constant currency calculated using current year average exchange rate of $1.216 (2022: actual average exchange rate was $1.348). See page 81 for details.
2.
UK RAV and US rate base for 2022 includes UK Gas Transmission and NECO. Constant currency calculated using closing exchange rate of $1.234.

ESG Key Performance Indicators

	PwC assurance1	20232	2022	change
Scope 1 and 2 greenhouse gas emissions (ktonnes CO2e)3		7,245	7,831	(7.5%)
Scope 3 greenhouse gas emissions (ktonnes CO2e)3		27,879	27,492	1.4%
Renewable energy connected to the UK Transmission and Distribution Grids (MW)4		132	1,869	n/a
Renewable energy connected to the US Transmission and Distribution Grids (MW)		554	629	(12%)
Group Lost Time Injury Frequency Rate (LTIFR)		0.11	0.13	-0.02
Employee engagement index		81%	81%	—
Diversity % of the workforce		36%	39%	(3%)
1.
In 2023, as represented by, we engaged PricewaterhouseCoopers LLP (PwC) to undertake a limited assurance engagement using the International Standard on Assurance Engagements (ISAE) 3000 (Revised): ‘Assurance Engagements Other Than Audits or Reviews of Historical Financial Information’ and ISAE 3410: ‘Assurance Engagements on Greenhouse Gas Statements’. Details of PwC’s full limited assurance opinion and National Grid’s Reporting Methodology are set out within National Grid’s Responsible Business Report.
2.
Data includes UK Electricity Distribution, but excludes UK Gas Transmission and NECO.
3.
Prior year comparatives for all greenhouse gas (GHG) emissions metrics have been adjusted to reflect the acquisition of UK Electricity Distribution (National Grid Electricity Distribution) and disposals of NECO and UK Gas Transmission.
4.
Transmission MW only for 2022.

Contacts
Investor Relations
Nick Ashworth	+44 (0) 7814 355 590
Angela Broad	+44 (0) 7825 351 918
James Flanagan	+44 (0) 7970 778 952
Alexandra Bateman	+44 (0) 7970 479 571
Media
Molly Neal	+44 (0) 7583 102 727
Danielle Dominey-Kent	+44 (0) 7977 054 575
Brunswick
Dan Roberts	+44 (0) 7980 959 590
Results presentation and webcast
John Pettigrew (CEO) and Andy Agg (CFO) will host the results presentation at the London Stock Exchange, 10 Paternoster Square, London EC4M 7LS at 09:15 (BST) today. A live webcast and Q&A will also be available. Please use this link to join via a laptop, smartphone or tablet: https://www.nationalgrid.com/investors/events/results-centre. A replay of the webcast will be available soon after the event at the same link.

UK (and International)	+44 (0) 330 551 0200
UK (Toll Free)	0808 109 0700
US (Local)	+1 786 697 3501
Password	Quote “National Grid” when prompted by the operator

The Annual Report and Accounts 2022/23 (ARA) is expected to be publicly available on 6 June 2023. You can view or download the ARA from National Grid’s website at nationalgrid.com/investors

Use of Alternative Performance Measures
Throughout this release we use a number of alternative (or non-IFRS) and regulatory performance measures to provide users with a clearer picture of the regulated performance of the business. This is in line with how management monitor and manage the business day-to-day. Further detail and definitions for all alternative performance measures are provided on pages 78 to 95.

STRATEGIC OVERVIEW

Good operational performance in a year of significant strategic change

In 2022/23, National Grid delivered good operational performance with high levels of network reliability. Transmission and distribution network reliability remained steady at c.99-100% across all of our networks demonstrating the effects of our continued investment in network re-enforcement.

Safety performance

In May 2022, one of our US employees tragically lost his life whilst carrying out maintenance work at a site in Massachusetts. We immediately conducted a thorough incident investigation led by our Group Chief Engineer and Group Director of Safety, which resulted in actions that have been fed into our safety strategy and have been implemented across the Group. A second fatality occurred in September 2022 when a vegetation contractor in our New York business tragically died following an allergic reaction to a bee sting.

During the year, we achieved a Lost Time Injury Frequency Rate (LTIFR)1 of 0.11, above our industry leading Group target of 0.10, but a slight improvement on the prior year (0.13).

A record year of investment: full-year financial performance

Across the Group, capital investment for continuing operations increased by £552 million at constant currency to a record £7,740 million, an increase of 8% on the prior year (15% at actual exchange rates). This increase was principally due to a full year of UK Electricity Distribution; increased investment in New York, including construction starting on our upstate New York transmission project Smart Path Connect; higher investment in UK Electricity Transmission, including our LPT2 project; higher investment in NGV for our Sellindge (IFA) converter station rebuild; and investment in our Viking interconnector and Isle of Grain expansion project. This was partly offset by a shorter period of NECO ownership (two months).

Underlying operating profit for continuing operations increased by £411 million at constant currency to £4,582 million, an increase of 10% on the prior year (15% at actual exchange rates). This reflects a full year of underlying operating profit from UK Electricity Distribution; good operational performance across our US regulated businesses; a higher contribution from NGV including increased interconnector revenues; partly offset by a shorter period of NECO ownership (two months), and our community support package. Underlying EPS was up by 7% compared to the prior year, driven by the above reasons partly offset by higher interest costs.

When combined with RAV indexation2, capital expenditure drove Group asset growth of 11.4%, ahead of the 8-10% Compound Annual Growth Rate (CAGR) we published as part of our updated five-year financial guidance in November 2022.

Completing our strategic pivot – enabling the energy transition

This year we have completed the strategic pivot that we announced in 2021. Through the acquisition of UK Electricity Distribution (June 2021), the sale of NECO (May 2022), and the sale of a majority stake in UK Gas Transmission (January 2023), National Grid has achieved a structural shift that moves our asset base towards 70% electricity, up from 60% in 2021. This pivot enables the Group to play a key role at the heart of the energy transition, drive long-term shareholder value and deliver affordability for our customers.

Our strategic pivot

On 25 May 2022, we announced the completion of the sale of NECO to PPL Rhode Island Holdings LLC, receiving proceeds of £3.1 billion ($3.9 billion). This followed the acquisition of UK Electricity Distribution in the previous financial year. On 31 January 2023, we received £4.0 billion3 of cash proceeds following the completion of the sale of a 60% equity interest in our UK Gas Transmission business to a consortium comprised of Macquarie Asset Management and British Columbia Investment Management Corporation. The consortium has a call option to acquire the remaining 40%, on broadly similar terms to those agreed for the majority stake, which can be exercised in a three-month window from 1 May 2023 to 31 July 2023.

Other asset sales during the year

Although not part of the strategic pivot, in September we announced the sale of our 26.25% interest in the Millennium Pipeline Company (MPC) to existing partner DT Midstream for a cash purchase price of $552 million (£497 million). MPC is a Federal Energy Regulatory Commission (FERC) regulated gas transmission pipeline in New York State in which we acquired our interest following the acquisition of KeySpan in 2007. Our stake was a non-operational, minority interest, and supply to customers will be unaffected as National Grid will remain a shipper on the pipeline for the foreseeable future. The transaction, which closed in October 2022, has allowed us to crystallise value from this asset.

Helping our communities through a challenging winter and the energy crisis

Our vision at National Grid is to be at the heart of a clean, fair and affordable energy future. We have a responsibility to demonstrate our contribution to society, supporting our customers to use energy more efficiently and tackling climate change by targeting net zero for our own emissions by 2050. This year, we have seen this responsibility to our customers and communities grow against the tough economic backdrop of rising wholesale prices driving higher utility bills.

During the winter, we announced funding in the US and UK to help our most vulnerable customers and communities.

Across both Massachusetts and New York, we committed $17 million to help customers on the front line of the energy crisis. Our Winter Customer Savings Initiative in Massachusetts resulted in more than 248,000 customers receiving discounted rates, more than 25,000 electing for budget/balanced billing and tens-of-thousands of customers visiting our dedicated help website. In New York, we launched the state’s first moderate-income assistance programme, with $6 million donated to help customers. In addition, we donated $1 million to assist Buffalo customers and communities after the Winter Storm Elliott event in December.

In the UK, a £50 million winter fund was targeted at charities who provide immediate, emergency financial relief to households using pre-payment energy meters; charities who fund energy efficiency measures to lower bills over the long-term; and charities providing advisory services for households who need help with energy bills, payments and debt. Money from the two-year fund has been used by beneficiary organisations to support people struggling with energy costs by increasing the number of support staff giving advice on phone lines, providing fuel vouchers and improving the energy efficiency of homes. The fund supported over 12,000 customers in the first 10 weeks of our partnership with charities, with consumers across the country benefiting from almost £500,000 of additional income through benefits, energy efficiency savings, and energy grants. It also allowed charities such as Citizens Advice to deliver an Energy Efficiency Campaign to over 800,000 people, with National Grid providing 12 fully funded employees who will work in local Citizens Advice offices full time for a year.

In addition, UK Electricity Distribution launched a £2.5 million fuel poverty fund in October 2022 as part of a £3.8 million Community Matters Fund. This is open to grant applications from organisations working to help people in fuel poverty across the Midlands, the South West and Wales and has been provided to 319 organisations, supporting around 138,000 customers. From a broader perspective, we have supported over 24,000 fuel poor customers, leading to estimated annual savings for them of £20.6 million.

Finally, we are today announcing the early return of a further £100 million of interconnector revenues to UK customers where we have collected above our cap (subject to Ofgem consent). This is in addition to the £200 million of revenues that we previously announced.

Progressing our cost efficiency programme

As part of our Group efficiency savings programme we have achieved a further £236 million of savings in 2022/23. This now takes cumulative efficiency savings under the programme to £373 million.

Of the £236 million savings achieved this financial year, almost £200 million has been in New York and New England. This has principally been through property rationalisation and the use of digital solutions such as our Gas Business Enablement (GBE) programme and electric digital solutions OnMyWay (which digitises National Grid’s paper-based work for electric line crews, enabling more efficient job coordination). It has also been driven by the continued roll out of new customer initiatives, including the use of lower cost service providers supporting our front office teams, and increased use of e-billing and self-service options for customers.

In our field operations, we have identified ways to reduce the workloads of our maintenance teams whilst maintaining the safe and reliable operation of the network. For example, we have maximised resource capacity through combined training for teams, more efficient coordination with external partners to reduce completion time, and optimising crew sizes where it is safe to do so. In addition, we have improved productivity through combining projects where appropriate and making them more efficient to deliver.

Throughout the rest of our business, we have driven efficiencies following the 2020/21 Business Unit reorganisation, enabled by new digital capabilities, contract renegotiations and procurement strategies.

We remain on track to deliver the £400 million savings target (that we announced in November 2021) by the end of 2023/24.

Good regulatory progress

During the year, we made good regulatory progress in the UK and the US. We continue to have good visibility for capital spend as we invest to maintain network reliability and help enable the energy transition.

United Kingdom
In December, Ofgem published its decision on Accelerated Strategic Transmission Investment (ASTI), confirming that National Grid Electricity Transmission (NGET) will be responsible for the delivery of 17 major electricity transmission projects. We welcomed the certainty this decision gives NGET, and the wider industry, as another step towards a more affordable, resilient and clean energy system. We are working with Ofgem to develop the details of the regulatory process around the ASTI projects which will determine the project specifics to approve funding and incentivisation.

To help deliver this critical investment, we established a new Business Unit called Strategic Infrastructure. The unit will deliver the 17 ASTI projects that the government agreed in December, and will also lead the early-stage development of six additional transmission projects that were identified in the ESO’s Holistic Network Design – two of which are onshore, four offshore. UK Electricity Transmission will operate and maintain these assets once they have been completed.

In February, we were pleased to see the establishment of the new Department for Energy Security and Net Zero (DESNZ) and welcome the increased prominence it will give to the clean energy transition within government. We will work closely with DESNZ on planning reform to enable the timely delivery of new infrastructure in the UK, and we are pleased to see government restating its planning commitments. In particular, these included the intention to accelerate the delivery of strategic transmission upgrades by at least three years with an ambition to cut delivery times by half. We were also pleased to see the community benefits consultation as a step forward in addressing one of the main planning barriers and will continue to engage with DESNZ on the detail of this over the coming months. We welcome the Department’s ‘Power Up Britain’ package which recognised the role networks play as the ‘enabler’ of the energy transition.

Whilst we are encouraged by this progress, we need to see even greater urgency from government and Ofgem in the development of policy and regulation.

To this end, last week, we published a detailed Policy Statement4 where we set out five priorities that require action by government and regulators. First, the planning system needs to be reformed, to provide the clarity and certainty required to support the delivery of net zero infrastructure, along with a streamlined consenting process; second, governance frameworks need to be set up to enable new delivery models, and must include expanding Ofgem’s mandate to support the delivery of Net Zero; third, the regulator must transform the connections process from today’s ‘first come, first served’ model to one that prioritises strategically critical projects over those that are not progressing; fourth, communities and consumers must be at the forefront of the transition; and, finally, for the UK to compete in the global race for resources, supply chain capacity and green skills need to be invested in across the country. Regulatory support is required to provide the supply chain with the clarity and certainty needed in order to scale up. In the months ahead, we will engage with government and Ofgem on driving forward these five priorities.

In March, we announced our acceptance of all of the RIIO-ED2 Final Determinations, covering UK Electricity Distribution for the period April 2023 to March 2028. The price controls, developed with 25,000 stakeholders over the course of two years, will further accelerate our delivery of smart, decarbonised electricity distribution networks in the UK at the lowest cost to customers. The key components of the price control arrangements included: £5.9 billion (2021/22 prices) of totex funding, representing a 13% reduction from our submission (although an increase from Draft Determinations); an allowed real equity return of 5.23%, an increase of 48 basis points (bps) from the 4.75% figure in Draft Determinations due to increasing gilt rates; a cost of debt allowance based on a 17-year tracker with a 55 bps uplift; and the introduction of 37 uncertainty mechanisms which flex funding through the period dependent on outputs delivered and justification case made (for example, cyber security and network reinforcement funding reopeners). This settlement will allow the business to continue to drive forward the energy transition, connecting a significant amount of renewable generation, enabling up to 1.5 million electric vehicles (EVs) and the addition of 600,000 heat pumps over the next five years.

Finally, we have continued to advance our plans to ensure an orderly transition of the ESO to a new Future System Operator (FSO). In line with the aspiration of the UK government, we are working towards establishing the FSO in 2024, which will have responsibilities across both the electricity and gas systems.

United States
Like the UK, we have also seen positive momentum around energy transition and clean energy infrastructure across the US, and more locally within our jurisdictions.

In August, we welcomed President Biden’s Inflation Reduction Act 2022 (the Act) which includes the largest Congressional funding package targeted at energy in US history. Although state clean energy goals in New York and Massachusetts are ahead of national targets, the Act is a major step forward for our zero fossil strategy, for the states we serve, and for our customers. We believe it has the potential to lower the cost of technologies such as Hydrogen and Renewable Natural Gas (RNG), and increase the affordability of decarbonisation goals. The Act also builds upon the Infrastructure Investment and Jobs Act (IIJA), the bipartisan infrastructure bill signed in November 2021, which includes the largest investment in clean energy transmission and grid resiliency in US history. IIJA funds will upgrade US power infrastructure by building new, resilient transmission lines to facilitate the expansion of renewables and clean energy, while lowering costs. The funding will also support the development, demonstration, and deployment of cutting-edge clean energy technologies on the transmission and distribution system to accelerate transition to a zero-emission economy.

At state level, in February we received approval for $2.1 billion of Phase 2 transmission investment projects in New York. This is in support of the state’s Climate Leadership and Community Protection Act (CLCPA). The funding will help unlock 2,200 MW of existing and ‘shovel ready’ generation through building around 400 miles of new transmission line by 2030. This will also include investment in a new 345kV substation, as well as 14 station upgrades and rebuilds. It comes after funding we received in July for Phase 1 transmission projects in New York, which represented $691 million of investment before 2030, including circuit rebuild projects to support 330 MW of incremental renewable generation capacity.

In Massachusetts, during the second half of the year, we received funding approval that supports our aim to enable the energy transition in the state. In October, we received approval for $336 million of funding for Grid Modernisation across the state, followed in November by approval for $391 million of funding for Advanced Metering Infrastructure (AMI) – smart meters – that will be deployed in customer households and premises across our service territory. In addition, the Massachusetts Department of Public Utilities (DPU) approved a further five-year budget of $96 million that largely covers system integration and customer help to support this AMI investment. At the end of December, we also received approval from the DPU for $206 million of funding for EV infrastructure. This funding, separate to capital investment agreed through our network rate agreements, is for a four-year programme and will enable more than 30,000 residential charging points, and 11,000 public and workplace charging ports, across our service territory. For further information on each of these funding approvals, please refer to the Business Review section on page 35.

On regulation, in September the DPU approved our annual Performance Based Rate adjustments for both Massachusetts Electric ($44 million) and Massachusetts Gas ($64 million). These rates became effective 1 October 2022.

Finally, on 28 April 2023, National Grid submitted a rate filing for KEDNY-KEDLI, our downstate New York gas distribution businesses, for new rates commencing April 2024. Our filing is based on three objectives: firstly, continue to meet our core obligation to deliver a safe, reliable service to customers; secondly, to enhance our customers’ ability to affordably meet their energy needs, especially for our financially vulnerable customers, while also improving the customer experience; third, to support the energy transition in New York State and advance the goals in the CLCPA. For further details of our rate filing, please see the Business Review section on page 39.

Return on Equity (RoE)

Across the Group, we achieved a Return on Equity (RoE) of 11.0% in 2022/23, down on the prior year by 40bps. Group RoE was driven principally by a strong performance from UK Electricity Distribution in the final year of RIIO-ED1, and strong interconnector performance, partly offset by higher net financing costs and indexation driving strong UK RAV growth (UK RAV is indexed at actual CPIH inflation rates for UK Electricity Transmission, and RPI for UK Electricity Distribution in its final year of RIIO-ED1).

We completed the second year of RIIO-T2 in our UK Electricity Transmission business where we delivered an RoE of 7.5%. This includes 120bps of capex outperformance reflecting delivery of projects across RIIO-T1 and RIIO-T2. For UK Electricity Distribution, in the final year of RIIO-ED1, we delivered an RoE of 13.2%, 360bps ahead of the allowed return, reflecting strong incentive outperformance (including reliability and customer service), as well as totex outperformance largely driven by capex. The ESO also successfully completed the second year of its RIIO-2 price control under its new bespoke regulatory funding framework. This allows recovery of all efficiently incurred costs as well as incentivisation of the ESO to deliver an ambitious business plan and value for money for consumers.

In the US, New York achieved an RoE of 8.6%, 20bps below the 8.8% delivered in the prior year. This was principally driven by higher costs and non-recurrence of a property tax settlement in KEDLI, partly offset by recovery of 2020/21 suspended late payment fees. In New England, excluding NECO, underlying RoE increased 30bps from prior year to 8.3%. This reflects (a) a full year of new rates at Massachusetts Gas following the rate order received in October 2021, partly offset by higher costs including increased property taxes, and (b) a decrease in Massachusetts Electric as a result of increased IT spend, increased vegetation management, and a number of one-off costs that are not expected to repeat.

For further information on RoEs for each of our business entities, please refer to the Business Review section on pages 26 to 46.

Delivering as a Responsible Business

In our second full year of delivery we have continued to make good progress against the commitments in our Responsible Business Charter.

External engagement – COP27
Building on our role as a Principal Partner of COP26, we took part in COP27 in November 2022 as a global leader in the energy transition. A senior level delegation attended to host and participate in 65 events. Discussions included how to collaborate across the public and private sectors to accelerate the energy transition, as well as partnering with the UK government, the We Mean Business Coalition, Climate Action and other organisations.

Green Financing and investment

In 2022/23 we delivered £5.6 billion of green capital expenditure aligned to EU Taxonomy principles, a £1.1 billion increase on 2021/22. This increase was driven by a full year of UK Electricity Distribution capital expenditure as well as increased investment in our UK and US electricity networks. Over our five year financial frame to 2025/26, we expect to invest around £29 billion in EU Taxonomy aligned capital expenditure.

During 2022/23 both Niagara Mohawk Power Corporation (NIMO) and National Grid plc issued their second green bonds under our Green Financing Framework, for $500 million and €750 million respectively. The proceeds for both bonds have been fully allocated and used to fund green projects across the business. Total estimated emissions avoided as a result of the bonds was around 10 million tCO2.

Emissions

In providing a like-for-like comparison to reflect our current asset portfolio, GHG emissions data for 2022/23 and for 2021/22 includes UK Electricity Distribution, but does not include NECO and UK Gas Transmission.

Our Group Scope 1 and 2 emissions reduced by 7.5% compared to the prior year, driven primarily by a reduction in emissions from Long Island Power Generation and our continued leak prone pipe replacement programme which reduces potential methane leaks across our US gas networks.

We are on track to meet our Scope 1 and 2 2030 target having reduced our emissions by an estimated 70% from our historic 1990 baseline, and on target for an 80% reduction by 2030. In addition, we have reduced Scope 1 and 2 emissions by 27% from our most recent 2015 Science Based Target baseline.

Our Group Scope 3 emissions have risen slightly (1.4%) compared to the prior year, driven mainly by an increase in customer energy usage in the North East US.

We have reduced SF6 emissions across our UK and US networks by 0.5% this year and by 21% since 2019, against our target of a 50% reduction by 2030. Whilst the reduction this year is relatively small, this follows a 19% reduction in 2021/22. We are reducing emissions from SF6 leakage from our networks through reducing leak rates in the short-term and, over the longer-term, developing alternative gases to SF6.

Light duty vehicle fleet conversions

During the year, we increased the number of EVs within the National Grid fleet and now have 359 EVs (5% of our total fleet) across our UK and US businesses. We remain on track for our fleet electrification plan which targets a 100% electric fleet by 2030. Our fleet is primarily made up of leased vehicles and our electrification plan typically has our fleet stock converting to electric when each vehicle lease term comes up for renewal. As a large proportion of our leased vehicles come up for renewal in 2025/2026, we expect to see a steep acceleration in the proportion of EVs in our light duty fleet at that time. Our progress against our plan is dependent on the sufficient supply of EVs suitable for our operations and geography.

Group diversity

We aim for our workforce to reflect the diversity of the communities we serve. In 2022/23, the diversity5 of the workforce, including UK Electricity Distribution, was 36.1%, a decrease of 2.5% compared to 2021/22 primarily driven by the integration of UK Electricity Distribution Diversity, Equity and Inclusion (DEI) data into the Group (which was reported separately in 2021/22). Excluding UK Electricity Distribution, our diversity of the workforce was 40.6%, an improvement of 2% on 2021/22. We continue to drive accountability to increase DEI ownership across all of our businesses.

In 2022/23 we reached 49.1% in our Senior Leadership Group diversity, which keeps us on track to reach our 50% target by 2025.

Board changes

As announced on 17 May 2023, Thérèse Esperdy will step down from the Board on 31 December 2023.

Iain Mackay was appointed as a Non-executive Director of the Board effective 11 July 2022, joining the Remuneration and Audit & Risk Committees on appointment. Iain became Chair of the Audit & Risk Committee with effect from 1 January 2023.

Jonathan Dawson and Amanda Mesler retired from the Board on 11 July 2022.

FIVE-YEAR FINANCIAL FRAMEWORK

Our five-year financial framework (1 April 2021 to 31 March 2026) includes UK Electricity Distribution from acquisition, the sale of NECO in May 2022, and the sale of a 60% stake in our UK Gas Transmission business in January 2023.

Capital investment and Group asset growth

We expect to invest up to £40 billion across our energy networks and adjacent businesses, in the UK and US, over the five-year period to 2025/26. Of this investment, around £29 billion is considered to be aligned with the principles of the EU Taxonomy legislation as at the date of reporting.

In the UK, we expect around £9 billion of investment in Electricity Transmission for asset health and anticipatory system reinforcement to facilitate offshore generation and other new onshore system connections. We expect our Electricity Distribution network to invest around £6 billion over the five years to 2025/26 in asset replacement, reinforcement and new connections, facilitating the infrastructure for electric vehicles, heat pumps and directly connected generation.

In our US regulated businesses, we expect to invest around £12 billion in New York, and £9 billion in New England, over the five years to 2025/26. Over half of this will be safety related projects in our gas networks with the remainder in our electric networks such as for storm hardening, other net zero investments as well as further electric transmission investment.

We expect NGV to invest £3-4 billion over the five years to 2025/26 in completing the interconnector programme, the Isle of Grain Liquefied Natural Gas (LNG) capacity expansion project, and US renewable generation.

As we have worked through the transactions, coupled with the sum of these investments, and the broad economic protection our businesses have against rising macroeconomic variables such as inflation, group asset growth is expected to be 8-10% CAGR through to 2025/26.

Group gearing

Now the transactions are complete, we expect regulatory gearing to remain in the low 70% range for the remainder of the five-year period to 2025/26. We remain committed to a strong, overall investment grade credit rating. Combined with the benefit of our hybrid debt, we expect gearing levels, and the other standard metrics we monitor, to sit within our current BBB+/Baa1 corporate rating band.

Group earnings growth and dividend growth

From 2020/21 through to 2025/26, we expect our CAGR in earnings per share to be in the 6-8 percent range from the baseline 54.2 pence per share6. This includes our long-run average scrip uptake of 25% per annum, which will underpin our sustainable, progressive dividend policy into the future.

For 2023/24, we expect underlying EPS to be modestly below 2022/237 following the UK Government’s change to the capital allowance regime from 1 April 2023. We expect this change to have a 6-7p per share impact on EPS, albeit no economic impact over the long term. Without this change, underlying EPS was forecast to grow within our 6-8% CAGR range between 2022/23 and 2023/24, assuming an exchange rate of £1:$1.20.

2023/24 FORWARD GUIDANCE

This forward guidance is based on our continuing businesses, as defined by IFRS excluding the minority stake in National Gas Transmission which is classified as held for sale.

The outlook and forward guidance contained in this statement should be reviewed, together with the forward-looking statements set out in this release, in the context of the cautionary statement.

UK Electricity Transmission

Net revenue (excluding timing) is expected to increase up to £200 million compared to 2022/23 primarily driven by the non-repeat of the prior year Western Link settlement, and higher revenues driven by indexation. This includes the impact on underlying revenues of the extended UK capital allowance scheme. Depreciation is expected to be around £50 million higher in the year due to the increasing asset base.

We expect to deliver around 100bps of outperformance in the third year of RIIO-T2 in Operational Return on Equity. This is in line with our target to deliver 100 basis points of operational outperformance on average through the five-year period of the RIIO-T2 price control.

UK Electricity Distribution

Net revenue (excluding timing) is expected to decrease by under £100 million compared to 2022/23, as we enter the first year of the RIIO-ED2 price control. This includes the impact on underlying revenues of the extended UK capital allowance scheme. Controllable costs are expected to be around £30 million higher compared to the prior year due to increased workload associated with the new price control, inflationary impacts, and the non-repeat of some one-off items, whilst depreciation is expected to be broadly flat.

We will be providing further financial guidance, on the five-year price control and longer term expectations, at our investor event focusing on UK Electricity Distribution in London on 6th July 2023.

UK Electricity System Operator (ESO)

Underlying operating profit (excluding timing) is expected to be around £20 million lower than 2022/23 with lower allowances for pension deficit funding and the prior year benefiting from the final RIIO-1 MOD adjustment, partially offset by improved incentive performance and increased revenues.

Under the RIIO-2 price control, totex in ESO is no longer subject to the totex incentive mechanism and is instead regulated under a pass-through mechanism, with cost increases or efficiencies trued-up the following year.

New England

The completion of the sale of NECO in May 2022 will reduce profits in 2023/24 by around $65 million. For the remaining business we expect net revenue (excluding timing) to be around $200 million higher from expected rate increases, with just under half of this to be offset by higher depreciation due to increased investments. Controllable costs are expected to be broadly flat as efficiencies are identified to offset inflation and higher rate funded costs. Other costs are expected to be around $60 million higher due to rate funded increases and the impact of inflation.

Return on Equity for New England is expected to slightly improve compared to 2022/23.

New York

Net Revenue (excluding timing) is expected to be around $90 million higher, including increases from proposed rate settlements. Around half of this is expected to be offset by higher rate funded costs whilst controllable costs are expected to be broadly flat with workload increases and inflation offset by efficiencies. Other costs are expected to be just over $200 million lower primarily driven by a lower impact from bill relief programmes and environmental reserve increases which occurred in 2022/23. We expect depreciation to remain broadly flat.

Return on Equity for New York is expected to be broadly in line with 2022/23.

NGV and Other activities

In NGV, we expect operating profit to be around 10% lower than 2022/23 with revenues broadly in line with the prior year being offset by development spend on multi-purpose interconnectors and inflationary impacts.

We also expect other activities’ underlying operating profit to be lower year-on-year by over £100 million driven by reduced sales in our Commercial Property business, partly offset by the impact of our significant community spend in 2022/23.

Joint Ventures and Associates

Our share of the profit after tax of joint ventures and associates is expected to be £50 million lower than 2022/23 as a result of lower auction revenues in our joint venture interconnectors.

Interest and Tax (continuing operations)

Net finance costs in 2023/24 are expected to be around £50 million lower than 2022/23. This follows the repayment of the acquisition bridge loan and lower inflationary rate increases, partially offset by increasing rates on new issuances. Other interest is expected to remain broadly flat.

For the full year 2023/24, the underlying effective tax rate, excluding the share of post-tax profits from joint ventures and associates, is expected to be around 26%.

Investment, Growth and Net Debt

Overall Group capital investment for continuing operations in 2023/24 is expected to be above £8 billion.

Asset Growth is expected to be within the 8-10% CAGR target range, reflecting an increase in capex along with higher indexation impacting our UK regulated businesses.

Depreciation is expected to increase, reflecting the impact of continued high levels of capital investment.

Operating cashflow generated from continuing operations (excluding acquisitions, disposals and transaction costs) is expected to increase by around 10% compared to 2022/23 principally driven by higher operating profits (including the impact of timing and storms) but more than offset by increased capital investment and higher cash interest costs.

Net debt is expected to increase by around £4.5 billion (from £41.0 billion as at 31 March 2023) at a GBP:USD rate of 1.2, driven by our continued levels of significant investment in critical clean energy infrastructure, with regulatory gearing broadly flat year over year. This does not include any sale proceeds from the potential sale of the 40% stake in National Gas Transmission.

Weighted average number of shares (WAV) is expected to be approximately 3,700 million in 2023/24.

FINANCIAL REVIEW

In managing the business, we focus on various non-IFRS measures which provide meaningful comparisons of performance between years, monitor the strength of the Group’s balance sheet as well as profitability and reflect the Group’s regulatory economic arrangements. Such alternative and regulatory performance measures are supplementary to, and should not be regarded as a substitute for, IFRS measures, which we refer to as statutory results. We explain the basis of these measures and, where practicable, reconcile these to statutory results in ‘Alternative performance measures/non-IFRS reconciliations’ on pages 78 to 95. Also, we distinguish between adjusted results, which exclude exceptional items and remeasurements, and underlying results, which further take account of: (i) volumetric and other revenue timing differences arising from our regulatory contracts; and (ii) major storm costs which are recoverable in future periods, where these are in excess of $100 million in the year, neither of which give rise to economic gains or losses.

Performance for the year ended 31 March

Financial summary for continuing operations

(£ million)	2022/23	2021/22	change %
Accounting profit:
Gross revenue	21,659	18,449	17%
Other operating income	989	228	334%
Operating costs	(17,769)	(14,306)	24%
Statutory operating profit	4,879	4,371	12%
Net finance costs	(1,460)	(1,022)	43%
Share of joint ventures and associates	171	92	86%
Tax	(876)	(1,258)	(30%)
Non-controlling interest	—	(1)	(100%)
Statutory IFRS earnings (note 7)	2,714	2,182	24%
Less: exceptional items and remeasurements (after tax)	(379)	28	n/m
Less: timing and major storm costs (after tax)	214	140	n/m
Underlying earnings1	2,549	2,350	8%
EPS – statutory IFRS (pence) (note 7)	74.2p	60.6p	22%
EPS – underlying (pence)	69.7p	65.3p	7%
Dividend per share (pence)	55.4p	51.0p	9%
Dividend cover – underlying	1.3	1.3	— %

Economic profit:
Value Added1	4,807	3,833	25%
Group RoE1	11.0%	11.4%	-40bps

Capital investment and asset growth:
Capital expenditure (including NECO additions within held for sale)	7,484	6,185	21%
Add: investments in JVs and associates (excluding St William)	197	461	(57%)
Add: investments in financial assets (National Grid Partners)	59	93	(37%)
Capital investment1	7,740	6,739	15%
Asset growth1	11.4%	8.7%	270bps

Balance sheet strength:
RCF/adjusted net debt (Moody’s)1	9.3%	8.9%	40bps
Net debt (note 29)	40,973	42,809	(4%)
Add: held for sale net debt	—	5,234	n/m
Net debt (including held for sale)1	40,973	48,043	(15%)
Group regulatory gearing1	71%	81%	-10% pts
1.
Non-GAAP alternative performance measures (APMs) and/or regulatory performance measures (RPMs). For further details and, where practicable, reconciliation to GAAP measures, see ‘Alternative performance measures/non-IFRS reconciliations’ on pages 78 – 95.

Statutory IFRS earnings from continuing operations of £2,714 million were up £532 million from 2021/22, significantly impacted by a £511 million gain on disposal of NECO in May 2022 and a £335 million gain on disposal of our Millennium Pipeline investment in October 2022. We had a full-year contribution from our UK Electricity Distribution business (offset by a shorter period of ownership of NECO in the US) and a further £457 million increase in NGV’s contribution (including exceptional insurance recoveries). Statutory results were adversely impacted by £438 million higher interest charges (mainly from inflation on index-linked debt and growth in new long-term senior debt), £742 million adverse year-on-year movements from commodity remeasurements, £252 million lower property contribution (2021/22 included £417 million exceptional gains related to the St William property disposals) and a £95 million increase in major storm costs; but had no repeat of the £458 million deferred tax charge recognised in 2021/22 from the change in the UK tax rate. Statutory EPS for continuing operations of 74.2p was 13.6p higher than the prior year. The net exceptional gains of £619 million (2022: £320 million net charge) and remeasurement losses of £240 million (2022: £292 million net gains) are explained in further detail in the notes to the financial statements.

Our ‘adjusted’ results exclude the impacts from exceptional items and remeasurements, but include the impact from revenue timing and major (deferrable) storm costs, as explained on page 18. Our ‘underlying’ results exclude the total impact of exceptional items, remeasurements, timing and major storm costs. A reconciliation between these alternative performance measures and our statutory performance is detailed on page 80.

Underlying operating profit for continuing operations was up 15% (10% at constant currency), driven by a full year’s contribution and improved performance from UK Electricity Distribution; higher revenues and IFA insurance claim recoveries in NGV; increased underlying revenues, pension gains and a lower COVID-19 impact in New York; and higher property profits (excluding 2021/22’s exceptional gains). UK Electricity Transmission performance was lower as a result of the return of revenues related to Western Link liquidated damages. New England profits were lower from the sale of NECO two months into the current year, partly offset by increased revenues (Massachusetts Electric, Massachusetts Gas and FERC). Our joint ventures and associates’ contribution increased (mainly UK interconnector revenues). These factors were partly offset by higher net financing costs principally from inflation on index-linked debt. Other interest was favourable year on year. Underlying profit after tax increased by 8% and resulted in a 7% increase in underlying EPS to 69.7p.

Capital investment of £7,740 million was £1,001 million (15%) higher than 2021/22, or £552 million (8%) higher at constant exchange rates, driven by a full-year ownership of UK Electricity Distribution, increased capital expenditure in New York, UK Electricity Transmission and NGV, partly offset by lower investment in New England (following the sale of NECO). Higher capital investment along with higher RAV indexation from higher inflation increased our asset growth to 11.4% (2022: 8.7%).

Reconciliation of different measures of profitability and earnings

In calculating adjusted profit measures, where we consider it is in the interests of users of the financial statements to do so we exclude certain discrete items of income or expense that we consider to be exceptional in nature. The table below reconciles our statutory profit measures for continuing operations, at actual exchange rates, to adjusted and underlying versions. Further information on exceptional items and remeasurements is provided in notes 2, 4 and 5.

Reconciliation of profit and earnings from continuing operations

	Operating profit		Profit after tax		Earnings per share (pence)
(£ million)	2023	2022	2023	2022	2023	2022
Statutory results	4,879	4,371	2,714	2,183	74.2	60.6
Exceptional items	(935)	(166)	(619)	320	(16.9)	8.9
Remeasurements	350	(392)	240	(292)	6.5	(8.1)
Adjusted results	4,294	3,813	2,335	2,211	63.8	61.4
Timing	30	16	26	19	0.7	0.5
Major storm costs	258	163	188	121	5.2	3.4
Underlying results	4,582	3,992	2,549	2,351	69.7	65.3

Discontinued operations
On 31 January 2023, we sold 60% of our interest in the UK Gas Transmission and Metering business in exchange for £4.0 billion cash consideration and a 40% retained interest in that business (now called National Gas Transmission). The 60% interest in National Gas Transmission is owned by a consortium of Macquarie Infrastructure and Real Assets and British Columbia Investment Management Corporation. The consortium holds an option to acquire our remaining 40% interest. Further details are provided in the ‘assets held for sale’ note to the financial statements. The results of our 100% share of this business (including metering) are presented as ‘discontinued operations’ in 2021/22 and for the 10 months fully owned to 31 January 2023. On 31 August 2021, the 100% share of the business met the IFRS 5 criteria to be classified as held for sale and depreciation was stopped from that date. The retained 40% has also been classified as a business held for sale with no further profits recognised in 2022/23.

Reconciliation of profit and earnings from discontinued operations
Statutory operating profit from discontinued operations of £715 million (2022: £637 million) includes a £1 million credit in respect of exceptional items (2022: £17 million debit) and timing over-recovery of £12 million (2022: £80 million under-recovery). Tax on exceptional items for discontinued operations comprises a £6 million credit (2022: £1 million credit). The tax charge in 2021/22 also included a deferred tax exceptional charge related to the change in the UK corporation tax rate of £145 million. The after-tax gain on disposal of our 60% share in UK Gas Transmission of £4,803 million is included in our statutory results for discontinued operations. Tax on timing was £2 million (2022: £15 million). Statutory earnings per share from discontinued operations was 138.9p (2022: 4.8p) and adjusted earnings per share from discontinued operations (but excluding the impact of timing) was 8.5p (2022: 11.4p).

Timing over/(under)-recoveries
In calculating underlying profit, we exclude regulatory revenue timing over‑ and under-recoveries and major storm costs (as defined below). Under the Group’s regulatory frameworks, most of the revenues we are allowed to collect each year are governed by regulatory price controls in the UK and rate plans in the US. If more than this allowed level of revenue is collected, an adjustment will be made to future prices to reflect this over‑recovery; likewise, if less than this level of revenue is collected, an adjustment will be made to future prices in respect of the under-recovery. We also collect revenues from customers and pass these on to third parties (e.g. NYSERDA). These variances between allowed and collected revenues and timing of revenue collections for pass-through costs give rise to over- and under-recoveries.

The following table summarises management’s estimates of such amounts for the two years ended 31 March 2023 for continuing and discontinued operations. All amounts are shown on a pre-tax basis and, where appropriate, opening balances are restated for exchange adjustments and to correspond with subsequent regulatory filings and calculations and are translated at the 2022/23 average exchange rate of $1.22:£1.

Timing over/(under)-recoveries
(£ million)	2023	20221
Balance at start of year (restated)	(49)	65
In-year (under)/over-recovery – continuing operations	(30)	(5)
In-year (under)/over-recovery – discontinued operations	12	(80)
Disposal of UK Gas Transmission/NECO	131	—
Balance at end of year	64	(20)
1.
March 2022 balances restated to correspond with 2021/22 regulatory filings and calculations.

In 2022/23, we experienced timing under-recoveries of £112 million in UK Electricity Transmission, under-recoveries of £139 million in UK Electricity Distribution, over-recoveries of £207 million in UK Electricity System Operator, under-recoveries of £39 million in New England and over-recoveries of £53 million in New York. In calculating the post-tax effect of these timing recoveries, we impute a tax rate, based on the regional marginal tax rates, consistent with the relative mix of UK and US balances.

Major storm costs

We also take account of the impact of major storm costs in the US where the aggregate amount is sufficiently material in any given year. Such costs (net of certain deductibles and allowances) are recoverable under our rate plans but are expensed as incurred under IFRS. Accordingly, where the net total cost incurred exceeds $100 million in any given year, we exclude the net costs from underlying earnings. In 2022/23, we incurred deferrable storm costs, which are eligible for future recovery of $314 million (2022: $220 million).

Segmental income statement

The tables below set out operating profit on adjusted and underlying bases, both of which exclude the gain of £4.8 billion on the disposal of our UK Gas Transmission business.

	Adjusted operating profit			Underlying operating profit
(£ million)	2023	2022	change %	2023	2022	change %
UK Electricity Transmission	995	1,067	(7)	1,107	1,152	(4)
UK Electricity Distribution	1,091	909	20	1,230	887	39
UK Electricity System Operator	238	7	3,306	31	54	(43)
New England (including NECO)	708	743	(5)	819	886	(8)
New York	741	780	(5)	874	706	24
NGV	490	286	71	490	286	71
Other activities	31	21	48	31	21	48
Total operating profit – continuing	4,294	3,813	13	4,582	3,992	15
Net finance costs	(1,514)	(1,081)	40	(1,514)	(1,081)	40
Share of post-tax results of joint ventures and associates	190	148	28	190	148	28
Profit before tax – continuing	2,970	2,880	3	3,258	3,059	7
Tax – continuing	(635)	(669)	(5)	(709)	(708)	—
Profit after tax – continuing	2,335	2,211	6	2,549	2,351	8
Earnings per share (pence) – continuing	63.8	61.4	4	69.7	65.3	7

	Adjusted operating profit			Adjusted operating profit (excluding the impact of timing and major storm costs)
(£ million)	2023	2022	change %	2023	2022	change %
Profit after tax – discontinued	320	344	(7)	310	409	(24)
Earnings per share (pence) – discontinued	8.7	9.6	(9)	8.5	11.4	(25)
Profit after tax – total Group	2,655	2,555	4	2,859	2,760	4
Earnings per share (pence) – total Group	72.5	71.0	2	78.2	76.7	2

Statutory operating profit increased in the year, primarily as a result of the exceptional gains on disposal of businesses, improved NGV performance, a full-year contribution from NGED, change in discount rate applied to environmental provisions partly offset by year-on-year swings in commodity derivative remeasurements and lower profits in our commercial property business, which benefitted from exceptional gains related to disposal of a joint venture in 2021/22. Excluding exceptional items and remeasurements, adjusted operating profit increased by £481 million (13%) or 8% on a constant currency basis. Major storm costs were £95 million higher than the prior year. The reasons for the movements in underlying operating profit are described in the Business Review.

Financing costs, share of post-tax joint ventures and associates and taxation – continuing

Net finance costs
Net finance costs (excluding remeasurements) for the year were 40% higher than last year at £1,514 million, with the £433 million increase driven by higher net debt-related financing costs, from growth in new long-term senior debt and a £244 million impact from higher inflation on our index-linked debt, along with the impact of foreign exchange movements. These higher costs were partly offset by favourable year on year other interest income, with benefits from interest on pension and other post-employment benefit (OPEB) liabilities and increased capitalised interest. The effective interest rate for continuing operations of 4.4% is 120bps higher than the prior year rate.

Joint ventures and associates
The Group’s share of net profits from joint ventures and associates on a statutory basis increased by £79 million, benefitting from £37 million favourable year-on-year derivative remeasurements. On an adjusted basis, the share of net profits from joint ventures and associates increased by £42 million compared with 2021/22, mainly as a result of BritNed, with higher revenues driven by higher auction prices plus the impact of a two-month outage in the prior year, partly offset by Nemo Link as a result of interconnector cap adjustments and an adverse year-on-year contribution from our joint venture investments in NG Partners as a result of downward market fair value movements.

Tax
The underlying effective tax rate (excluding joint ventures and associates) of 23.1% was 120bps lower than last year (2022: 24.3%). This reflects the lower tax charge in 2022/23 for the remeasurement of state deferred taxes following the sale of our Rhode Island business.

Cash flow, net debt and funding

Net debt is the aggregate of cash and cash equivalents, borrowings, current financial and other investments and derivatives (excluding commodity contract derivatives) as disclosed in note 11. ‘Adjusted net debt’ used for the RCF/adjusted net debt calculation is principally adjusted for pension deficits and hybrid debt instruments. For a full reconciliation see page 86. The following table summarises the Group’s cash flow for the year, reconciling this to the change in net debt.

Summary cash flow statement
(£ million)	2023	2022	change %
Cash generated from continuing operations	6,432	5,788	11
Cash capital investment (net of disposals and exceptional insurance recoveries)	(7,167)	(5,781)	(24)
Disposal of Millennium/St William	497	413	20
Dividends from JVs and associates	190	166	14
Business net cash (outflow)/inflow from continuing operations	(48)	586	n/m
Net interest paid	(1,365)	(1,013)	(35)
Net tax paid	(89)	(298)	70
Cash dividends paid	(1,607)	(922)	(74)
Other cash movements	17	30	(43)
Net cash outflow (continuing)	(3,092)	(1,617)	(91)
Disposal of UK Gas Transmission and Metering and NECO1	6,995	—	n/m
Acquisition of National Grid Electricity Distribution2	—	(7,837)	100
Discontinued operations	(9)	657	n/m
(Repayment of)/proceeds from bridge loan to acquire National Grid Electricity Distribution	(8,200)	8,200	n/m
Other, including net financing raised in year	4,271	628	n/m
(Decrease)/increase in cash and cash equivalents	(35)	31	n/m

Reconciliation to movement in net debt
(Decrease)/increase in cash and cash equivalents	(35)	31	n/m
Bridge loan to acquire National Grid Electricity Distribution	8,200	(8,200)	n/m
Less: other net cash flows from investing and financing transactions	(4,271)	(628)	n/m
Net debt reclassified to held for sale	—	4,063	(100)
Fair value of National Grid Electricity Distribution net debt acquired	—	(8,147)	100
Impact of foreign exchange movements on opening net debt	(1,293)	(828)	(56)
Other non-cash movements	(765)	(554)	(38)
Decrease/(increase) in net debt	1,836	(14,263)	n/m
Net debt at start of year	(42,809)	(28,546)	(50)
Net debt at end of year	(40,973)	(42,809)	4

1.
Cash proceeds of £3,081 million for NECO and £4,032 million for UK Gas Transmission, less balance of cash and cash equivalents disposed with these businesses.
2.
Includes £44 million cash and cash equivalents acquired with National Grid Electricity Distribution.

Cash flow generated from continuing operations was £6.4 billion, £0.6 billion higher than last year, mainly due to a full-year contribution from UK Electricity Distribution, higher revenues compared with 2021/22, lower spend on provisions and higher net exceptional income, offset by favourable working capital inflows on payables. Cash expended on investment activities increased as a result of continued organic growth in our regulated and non-regulated businesses, partly offset by the disposal of financial investments.

Our strategic pivot is complete with the sale of NECO in May 2022 generating £3,081 million of proceeds (less £40 million financing costs) and the sale of 60% of UK Gas Transmission and Metering in January 2023 generating £4,032 million of proceeds. The disposal of our Millennium Pipeline investment in October 2022 also generated £497 million of proceeds in 2022/23. In the prior year, the sale of the St William joint venture generated £413 million of proceeds. Net interest paid increased as a result of a higher average level of net debt and increased base rates on borrowings. The Group made net tax payments of £89 million for continuing operations during 2022/23. This reflected utilising tax losses primarily against the gains on sale of NECO and Millennium alongside refunds received in respect of US tax settlements for historical years. The higher cash dividend of £1,607 million reflected a lower scrip uptake of 15% (2022: 48%). In the prior year, the cash acquisition of WPD in June 2021 for £7.9 billion increased net debt, along with a further £8.1 billion increase from the fair value of net debt acquired.

Discontinued operations represents UK Gas Transmission and Metering which generated lower cash inflows in 2022/23, principally as a result of a shorter period of ownership, higher capital expenditure and adverse working capital movements, partly offset by favourable timing movements, lower tax payments and other investing activities compared with 2021/22. Non-cash movements primarily reflect changes in the sterling–dollar exchange rate, accretions on index-linked debt, lease additions and other derivative fair value movements, offset by the amortisation of fair value adjustments on the debt acquired with WPD.

The Board has considered the Group’s ability to finance normal operations as well as funding a significant capital programme, taking account of the disruption caused by the energy crisis. This includes stress testing of the Group’s finances under a ‘reasonable worst-case’ scenario, assessing the timing of the sale of businesses held for sale and the further levers at the Board’s discretion to ensure our businesses are adequately financed. As a result, the Board has concluded that the Group will have adequate resources to do so.

FINANCIAL STRENGTH

Our overall Group credit rating remains at a strong investment grade level, BBB+/Baa1 with stable outlook

During the year we raised over £7 billion of new long-term senior debt to refinance maturing debt and to fund a portion of our significant capital programme. The new bonds issued include further borrowings under our Green Financing Framework. The £8.2 billion bridge financing facility to fund the purchase of the UK Electricity Distribution business was fully repaid in 2022/23 following receipt of proceeds from the sales of NECO and a 60% stake in our UK Gas Transmission and Metering business.

As at 18 May 2023, we have £8.0 billion of undrawn committed facilities available for general corporate purposes, all of which have expiry dates beyond May 2024. National Grid’s balance sheet remains robust, with strong overall investment grade ratings from Moody’s, Standard & Poor’s (S&P) and Fitch.

Regulatory gearing, measured as net debt as a proportion of total regulatory asset value and other business invested capital reduced significantly in the year to 71% as at 31 March 2023. This was lower than the previous year end level of 81% principally as a result of the sale of a 60% stake in our UK Gas Transmission business for £4.0 billion in January 2023 along with £3.1 billion proceeds from the sale of NECO in May 2022. Taking into account the benefit of our hybrid debt, adjusted gearing as at 31 March 2023 was 69%, with the current overall Group credit rating of BBB+/Baa1 (S&P/Moody’s).

Retained cash flow as a proportion of adjusted net debt was 9.3%. Taking into account the benefit of our hybrid debt, we expect gearing levels, and the other standard metrics we monitor, to sit within ranges that are appropriate for the current, strong investment grade, overall Group credit rating. This includes the long-term average Retained cash flow (RCF)/adjusted net debt level of above 7% indicated by Moody’s as consistent with maintaining our current Group credit rating, and the Funds From Operations (FFO)/adjusted net debt metric level of above 10% as indicated by S&P.

Dividend increase of 8.77% recommended for 2022/23

The Board has recommended an increase in the final dividend to 37.60p per ordinary share ($2.3459 per American Depository Share), which will be paid on 9 August 2023 to shareholders on the register of members as at 2 June 2023. If approved, this will bring the full-year dividend to 55.44p per ordinary share, an increase of 8.77% over the 50.97p per ordinary share in respect of the financial year ended 31 March 2022. This is in line with the increase in average UK CPIH inflation for the year ended 31 March 2023 as set out in our dividend policy. Our aim is to grow the annual dividend per share in line with CPIH, thus maintaining it in real terms. The Board will review this policy regularly, taking into account a range of factors including expected business performance and regulatory developments.

At 31 March 2023, National Grid plc had £14 billion of distributable reserves, which is sufficient to cover more than five years of forecast Group dividends. If approved, the final dividend will absorb approximately £1,383 million of shareholders’ funds. This year’s dividend is covered approximately 1.3x by underlying earnings.

The Directors consider the Group’s capital structure at least twice a year when proposing an interim and final dividend and aim to maintain distributable reserves that provide adequate cover for dividend payments.

A scrip dividend alternative will again be offered in respect of the 2022/23 final dividend.

GROWTH AND VALUE ADDED

A balanced portfolio to deliver asset and dividend growth

National Grid seeks to create value for shareholders through developing a balanced portfolio of businesses that offer an attractive combination of asset growth and cash returns.

Strong organic growth driven by critical investment

Asset growth excludes the impact of the £9,608 million reduction in RAV, rate base and other assets as a result of the disposal of our NECO and 60% of our UK Gas Transmission and Metering business during the year.

In 2022/23, the Group achieved asset growth of 11.4% driven by our capital investment programme alongside RAV indexation. This investment continued our focus on building and maintaining world-class networks that are safe, reliable, resilient and ready for the future. It is specifically focused on:

●
our regulated businesses: with the objective of upgrading and modernising ageing infrastructure, especially in the US, to meet the changing needs of customers and to drive the decarbonisation of energy supply; and

●
interconnector projects: with the objective of bringing a range of lower cost and renewable energy sources into the UK.

In 2023/24, we expect Group capital investment to be above £8 billion for continuing operations.

We are confident that this high-quality growth will continue to generate attractive returns for shareholders and add to our long-term investment proposition of sustainable asset and income growth.

£7.7 billion of capital investment for continuing operations in 2022/23, 8% higher at constant currency

We continued to make significant investments in critical energy infrastructure during 2022/23. Total capital investment for continuing operations across the Group was £7,740 million, an increase of £1,001 million 15% (or 8% at constant currency) compared to the prior year.

Capital investment
Year ended 31 March (£ million)	At actual exchange rates			At constant currency
	2023	2022	% change	2023	2022	% change
UK Electricity Transmission	1,303	1,195	9%	1,303	1,195	9%
UK Electricity Distribution	1,220	899	36%	1,220	899	36%
UK Electricity System Operator	108	108	— %	108	108	— %
New England (including NECO)	1,677	1,561	7%	1,677	1,731	(3) %
New York	2,454	1,960	25%	2,454	2,174	13%
NGV	906	913	(1) %	906	968	(6) %
Other¹	72	103	(30) %	72	113	(36) %
Total capital investment – continuing	7,740	6,739	15%	7,740	7,188	8%
UK Gas Transmission	301	261	15%	301	261	15%
Total capital investment – continuing and discontinued	8,041	7,000	15%	8,041	7,449	8%

1.
Excludes £nil (2022: £25 million) equity contribution to the St William Homes LLP joint venture. Includes £59 million National Grid Partners investment (2022: £93 million, at actual exchange rates).

Capital investment in UK Electricity Transmission increased by £108 million compared with 2021/22, primarily due to LPT2, overhead line projects including Cottam to Wymondley, East Cost onshore projects and capitalised interest, partly offset by lower Hinkley Seabank spend. UK Electricity Distribution increased by £321 million primarily due to a full year of ownership alongside increased customer-driven connection activities. In New England, capital investment increased by £116 million (£54 million reduction on a constant currency basis) primarily due to the disposal of our Rhode Island business during 2022/23 resulting in a £280 million reduction (at constant currency), partially offset by higher spend on gas assets, including the gas system enhancement plan, and increased reinforcement of electricity networks. In New York, capital investment was £280 million higher (on a constant currency basis, £494 million higher at actual currency), primarily due to increased electricity network reinforcement, right of use asset additions (non-cash leases entered into in 2022/23), including renewing the Volney–Marcy transmission line lease, increased digital and increased security investment, partially offset by lower leak-prone pipe replacement work in our gas businesses, following the acceleration in 2021/22. Capital investment in NGV decreased by £7 million (£62 million lower at constant currency), with higher expenditure in IFA following the fire in September 2021 and also in Grain LNG being more than offset by lower North Sea Link (NSL) interconnector investment (commissioned in 2021/22) and no recurrence of last year’s investment in an over 3 GW potential offshore wind seabed lease in New York. Other activities capital investment reduced primarily as a result of lower investments in National Grid Partners.

In UK Gas Transmission, capital investment increased by £40 million from continued investment at Peterborough and Huntingdon compressor stations, higher capitalised interest and higher cyber spend compared with 2021/22.

Achieved asset growth of 11.4% compared to 8.7% last year

During 2022/23, our combined regulated asset base and NGV and Other business assets decreased by £2,732 million, of which £9,608 million related to the decrease from the disposals of NECO and our UK Gas Transmission and Metering business. Asset growth is calculated excluding the impact of these disposals. UK RAV increased 11.5% including the impact of higher CPI and RPI inflation on RAV indexation, partly offset by RAV depreciation. The US rate base grew strongly by 8.0% during the year. NGV and Other businesses increased as a result of ongoing capital investment.

Excluding the decrease as a result of the disposal of NECO and our UK Gas Transmission business, our combined regulated asset base and NGV and Other business assets grew by £6,876 million or 11.4%. For detailed calculations of asset growth see pages 93 to 94.

Assets
Year ended 31 March (£ million at constant currency)	2023	Disposal of NECO and UK Gas Transmission1	2022	% change
UK RAV¹	28,205	(6,989)	31,577	11.5%
US rate base¹	23,038	(2,476)	23,628	8.0%
Total RAV and rate base	51,243	(9,465)	55,205	10.0%
NGV and Other businesses2	6,604	(143)	5,374	25.5%
Total	57,847	(9,608)	60,579	11.4%

1.
UK RAV Includes UK Gas Transmission of £6,651 million and US rate base includes NECO of $2,989 million at 31 March 2022.
2.
The £143 million disposal adjustment relates to our non-regulated UK metering business within UK Gas Transmission.

Value Added of £4,807 million driven by improved performance and higher RAV indexation

Value Added excludes the reduction in assets and reduction in net debt as a consequence of the sale of NECO and the sale of 60% of our UK Gas Transmission business during 2022/23. Value Added, which reflects the key components of value delivery to shareholders (i.e. dividend and growth in the economic value of the Group’s assets, net of growth in net debt) was £4.8 billion in 2022/23. This was higher than last year’s £3.8 billion, driven by higher RAV indexation in UK Electricity Transmission and UK Electricity Distribution, stronger NGV and Other performance, higher US returns and a smaller adverse impact from COVID-19 compared with 2021/22, offset by higher interest. Of the £4.8 billion Value Added, £1.6 billion was paid to shareholders as cash dividends and £3.2 billion was retained in the business. Value Added per share was 131.4p compared with 106.5p in 2021/22. Value Growth is normalised for long-run inflation assumptions by adjusting value added for the difference between actual experienced inflation on UK RAV indexation and index-linked debt and the equivalent movements at a long-run assumed inflation rate of 2% CPIH or 3% RPI, and dividing this result by the equity base used to calculate Group RoE (at closing exchange rates). Value growth was 12.4% compared with 12.8% in 2021/22. For detailed calculations of Value Added see pages 93 to 94.

BUSINESS REVIEW

In addition to IFRS based profit measures, National Grid calculates a number of additional regulatory performance metrics to aid understanding of the performance of the regulated businesses. These metrics aim to reflect the impact of performance in the current year on future regulatory revenue allowances. This includes the creation of future regulatory revenue adjustment balances and the impact of current year performance on the regulated asset base. These metrics also seek to remove the impacts on current year revenues relating to ‘catch up’ or ‘sharing’ of elements of prior year performance, for example the sharing of prior year efficiencies with customers.

These metrics include Return on Equity, Regulated Financial Performance and Regulated Asset Value or Regulated Rate Base. Further detail on these is provided on pages 86 to 93.

Year ended 31 March	Regulatory Debt: Equity assumption	Achieved Return on Equity		Base or Allowed Return on Equity
%		2023	2022	2023	2022
UK Electricity Transmission	55/45	7.5	7.7	6.3	6.3
UK Electricity Distribution	65/35	13.2	13.6	9.6	9.6
UK Gas Transmission	60/40	7.8	7.8	6.6	6.6
New England1	Avg. 45/55	8.3	8.3	9.9	9.8
New York	Avg. 52/48	8.6	8.8	8.9	8.9
Group Return on Equity		11.0	11.4	n/a	n/a
1.
Figure for 2023 excludes NECO, figure for 2022 includes NECO.

As at 31 March	RAV, Rate Base or other business assets		Total regulated and other balances1
(£ million, at constant currency)	2023	2022	2023	2022
UK Electricity Transmission	17,072	15,471	16,912	15,242
UK Electricity Distribution	10,773	9,248	10,756	9,299
UK Electricity System Operator	360	297	282	442
UK Gas Transmission	—	6,561	—	6,669
New England2	7,907	9,860	10,080	11,774
New York	15,131	13,768	16,184	14,646
Total regulated	51,243	55,205	54,214	58,072
NGV and Other balances	6,604	5,374	6,712	4,566
Group regulated and other balances	57,847	60,579	60,926	62,638
1.
March 2022 balances restated for opening balance adjustments to correspond with 2021/22 regulatory filings and calculations.
2.
Figure for 2023 excludes NECO, figure for 2022 includes NECO.

UK ELECTRICITY TRANSMISSION

Operational Performance

UK Electricity Transmission delivered another year of strong operational performance reflected in an excellent network reliability of 99.999997%. Over the winter, a taskforce was established to coordinate and deliver enhanced levels of winter preparedness, looking across network availability, crisis management, and communications, whilst working closely with the ESO, Ofgem, government and wider stakeholders. Overall, the network performed well and, working alongside the ESO, we were able to provide the required network availability and resilience in the short term.

Capital investment and projects

In 2022/23, we invested £1,303 million in our UK Electricity Transmission network, up 9% from the prior year as part of our RIIO-T2 promise to deliver £9 billion capex across 2022-2026 in our Electricity Transmission business. This increase was principally through higher spend on LPT2, overhead line projects including Cottam-Wymondley, and East Coast Onshore projects, partly offset by lower spend on the Hinkley-Seabank connection project as it moves nearer to completion, and lower IT capex.

This year saw the installation of our new T-pylon design, the first new design in nearly a century. At one third shorter, they have a smaller footprint than lattice pylons, use less land and have less visual impact. Out of a total of 116 as part of the Hinkley programme, 93 have been installed. The Hinkley programme is now more than 80% complete and remains on track to complete all works by December 2024. We also made good progress on our LPT2 project, where we have now completed the first of five drives for the tunnel boring machines, marking a significant milestone for the project which will future proof the energy infrastructure of London.

Whilst we continue to deploy record levels of investment across the transmission network, we are continuing to enhance the natural environment. Across the Peak District National Park, Somerset and the Mendip Hills, we have now moved over 70km of overhead lines underground to reduce visual impact of infrastructure in these areas of outstanding natural beauty. In addition, we have achieved biodiversity net gains through our Peak District project through careful management of the environment around the project’s very sensitive and constrained construction site. This included the creation of an additional habitat for wildlife, the rehabilitation of a bird community, and the level of permitted tree removal greatly reduced.

Regulatory progress

Our Electricity Transmission business continues to perform well against RIIO-T2 Output Delivery Incentive (ODI) targets, delivering incentive performance of £89 million in the second year of the price control period. This shows our continued focus on operating a safe and reliable network that meets the needs of our customers and network users against a background of unprecedented rises in energy costs and energy supply challenges.

In December, Ofgem published its decision on accelerated onshore electricity transmission investment, confirming that National Grid Electricity Transmission (NGET) will be responsible for the delivery of 17 major electricity transmission projects, of which four are in joint venture with Scottish transmission operators. We welcomed the clarity and commitment this decision gives NGET, and the wider industry, as the next step towards a more affordable, resilient and clean energy system. Whilst this investment is fundamental to the successful delivery of the decarbonisation of our electricity system, it will also bring greater security of supply, as well as improved affordability for customers in the long run. We expect these projects to be delivered largely after the end of RIIO-T2, with most expenditure in the next price control period. We are working with Ofgem to develop the details of the regulatory process around the ASTI projects which will determine the project specifics to approve funding and incentivisation.

As Ofgem has highlighted, urgent reform is still required across a number of areas. The planning system needs streamlining to allow for the delivery of this critical national infrastructure in a timely fashion; the setting of allowances needs to enable a programmatic approach; and communities must see clear long-term economic benefit to hosting infrastructure for the UK to achieve its net zero ambition. We will continue to work alongside government and Ofgem to progress these critical projects, as we look towards agreeing a regulatory and financial framework that can enable the delivery of this infrastructure in future years.

This year, UK Electricity Transmission has worked collaboratively with the ESO to implement a number of measures to address the connection pipeline. With the agreement of Ofgem, these include a two stage offer process which will allow us to optimise projects in the pipeline and accelerate connection dates. We will actively engage with the upcoming consultations on wider connection reform.

Revenue and Costs in 2022/23 on an IFRS basis

UK Electricity Transmission statutory operating profit was £62 million lower in the year. In 2022/23, there were £8 million of exceptional costs related to the cost-efficiency programme (2022: £12 million) offset by a £6 million (2022: £nil) credit in respect of change in discount rate applied to environmental provisions. Timing under-recoveries of £112 million in 2022/23 compared with £85 million in 2021/22 mainly due to under-collection of Transmission Network Use of System (TNUoS) revenues from lower volumes and the impact of higher inflation, partly offset by the recovery of prior period recoveries.

Adjusted operating profit reduced by £72 million (7%), but this included £27 million adverse year-on-year timing movements. Underlying operating profit reduced by 4%. Net revenues (adjusted for timing) were lower from the return of £147 million for Western Link liquidated damages received in prior years, the impact of tax allowances (super-deductions) and lower customer-funded works (mainly HS2), partly offset by higher revenues from RAV indexation.

Regulated controllable costs were £14 million higher from the impact of higher energy costs (own-use utilities and fuel costs). Other inflationary and workload increases were offset by efficiency savings. Other costs were lower, mainly relating to a one-off settlement in the prior year and higher profit from sale of assets in the current year.

The decrease in depreciation and amortisation reflects prior year asset write-offs partly offset by higher depreciation of a higher asset base.

UK Electricity Transmission
(£ million)	2023	2022	% change
Revenue	1,987	2,035	(2)
Operating costs	(994)	(980)	1
Statutory operating profit	993	1,055	(6)
Exceptional items	2	12	(85)
Adjusted operating profit	995	1,067	(7)
Timing	112	85	32
Underlying operating profit	1,107	1,152	(4)

Net revenue (adjusted for timing)	1,882	1,968	(4)
Regulated controllable costs	(241)	(227)	6
Post-retirement benefits	(31)	(26)	19
Other operating costs	(19)	(55)	(65)
Depreciation and amortisation	(484)	(508)	(5)
Underlying operating profit	1,107	1,152	(4)
Timing	(112)	(85)	32
Adjusted operating profit	995	1,067	(7)

Return on Equity

RoE for the year, normalised for a long-run CPIH inflation rate of 2%, was 7.5%. This includes 120bps outperformance, largely reflecting delivery of projects spanning across RIIO-1 and RIIO-2. The principal components of RoE are shown in the table below:

Year ended 31 March	2023	2022
Base return (including avg. 2% long-run inflation)1	6.3	6.3
Totex incentive mechanism2	1.1	1.4
Other revenue incentives	0.1	0.1
Return including in year incentive performance	7.5	7.8
Pre-determined additional allowances and other income	—	(0.1)
Return on Equity	7.5	7.7
1.
Assuming regulatory gearing at 55%.
2.
Excludes impact of exceptional restructuring costs (post sharing)

For Regulated Financial Performance, please refer to page 87.

Regulated Financial Position up 11%

In the year, RAV grew by 10% driven by ongoing investment coupled with RAV indexation (8.9% 2022/23 versus 6.2% 2021/22).

	2023	2022
Opening Regulated Asset Value (RAV)	15,471	14,328
Asset additions (slow money) – actual	1,180	1,130
Performance RAV or assets created	68	75
Inflation adjustment (actual CPIH)	1,373	894
Depreciation and amortisation	(1,020)	(941)
Closing RAV	17,072	15,486

Opening balance of other regulated assets and (liabilities)	(268)	(278)
Movement	108	66
Closing balance	(160)	(212)

Closing Regulated Financial Position	16,912	15,274

UK ELECTRICITY DISTRIBUTION

Operational Performance

UK Electricity Distribution delivered another year of strong operational performance with an excellent network reliability of 99.99469%. This despite winter periods with winds around 60 mph, freezing temperatures and heavy snow across the network footprint. We completed the RIIO-ED1 price control period in a position of strength, outperforming the majority of the 76 business plan commitments we made at the start of the period across our key output areas including customer satisfaction, reliability and environment. In the current year, we beat our targets for customer minutes lost and customer interruptions by around 30%. Our Business Carbon Footprint (BCF) has reduced by 42% since 2014/15, and UK Electricity Distribution has also been listed as one of Europe’s Climate Leaders for 2022 in the Financial Times-Statista list.

Capital investment and projects

In 2022/23, we invested £1,220 million in our UK Electricity Distribution network, up 36% from the prior year. This increase was driven principally by a full year of UK Electricity Distribution ownership; a 10% step up in new customer connections year on year, mainly driven by growth in low carbon technologies such as EV and heat pump connections; and digital investments required to set up our Distribution System Operator (DSO) function which will enable greater flexibility services and network reinforcement investment for our customers. During the year, we have processed over 30,400 domestic EV charger and heat pump applications in 2022/23. Of those, over 29,900 (or 98%) were approved within two working days.

Customer focus

UK Electricity Distribution has an excellent track record of customer service which is reflected in our performance against the Broad Measure of Customer Satisfaction (BMCS) results, scoring 8.99 out of 10 overall. With our fuel poverty schemes, we have supported over 24,000 fuel poor customers, leading to estimated annual savings for them of £20.6 million. Our Community Matters Fund has awarded over £3.8 million to 759 grassroots organisations in 2022/23, including £2.5 million to tackle fuel poverty in the communities we serve.

In 2022/23, we experienced no categorised storm events across the UK Electricity Distribution service territory, and the network has performed to its normal industry leading levels.

We have streamlined our connections process making it quicker and easier for customers to connect EV chargers and heat pumps, allowing 18,829 customers to obtain connections approval within 24-48 hours. We have received and processed over 30,000 domestic EV charger and heat pump applications in the current year. To deal with increasing volumes of low carbon technology connections, a new digital tool has been launched that allows customers to apply online to connect domestic electric vehicle chargers. This tool will be extended to heat pumps and domestic solar installations as well.

Over the past few years we have been addressing the provision of EV charging at Motorway Services and on trunk roads. This came together in our Take Charge innovation project which will deliver the electrical capacity to power 80 rapid EV charges at a single service station site. It is an innovative solution that brings the ‘electrical capacity of a small town’ to each motorway service station. The project won the Utility Week Disruptor of the Year award for 2022.

RIIO-ED2 progress

In March, we announced our acceptance of all of the RIIO-ED2 price control arrangements proposed by Ofgem in its Final Determinations, covering UK Electricity Distribution for the period April 2023 to March 2028. The price controls, developed with 25,000 stakeholders over the course of two years, will further accelerate our delivery of smart, decarbonised electricity distribution networks in the UK, at the lowest cost to customers.

The key components of the price control arrangements include:

●
£5.9 billion (2021/22 prices) of totex funding;

●
an allowed real equity return of 5.23% average;

●
introduction of 37 uncertainty mechanisms which flex funding through the period dependent on outputs delivered and justification case made;

●
RIIO-ED2 incentive targets have tightened across most areas. There are some new incentives, particularly around the Distribution System Operator (DSO) incentive, and UK Electricity Distribution is looking at what and how we deliver to ensure we continue to be a frontier performing DSO delivering for our stakeholders. In addition, we continue to focus on our totex targets to ensure we can deliver all other price control commitments in the most efficient way; and

●
there are a number of uncertainty mechanism windows which Ofgem has proposed in ED2 to provide additional funding. We will look to ensure we provide the necessary evidence to secure the additional necessary funding under these schemes.

We have also made good progress in integrating UK Electricity Distribution into the rest of the Group including progressing synergy benefits. We have made changes to align functions under common leadership, integrated IT systems in a number of areas such as treasury and procurement, and are beginning to harness our increased scale in joint procurement activities.

Revenue and Costs in 2022/23 on an IFRS basis

Statutory operating profit was £160 million higher in the year, reflecting a full year of ownership, compared to a 9.5-month period for the year ended 31 March 2022.

In 2022/23, there were £22 million of exceptional costs related to the integration of the business into the wider Group. Adjusted operating profit increased by 20%, including the extra period of ownership and the impact of £161 million adverse year-on-year timing movements. Timing under-recoveries of £139 million in 2022/23 are mainly due to the under collection of earned incentives and inflation true-ups, partly offset by over-recovery of pass-through costs, as well as the return of prior period over-recovered balances primarily as a result of the impact of tax allowances (super-deductions).

Underlying operating profit increased by 39%. Net revenues (adjusted for timing) were higher than the prior year due to the extra period of ownership and higher revenues due to RAV indexation, partly offset by the impact of tax allowances and lower engineering recharge revenues due to lower workload.

Regulated controllable costs were higher than the prior year as a result of the different period of ownership. Other costs were lower, mainly due to £13 million profit from the sale of the Smart Metering business and lower engineering recharge costs due to lower work volumes offset by the longer period of ownership.

The increase in depreciation and amortisation reflects the full year of ownership and a higher asset base.

UK Electricity Distribution
(£ million)	2023	9.5 months to 31 March 2022	% change
Revenue	2,045	1,482	38
Operating costs	(976)	(573)	70
Statutory operating profit	1,069	909	18
Exceptional items	22	—	n/a
Adjusted operating profit	1,091	909	20
Timing	139	(22)	(732)
Underlying operating profit	1,230	887	39

Net revenue (adjusted for timing)	1,766	1,335	32
Regulated controllable costs	(235)	(180)	31
Post-retirement benefits	(24)	(24)	—
Other operating costs	(54)	(86)	(37)
Depreciation and amortisation	(223)	(158)	41
Underlying operating profit	1,230	887	39
Timing	(139)	22	(732)
Adjusted operating profit	1,091	909	20

Return on Equity above base levels

RoE, normalised for a long-run RPI inflation rate of 3%, was 13.2% in 2022/23. This includes 360bps outperformance, mainly due to strong incentive performance including interruptions quality, reliability and customer service. This was slightly lower on the prior year due to increased customer service targets. The principal components of the difference are shown in the table below:

For the year ended 31 March	2023	9.5 months to 31 March 2022
Base return (including avg. 3% long-run inflation)	9.6	9.6
Totex incentive mechanism	0.9	1.0
Other revenue incentives	2.7	3.0
Return on Equity	13.2	13.6

For Regulated Financial Performance, please refer to page 87.

Regulated Financial Position up 16%

In the year, RAV grew by 16% driven by ongoing investment coupled with RAV indexation of 13.6% (2022: 9.0%).

	2023	9.5 months to 31 March 2022
Regulated Asset Value (RAV) at acquisition date (estimated)	9,248	8,476
Asset additions (slow money) – actual	971	684
Performance RAV or assets created	22	9
Inflation adjustment (actual RPI)	1,261	593
Depreciation and amortisation	(729)	(512)
Closing RAV	10,773	9,250

Opening balance of other regulated assets and (liabilities) (2022: balance at acquisition date)	51	230
Movement	(68)	(173)
Closing balance	(17)	57

Closing Regulated Financial Position	10,756	9,307

UK ELECTRICITY SYSTEM OPERATOR (ESO)

Overview

The UK Electricity System Operator (ESO) has performed well during the year. Underlying net revenue was £44 million higher than the prior year; capital investment reached £108 million in the year, in line with the prior period, primarily driven by transformational IT projects to deliver the RIIO-2 Business Plan.

In April 2022, the Department for Energy Security and Net Zero (DESNZ) and Ofgem announced their joint decision to create a new Future System Operator (FSO) that builds on the track record and skills of the ESO whilst creating an impartial body with responsibilities across both the electricity and gas systems. We will continue to work closely with all parties involved in the coming months to enable a smooth and successful transition. We have continued to advance our plans during the year to ensure an orderly transition in 2024. We are working with DESNZ and Ofgem to agree appropriate mechanisms for compensation relating to this activity.

At the end of August, the ESO submitted its updated RIIO-2 Business Plan covering the two year regulatory period from April 2023 to March 2025. Ofgem issued their Final Determinations on the plan in March 2023. The plan will deliver excellence in system operation, continue the drive towards net zero, build efficient and effective markets, and includes £651 million8 of totex over this period.

In October, the ESO developed the most comprehensive Winter Preparedness plans to date to maximise asset availability and performance. These proved very effective over the winter period. The ESO deployed its usual range of tools to manage the system as well as the new Demand Flexibility Service and winter contingency coal contracts. Winter operations within the control room were carried out as normal supported by new services.

During the year, the ESO continued to invest significantly in the new Balancing Programme. This is a key technology programme designed to develop the balancing capabilities that the Electricity National Control Centre needs to deliver reliable and secure system operation, facilitate competition and meet our ambition for net zero carbon operability. The Balancing Programme will modernise and transform our balancing capabilities, together with associated platforms, and is a key enabler to the £2.8 billion of benefits expected to be delivered by the completion of our work in 2023/24 and 2024/25.

Customer connections

Looking forward, over 60% of the projects in the (generation) connection pipeline have connection dates within 12 months of their requested date. However, we are progressing the following options in order to address and better manage the connection request pipeline:

●
ESO Connection Reform process – working towards an industry consultation in summer 2023 on proposed options for changes to the connections process and how they will be implemented.

●
Transmission Entry Capacity (TEC) Amnesty – this provides developers an opportunity to leave the connections pipeline without incurring termination liabilities. The amnesty is the first of its kind in nearly a decade, and over 8 GW of generation applied before the end of the amnesty window in April 2023.

●
Pipeline Management – these are changes to the industry’s commercial framework to formally introduce better tools to manage the pipeline. To remain in the pipeline, customers will need to demonstrate their project is progressing by meeting key milestones. These proposals have now finished the ‘development and assessment’ phase, and we expect it to be submitted to Ofgem for a decision in early summer 2023.

Revenue and Costs in 2022/23 on an IFRS basis

UK Electricity System Operator statutory operating profit increased £232 million in the year, mostly driven by year-on-year timing movements. Timing over-recoveries of £207 million in 2022/23 were driven by collection of prior period balances (legacy TNUoS, Balancing Services Use of System (BSUoS) deferrals, licence fee and other pass-through costs), a £22 million totex over-recovery (reflecting lower totex spend compared with allowances) and the net impact of other pass-through cost true-ups from inflation, incentives and post-vesting connections. In 2022/23 £1 million (2022: £2 million) of exceptional costs were incurred as part of our broader cost efficiency programme.

Adjusted operating profit increased by £231 million driven by the £254 million year-on-year timing movement, partly offset by asset write offs. Excluding the impact of timing, underlying operating profit decreased by £23 million. Net revenue (adjusted for timing) was £44 million higher, but broadly offset by increased regulated controllable costs and pensions as a result of the expected higher volume of work under RIIO-2, plus £10 million additional FSO costs ahead of separation of this business. Depreciation and amortisation was £18 million higher, mostly from accelerated depreciation of the Electricity Balancing System.

UK Electricity System Operator
(£ million)	2023	2022	% change
Revenue	4,690	3,455	36
Operating costs	(4,453)	(3,450)	29
Statutory operating profit	237	5	4,640
Exceptional items	1	2	(50)
Adjusted operating profit	238	7	3,300
Timing	(207)	47	(540)
Underlying operating profit	31	54	(43)

Net revenue (adjusted for timing)	331	287	15
Controllable costs	(175)	(129)	36
Post-retirement benefits	(17)	(16)	6
Other operating costs	(7)	(5)	40
Depreciation and amortisation	(101)	(83)	22
Underlying operating profit	31	54	(43)
Timing	207	(47)	(540)
Adjusted operating profit	238	7	3,300

NEW ENGLAND

Operational Performance

We achieved an excellent operational performance across our New England regulated business during 2022/23 with an electric distribution network reliability of 99.95212% and an electric transmission reliability of 99.96824%. Investment in the safety and reliability of our networks has continued, with capex lower year-on-year by £54 million to £1,677 million at constant currency. This decrease was principally driven by the sale of NECO during the financial year, partly offset by higher electric transmission work due to accelerated investment programmes. In our Massachusetts Gas business, we continued with gas safety and reliability investments including the replacement of a further 142 miles of leak prone pipe9.

Storm response

During the year, National Grid prepared for and responded to 18 weather events across our New England service territory. Of these 18 events, 11 were considered Major Storms, with approximately 600,000 customers affected. Our average time to restore 95% of affected customers in each weather event was 17.1 hours. We delivered strong operational performance during the year including 10 events in 11 weeks from December to March.

COVID-19 cost recovery

Massachusetts Electric and Massachusetts Gas will get recovery of all COVID-19 related commodity bad debt which represents the bulk of the outstanding balance. For Massachusetts Electric and Massachusetts Gas, we are required to track delivery related bad-debt write-offs for the two-year period from 1 July 2022 through 30 June 2024. A report will be filed with the DPU in August 2024 to commence recovery of any outstanding delivery related COVID-19 bad debt expense in excess of base rate recovery levels.

Regulatory progress

We continued to make good regulatory progress in Massachusetts during the year.

In September, the DPU approved our annual Performance Based Rate adjustments for both Massachusetts Electric ($44 million) and Massachusetts Gas ($64 million). These rates became effective 1 October 2022.

During the second half of the year, we received funding approval that supports our aim to enable the energy transition in Massachusetts. In October, we received approval for $301 million of funding for Grid Modernisation across the state, followed by an additional $35 million in November. The funding will be focused on the implementation of a Distributed Energy Resource Management System (DERMS) and advanced short-term load forecasting. DERMS is a digital solution and platform that allows the Company to actively track, manage, and optimise Distributed Energy Resources (DERs) that are connected to the network through direct monitoring, control and coordination or via an aggregator. The DERMS platform will improve the reliability, resiliency, efficiency and overall performance of the electric distribution system.

In November, we received approval for $391 million of funding for Advanced Metering Infrastructure (AMI). AMI’s are smart meters that will be deployed in customer households and premises across our service territory. The funding covers the period through 2027. In addition, the DPU approved a further five-year budget of $96 million that largely covers system integration and customer help to support this AMI investment.

At the end of December, we received a further approval from the DPU for $206 million for EV infrastructure in Massachusetts. This funding – separate to capital investment through our rate agreements – is for a four-year programme and will enable more than 30,000 residential charging points, and 11,000 public and workplace charging ports, across our service territory.

Lastly, in this period as compared to the prior year, we received a full contribution from new rates for Massachusetts Gas that became effective in October 2021.

Electric Sector Modernization Plan

In December, the DPU requested all Electric utilities file an Electric Sector Modernization Plan (ESMP) with the new Grid Modernization Advisory Council (GMAC) by September 2023. Each Electric Distribution Company, including Massachusetts Electric, must file its final ESMP with the DPU no later than January 29, 2024. The ESMP will outline what is required to upgrade the distribution and, where applicable, transmission systems to meet the Commonwealth’s Clean Energy and Climate Plan 2050 policy objectives and help the state realise its statewide GHG emissions goals. The ESMP will help quantify the total investment required for the state to meet its policy goals.

Customer and communities

In September, we launched our Winter Customer Savings Initiative to help Massachusetts customers reduce their energy use, manage their bills, and secure available energy assistance. The initiative includes payment assistance programmes for income-eligible customers, extensive residential and business energy efficiency programmes and incentives, and flexible payment programmes. We have reached out to all customers through a number of events around Massachusetts to raise awareness of the options open to them to reduce and manage their energy costs.

Our commitment to our customers and local communities has continued to strengthen with the growth of our Grid for Good social responsibility and impact programme which launched in June 2022. It provided more than $4 million to support non-profit organisations and community programmes focused on workforce development and education, economic opportunity, equity and social justice, as well as clean energy and climate change. This is underpinned by a robust volunteering programme that delivered more than 13,000 hours, and leverages the strong brand of the Company’s flagship workforce development programme. This complements an ongoing, steady stream of volunteer activities aligned to the Group community investment strategy. Additionally, the team has been exploring new strategic partnerships aligned to the Grid for Good pillars.

Return on Equity

Excluding NECO, underlying RoE increased 30bps from prior year to 8.3%. This reflects (a) a full year of new rates at Massachusetts Gas following the rate order received in October 2021, partly offset by higher costs including increased property taxes, and (b) a decrease in Massachusetts Electric as a result of increased IT spend, increased vegetation management, and a number of one-off costs that are not expected to repeat.

	Return on Equity				Rate Base ($m) as at 31 March
Regulated Entity	FY23	FY22	FY21	Allowed most recent (%)	2023	2022	% change
Massachusetts Gas	8.6	6.9	5.7	9.7	4,170	3,820	9
Massachusetts Electric	5.9	7.1	5.3	9.6	3,106	3,049	2
Total Massachusetts	7.4	7.0	5.5	9.6	7,276	6,869	6

Narragansett Gas	n/a	8.4	6.9	n/a	—	1,218	(100)
Narragansett Electric	n/a	8.4	10.0	n/a	—	983	(100)
Narragansett Electric – Transmission	n/a	12.5	11.1	n/a	—	788	(100)
Total Rhode Island	n/a	9.4	8.4	n/a	—	2,989	(100)

New England Power	11.1	10.9	11.0	10.6	2,420	2,260	7
Canadian Interconnector & Other	11.1	11.1	13.0	11.1	59	46	28
Total FERC	11.1	10.9	11.0	10.6	2,479	2,306	8

Total New England	8.3	8.3	7.5	9.9	9,755	12,164	(20)

Regulated Financial Position

Overall, the New England rate base (excluding the estimated $3.0 billion decrease from the disposal of Rhode Island) increased by $0.6 billion (6%) to $9.8 billion driven by increased capital expenditure partially offset by depreciation and deferred tax movements.

New England Regulated Assets
($ billion as at 31 March)	2023	2022	% change
Rate Base excl. working capital (w/c)	9.6	11.9	(19)
Working capital in Rate Base	0.2	0.3	(33)
Total Rate Base	9.8	12.2	(20)
Reg. assets outside Rate Base excl. w/c	2.5	2.5	—
Working capital outside Rate Base	0.1	(0.2)	(150)
Total regulated assets outside Rate Base	2.6	2.3	13
Total New England Regulated Assets	12.4	14.5	(14)

£ billion as at 31 March	2023	2022	% change
Total New England Regulated Assets at actual currency	10.1	11.1	(9)
Total New England Regulated Assets at constant currency	10.1	11.8	(14)

Financial performance

New England
(£ million)	2023	2022	2022 at constant currency	% change at actual currency
Revenue	4,427	4,550	5,047	(3)
Operating costs	(3,295)	(3,786)	(4,200)	(13)
Statutory operating profit	1,132	764	847	48
Exceptional items	(456)	80	89	n/m
Remeasurements	32	(101)	(112)	n/m
Adjusted operating profit	708	743	824	(5)
Timing	39	32	35	n/m
Major storm costs	72	111	123	n/m
Underlying operating profit	819	886	982	(8)

Net revenue (adjusted for timing)	2,371	2,532	2,808	(6)
Regulated controllable costs	(755)	(813)	(902)	(7)
Post-retirement benefits	(27)	(40)	(44)	(33)
Bad debt expense	(58)	(45)	(50)	29
Other operating costs	(319)	(383)	(425)	(17)
Depreciation and amortisation	(393)	(365)	(405)	8
Underlying operating profit	819	886	982	(8)
Timing	(39)	(32)	(35)	n/m
Major storm costs	(72)	(111)	(123)	n/m
Adjusted operating profit	708	743	824	(5)

New England’s results were impacted by the disposal of our Rhode Island business, NECO, which was sold in May 2022. This business was classified as held for sale on 31 March 2021 and has not been depreciated since that date. New England’s statutory operating profit increased by £368 million, predominantly a result of the £511 million exceptional net gain on disposal of NECO, lower year-on-year exceptional costs associated with transaction and separation, and lower major storm costs, offset by £133 million year-on-year unfavourable movements in commodity contract remeasurements and higher exceptional costs associated with the cost efficiency programme. Excluding the above items, the impacts of a partial year ownership of NECO in 2022/23 and year-on-year foreign exchange movements were partly offset by improved underlying performance in the remaining New England businesses.

Adjusted operating profit decreased by £35 million (5%) at actual exchange rates. Adjusted operating profit includes the impact of major storm costs which were £39 million lower than 2021/22 and also includes the impact of timing which was broadly flat year on year.

Excluding the impact of major storm costs and timing, underlying operating profit decreased by £67 million (8%). The impact of owning our Rhode Island business for 10 months less in 2022/23 reduced underlying operating profit by £267 million (30%). Unless stated otherwise, the following commentary is presented excluding the impact of the disposal of NECO in May 2022 and also excluding the impact of foreign currency movements. Net revenues (adjusted for timing and exchange rate movements) increased by £140 million from the benefits of rate case increments in Massachusetts Gas and Massachusetts Electric and higher wholesale network revenues partially offset by the non-recurrence of a property sale in 2021/22. New England controllable costs increased by £22 million (at constant currency) as a result of inflation and workload increases exceeding efficiency savings made in the year. Bad debt expenses were £26 million higher (at constant currency) than 2021/22 due to higher write-offs of aged receivables and the impact of provision rates applied in the current year. Depreciation and amortisation increased due to increased investment, but was offset by non-recurrence of charges in 2021/22. Other costs were lower due to decreases in environmental reserves and favourable pension plan performance, offset by increased operating taxes driven by increased network investment. The weaker pound in 2022/23 increased underlying operating profit by £96 million.

NEW YORK

Operational Performance

We achieved very good operational performance across our New York regulated business during 2022/23 with an electric distribution network availability of 99.92384% and an electric transmission network availability of 99.97189%. We have received four Edison Electric Institute (EEI) Emergency Recovery/Response Awards in 2022/23: one Response (assisting others) and three Recovery (restoring our customers). We have received 39 Response and Recovery Awards since 2010.

Investment in the safety and reliability of our networks continued during the year with capital spend increasing £280 million at constant currency to £2,454 million, principally driven by Volney Marcy, Gowanus and other IFRS leases10, higher electricity investment, and higher other investment including cyber security. This was partially offset by lower gas investment driven by lower mains replacement.

Storm response

During the year, National Grid prepared for and responded to 58 weather events across our New York service territories. Of these 58 events, 16 were considered Major Storms, with around 1.5 million customers affected. Our average time to restore 95% of affected customers in each weather event was 13 hours, further demonstrating strong storm performance.

In August, three major storms affected the Central and Western New York regions, impacting 90,000 of our electric customers. Our teams responded quickly and restored connection to all customers within 25 hours.

In December, Winter Storm Elliott hit our service territories across New York State. The ‘bomb cyclone’ occurred during the holiday season with over 200,000 of our customers affected by the impact. More than 50 inches of snow fell during the storm with fierce blizzard conditions across the region. As such, the level of coordination required across our field force of 3,800 people to reconnect customers was significant, and the speed of the response was swift. Within 48 hours, over 99% of all customers affected had their electricity supplies restored. During the storm, we were also able to maintain a reliable supply of gas to our customers. Our gas distribution system performed well as did our LNG peaking assets. In addition, National Grid remained in regular communication with customers and community leaders to provide restoration updates, reinforce vital safety information, and provide locations of ‘warming centers’ to those customers most in need.

COVID-19 cost recovery

In June, we reached an agreement with the New York Public Service Commission (NYPSC) to provide around $160 million relief for low‑income customers’ arrears accumulated during the COVID-19 pandemic. As part of this agreement, $51 million of government funding was used to provide a one-time bill credit to eligible customers. In January 2023, the NYPSC approved the second phase of the COVID-19 arrears relief programme, which provided around $170 million of arrears relief to residential and small commercial customers who did not receive an initial credit but were significantly impacted by the COVID-19 economic downturn. Collectively, the bill relief programmes will drive around $135 million of revenue over the next three years and resolves our arrears balances due to the pandemic.

Regulatory progress

On 28 April 2023, National Grid submitted a rate filing for KEDNY-KEDLI, our downstate New York gas distribution businesses, for new rates commencing April 2024. Our filing is based on three objectives: first, continue to meet our core obligation to deliver a safe, reliable service to customers; second, to enhance our customers’ ability to affordably meet their energy needs, especially for our financially vulnerable customers, while also improving the customer experience; third, to support the energy transition in New York State and advance the goals in the CLCPA. As part of our filing, we have requested an RoE of 9.8% and capital investment of $1,013 million for KEDNY and $671 million for KEDLI in 2024/25 (which represents a 36% increase on 2022/23 capital investment). We also provided cost data for four years to facilitate a potential multi-year settlement.

In 2020, the NYPSC ordered all utilities to file proposals for distribution and transmission infrastructure projects required to meet CLCPA 2030 objectives for a green superhighway to unlock renewable generation from upstate to downstate New York. Utilities, including National Grid, grouped these projects into two categories, Phase 1 and Phase 2, based on project readiness and availability of supporting regulatory frameworks. In July 2022, we received approval to proceed on Phase 1 transmission investment projects, at $691 million, In February, we received approval for $2.1 billion of Phase 2 funding in New York for new/upgraded transmission lines in our service territory also before 2030.

New York State Climate Action Council – Scoping Plan

In December, New York State’s Climate Action Council (CAC) announced the approval of a Scoping Plan which outlines recommended policies and actions to meet the goals of the CLCPA. The Plan is a meaningful first step in achieving the goals set out in the CLCPA, including the reduction in New York’s GHG emissions by 40% by 2030, and 85% by 2050.

National Grid welcomed the CAC’s Scoping Plan, in particular the importance of upgrading gas infrastructure to reduce system emissions, and the role that alternative fuels such as Renewable Natural Gas (RNG) and green hydrogen can play in decarbonising energy networks. This supports National Grid’s Fossil-Free Vision which was published in April 2022. The New York Department of Environmental Conservation (DEC) will draft regulations by January 2024 that ensure the state meets its GHG emission limits and achieves them in line with the Scoping Plan.

Return on Equity

During the year, we achieved an RoE of 8.6%, 20bps below the 8.8% delivered in the prior year. This was principally driven by higher costs and non-recurrence of a property tax settlement in KEDLI, partly offset by recovery of 2020/21 suspended late payment fees.

	Return on Equity				Rate Base ($m) as at 31 March
Regulated Entity	FY23	FY22	FY21	Allowed most recent (%)	2023	2022	% change
KEDNY	9.2	8.1	6.1	8.8	6,048	5,429	11
KEDLI	9.2	11.0	8.2	8.8	3,774	3,369	12
NMPC Gas	7.1	8.1	7.2	9.0	1,800	1,584	14
NMPC Electric	8.1	8.5	6.3	9.0	7,045	6,603	7
Total New York	8.6	8.8	6.7	8.9	18,667	16,985	10

Regulated Financial Position

Overall, the New York rate base increased by $1.7 billion (10%) to $18.7 billion driven by increased capital expenditure partially offset by depreciation and deferred tax movements.

New York Regulated Assets
($ billion as at 31 March)	2023	2022	% change
Rate Base excl. working capital (w/c)	18.2	16.6	10
Working capital in Rate Base	0.5	0.4	25
Total Rate Base	18.7	17.0	10
Reg. assets outside Rate Base excl. w/c	1.2	1.1	9
Working capital outside Rate Base	0.1	(0.2)	(150)
Total regulated assets outside Rate Base	1.3	0.9	44
Total New York Regulated Assets	20.0	17.9	12

£ billion as at 31 March	2023	2022	% change
Total New York Regulated Assets at actual currency	16.2	13.6	19
Total New York Regulated Assets at constant currency	16.2	14.5	12

Financial performance

New York
(£ million)	2023	2022	2022 at constant currency	% change at actual currency
Revenue	6,994	5,561	6,168	26
Operating costs	(6,453)	(4,466)	(4,953)	44
Statutory operating profit	541	1,095	1,215	(51)
Exceptional items	(118)	(24)	(27)	n/m
Remeasurements	318	(291)	(323)	n/m
Adjusted operating profit	741	780	865	(5)
Timing	(53)	(126)	(140)	n/m
Major storm costs	186	52	58	n/m
Underlying operating profit	874	706	783	24

Net revenue (adjusted for timing)	3,984	3,274	3,631	22
Regulated controllable costs	(1,151)	(963)	(1,068)	20
Post-retirement benefits	(2)	(44)	(49)	(95)
Bad debt expense	(157)	(87)	(96)	80
Other operating costs	(1,180)	(937)	(1,039)	26
Depreciation and amortisation	(620)	(537)	(596)	15
Underlying operating profit	874	706	783	24
Timing	53	126	140	n/m
Major storm costs	(186)	(52)	(58)	n/m
Adjusted operating profit	741	780	865	(5)

New York statutory operating profit decreased by £554 million, principally as a result of the £609 million year-on-year unfavourable movements in commodity contract remeasurements and net exceptional gains which included £156 million for increasing the discount rate on environmental provisions offset by £38 million of exceptional costs related to our cost efficiency programme. Timing over-recoveries of £53 million in 2022/23 compared with timing over-recoveries of £126 million in 2021/22, driven by commodity price fluctuations and high auction sale prices on transmission wheeling. Major storm costs of £186 million were £134 million higher year on year, driven by Storm Elliott, but as in 2021/22, the total costs passed our threshold ($100 million in aggregate with New England) and so are excluded from our underlying results. These factors, offset by increased underlying operating profit, driven primarily by rate increases and a weaker pound, reduced statutory operating profit to £541 million.

Adjusted operating profit decreased by £39 million (5%), impacted by £73 million year-on-year unfavourable timing movements and higher year-on-year major storm costs of £134 million, but partly offset by the underlying operating profit increasing by 24%, including a £77 million increase as a result of foreign exchange movements. Adjusted for the impact of foreign currency, underlying operating profit increased by £91 million (12%) compared with 2021/22. Net revenues (adjusted for timing and exchange rate movements) increased by £353 million from the benefits of rate case increases in KEDNY, KEDLI and Niagara Mohawk and income received under the funded COVID-19 arrears management programme alongside resumed collection activities. Regulated controllable costs were £83 million higher (at constant currency) year on year, with increased workload and the impact of inflation being partially offset by cost efficiency savings. Provisions for bad and doubtful debts increased by £61 million (at constant currency) driven by write offs related to the COVID-19 arrears management programme. Depreciation and amortisation increased due to the growth in assets. Other costs were higher due to increased property taxes and higher costs on funded programmes (offset by rate increases), offset by the benefit of a gain on a pension buyout in our Niagara Mohawk business.

NATIONAL GRID VENTURES (NGV)

Operating profit, share of joint ventures and associates and capital investment

	Adjusted operating profit				Capital expenditure
(£ million)	2023	2022	2022 at constant currency	change % at actual currency	2023	2022	2022 at constant currency	change % at actual currency
NG Generation	33	33	37	—	94	36	40	161
Interconnectors	355	135	135	163	434	325	325	34
Grain LNG	131	113	113	16	162	94	94	72
NG Renewables	—	11	12	(100)	—	2	2	(100)
Other	(29)	(6)	(6)	383	19	(5)	(5)	(480)
Total	490	286	291	71	709	452	456	57
	Adjusted share of post-tax results of joint ventures and associates				Capital investment in joint ventures and associates
Interconnectors	164	91	91	80	—	—	—	—
Millennium	14	22	24	(36)	—	—	—	—
NG Renewables	16	3	3	433	147	199	221	(26)
Bight Wind	—	—	—	—	7	223	247	(97)
Other	9	6	6	50	43	39	44	10
Total	203	122	124	66	197	461	512	(57)

Total NGV	693	408	415	70	906	913	968	(1)

NGV’s statutory operating profit includes an exceptional gain of £467 million, comprising a £335 million gain from the sale of NGV’s stake in Millennium Pipeline and £130 million credit for property damage insurance claim recoveries related to the fire at our French interconnector (IFA) in September 2021 and a £3 million credit for increasing the discount rate on environmental provisions, offset by £1 million of exceptional costs incurred as part of the broader cost efficiency programme. Our underlying and adjusted results exclude the impact of these exceptional items.

Underlying and adjusted operating profit was £204 million higher than 2021/22. Interconnector profit increased versus prior year reflecting a full year of contribution from NSL, higher auction revenues in IFA and upside in our second French interconnector (IFA2) which benefitted from an increase in the revenue cap following an Ofgem review. There was additional upside in IFA relating to insurance recoveries following the September 2021 fire. Revenues in our Grain LNG business also increased year on year due to increased utilisation.

Adjusted share of post-tax results from NGV’s joint ventures and associates were £81 million higher than 2021/22, resulting in a year-on-year increase to total NGV contribution of £285 million, driven primarily by interconnectors. This includes IFA insurance recoveries; improved interconnector performance, including capacity, raised cap levels and optimised auction strategies; and increased revenues resulting from higher prices on the energy markets.

Capital Investment

NGV capital expenditure was above the prior year by £253 million (at constant currency). This was driven by the Sellindge converter station rebuild at IFA, further expenditure on the Grain LNG expansion project, and increased investment in Long Island Generation. This was partially offset by lower investment within NSL following the completion of construction in the prior year, with spend on the Viking Link broadly flat.

NGV capital investment, which includes investment in joint ventures and associates, was £7 million lower than the prior year (£62 million lower at constant currency) due to last year’s investment in a potential offshore wind seabed lease in New York.

Interconnectors

Overall, our interconnector links have performed well during the year. They have responded to high levels of volatility within European power markets to deliver flows of electricity both to and from the UK network as required to meet demand. This includes a strong performance supporting security of supply in the UK and Europe over winter.

Following the fire at the Sellindge converter station in September 2021, the full capacity of the IFA interconnector has now returned to service. We were able to return 1 GW to service after one month (October 2021), and since returned the interconnector to its full 2 GW capacity on 27 January 2023. This follows a complete restoration of the converter station, and we are now focused on optimising the operating regime post-return to service to maximise availability at 2 GW.

IFA2 has performed strongly in its second full year of operation. Availability across the year reached 95.7%, which included the first annual planned maintenance outage in June. Our BritNed interconnector has performed well during the year with availability above 99%, whilst Nemo Link’s availability reached 98.1%. During the year, BritNed continued as one of the best performing interconnectors in the world in terms of safety with over 4,200 days without a lost time injury (LTI). Finally, in its first full year of operation, NSL has performed well reaching its full operational capacity in July 2022. Availability averaged 86.8% across the year, affected by an operational reduction in the first quarter of the financial year whilst capacitors were replaced due to a manufacturing defect. Across the year, NSL imported 4.7 TWh of 100% green energy, increasing renewable supply into the UK.

We remain on track to commission the 1,400 MW Viking Link to Denmark by the end of calendar year 2023. Five of seven cable laying programmes have now been completed, with the final two campaigns completing by the end of summer 2023. When commissioned, Viking Link will be the world’s longest subsea interconnector stretching 760 km across the North Sea.

US Renewables

In January, the joint venture partnership between National Grid and RWE (Community Offshore Wind) submitted proposals to the New York State Energy Research and Development Authority (NYSERDA) to deliver 1.3 GW of electricity from the project. This was part of New York’s competitive solicitation for offtake bids from offshore wind developers. If selected, the proposals for the joint venture would generate around $3 billion in direct economic benefits to New York, provide over 4,600 new jobs, and help reduce New York State’s power sector emissions by up to 5%. We expect a decision by NYSERDA in the second half of calendar year 2023. This follows the joint venture’s success in winning a seabed lease in the New York Bight auction in February 2022. We expect the project to be over 3 GW when fully commissioned early next decade, enough power to supply 1.1 million US homes.

At the half year, National Grid Renewables reported progressing 674 MW of additional solar capacity through its joint venture with Washington State Investment Board (WSIB). These projects include Noble, a 275 MW solar/ 125 MWh Battery Energy Storage System (BESS) project in Texas, which was completed in October 2022 and Yellowbud, a 274 MW solar project in Ohio, which is set to commission in mid-2023. In the second half of 2022/23, the team commenced constructing three additional projects: Copperhead, a 150 MW solar/100 MWh BESS project in Texas, set to commission in early-2024; Wild Springs, a 128 MW solar project in South Dakota, set to commission in early-2024; and Ross & Fayette, a 168 MW solar project in Ohio, set to commission in mid-2024. When completed, National Grid Renewables’ operating portfolio of onshore wind and solar plants will increase from 1,025 MW today (including Noble) to 1,845 MW.

NGV Transmission Projects

In October 2021, New York Transco – a partnership of New York’s major utilities, including NGV – submitted a bid (NY Propel) to install increased transmission capacity to Long Island. The bid was in response to a solicitation by the New York Independent System Operator (NYISO) in August 2021 which called for transmission solutions to transfer at least 3 GW and potentially up to 6 GW of offshore wind generation that is expected to be connected to Long Island over the next decade. We expect NYISO to make a final selection in summer 2023.

New York Transco continued to progress its New York Energy Solution (NYES) project, which was selected by the New York Independent System Operator to provide transmission upgrades to New York’s power system, while enhancing reliability and facilitating upstate clean energy resources to the downstate demand centres. The upgrades are being made along 55 miles of utility-owned land and are one of the largest transmission projects in New York in 40 years. The project remains on track to be energised by the end of calendar 2023.

Grain LNG

During the year, Grain LNG delivered £131 million of operating profit, up from £113 million in the prior year. The asset delivered 94 TWh of energy into the UK gas network, receiving a record 102 ships versus 64 in the prior year. Grain played a critical role supporting Great Britain security of supply over winter. Our 5 year expansion programme to deliver additional LNG storage on site remains on target to be ready for commercial operations in summer 2025 (Capacity 25). This expansion will see storage capacity increase to 1.2 million m3.

Long Island Generation (NG Generation)

NG Generation safely and efficiently operates conventional generation plants that are vital to security of supply in New York state, and supply two million people on Long Island. The fleet generated 4,966 GWh of electricity in 2022/23.

Over the next several years, we expect the fleet to generate less electricity as alternative sources of energy supply are developed and connected to the Long Island grid. In particular, new offshore wind generation will reduce the need for NG Generation to produce power, which will lead to lower emissions. Longer term, NG Generation will proactively manage the size and composition of the fleet to ensure security of the system through the energy transition, whilst exploring new technologies like hydrogen-fueled power generation.

OTHER ACTIVITIES

Operating profit, share of joint ventures and associates and capital investment

	Adjusted operating profit				Capital expenditure
(£ million)	2023	2022	2022 at constant currency	change % at actual currency	2023	2022	2022 at constant currency	change % at actual currency
Property	216	40	40	440	7	3	3	133
NG Partners	(25)	66	66	(138)	—	—	—	—
Corporate and other activities	(160)	(85)	(84)	88	6	7	7	(14)
Total	31	21	22	48	13	10	10	30
	Adjusted share of post-tax results of joint ventures and associates				Capital investment in financial assets
NG Partners	(13)	15	17	(187)	59	93	103	(37)
St William	—	11	11	(100)	—	—	—	—
Total	(13)	26	28	(150)	59	93	103	(37)

Total other	18	47	50	(62)	72	103	113	(30)

Other activities statutory operating loss includes an exceptional charge of £25 million related to the cost efficiency programme (2022: £22 million), £31 million of costs for the separation of UK Gas Transmission and Metering (2022: £61 million, which also included NECO separation costs) and £16 million of integration costs for UK Electricity Distribution (2022: £95 million of transaction costs for the acquisition of National Grid Electricity Distribution). In 2021/22, we recognised an exceptional gain of £417 million related to the St William disposal.

Excluding exceptional items, underlying operating profit was £31 million (including corporate costs) in 2022/23 compared with £21 million in 2021/22. This increase mainly relates to property site sales which were £176 million higher, primarily related to the sale of 15 sites to St William following the disposal of that joint venture last year, mostly offset by NG Partners investments’ fair value losses (mainly driven by Copperleaf) plus no repeat of the high level of fair value gains experienced in 2021/22, and higher corporate costs which included support payments to charitable causes and employees in respect of the energy crisis.

National Grid Partners (NGP)

NGP, our corporate investment and innovation arm, has continued to invest in emerging technologies with a portfolio comprising 36 companies and 4 fund investments, at a fair value of $487 million.

Capital investment at £59 million was 43% lower at constant currency compared with prior year. Of the £59 million invested in 2022/23, £39 million in new companies, £13 million in follow-on investments in existing portfolio companies, and £7 million in external funds.

UK GAS TRANSMISSION AND METERING (discontinued operations)

Operational Performance

UK Gas Transmission delivered another year of strong operational performance. For the 10 months of 2022/23 that we fully owned UK Gas Transmission we invested £301 million in the network, up 15% on prior year, driven principally by increased investments in cyber security and asset health.

Revenue and costs in 2022/23 on an IFRS basis

UK Gas Transmission statutory operating profit increased £78 million in the year. In 2022/23, there was a £1 million credit (2022: £14 million) of costs incurred in separating the business from the Group and transaction-related costs in preparation of the sales process; and the prior year also included £3 million of exceptional costs related to the reorganisation and cost efficiency programme. Timing net over-recoveries of £12 million arose in 2022/23, mainly related to higher volumes offset by an under-recovery of shrinkage costs from higher gas prices and under-collection of pass-through cost true-ups including inflation. This compared with under-recoveries of £80 million in the prior year also mainly related to recovery of shrinkage costs from higher gas prices.

Despite UK Gas Transmission being fully owned for only 10 months of the current year, adjusted operating profit increased by £60 million (9%), as this included a year-on-year £92 million favourable timing movement. Excluding the impact of timing, underlying operating profit decreased by 4%. The prior year also included £91 million of depreciation to 31 August 2021 when the business was classified as held for sale. Net revenue (excluding timing) was £123 million lower, reflecting the shorter period of ownership partly offset by the impact of higher inflation and an increase in revenues for customer-funded works. Regulated controllable costs (including pensions) and other costs were £14 million lower as a result of two months’ less ownership in 2022/23 offset by increased customer-funded works, cyber and decommissioning costs.

Within UK Gas Transmission, our non-regulated metering business’s operating profit of £129 million was lower than the prior year mainly impacted by a shorter period of ownership in 2022/23.

For further details on UK Gas Transmission, including the gain on disposal of this business, see note 9 ‘Assets held for sale and discontinued operations’.

PROVISIONAL 2022/23 FINANCIAL TIMETABLE

Date	Event
18 May 2023	2022/23 Preliminary Results
1 June 2023	Ordinary shares go ex-dividend for 2022/23 final dividend
1 June 2023	ADRs go ex-dividend for 2022/23 final dividend
2 June 2023	Record date for 2022/23 final dividend
8 June 2023	Scrip reference price announced for 2022/23 final dividend
10 July 2023	2023 Annual General Meeting
12 July 2023 (5pm London time)	Scrip election date for 2022/23 final dividend
9 August 2023	2022/23 final dividend paid to qualifying shareholders
9 November 2023	2023/24 half year results
22 November 2023	ADRs go ex-dividend for 2023/24 interim dividend
23 November 2023	Ordinary shares go ex-dividend for 2023/24 interim dividend
24 November 2023	Record date for 2023/24 interim dividend
30 November 2023	Scrip reference price announced for 2023/24 interim dividend
11 December 2023 (5pm London time)	Scrip election date for 2023/24 interim dividend
11 January 2024	2023/24 interim dividend paid to qualifying shareholders

American Depositary Receipt (ADR) Deposit Agreement

The Company’s Deposit agreement under which the ADRs are issued allows a fee of up to $0.05 per ADR to be charged for any cash distribution made to ADR holders, including cash dividends. ADR holders who receive cash in relation to the 2022/23 final dividend will be charged a fee of $0.02 per ADR by the Depositary prior to distribution of the cash dividend.

CAUTIONARY STATEMENT
This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s (the Company) financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘aims’, ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. This document also references climate-related targets and climate-related risks which differ from conventional financial risks in that they are complex, novel and tend to involve projection over long term scenarios which are subject to significant uncertainty and change. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements or targets. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control, predict or estimate precisely, such as changes in laws or regulations, including any arising as a result of the current energy crisis, announcements from and decisions by governmental bodies or regulators, including those relating to the RIIO-T2 and RIIO-ED2 price controls and the creation of a future system operator; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption (including any that result in safety and/or environmental events), the inability to carry out critical non-network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities or other supplies, or due to the failure of or unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; failure to adequately forecast and respond to disruptions in energy supply; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, as well as against targets and standards designed to deliver net zero; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; inflation; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; the delayed timing of recoveries and payments in National Grid’s regulated businesses, and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, develop and retain employees with the necessary competencies, including leadership and business capabilities, and any significant disputes arising with National Grid’s employees or the breach of laws or regulations by its employees; the failure to respond to market developments, including competition for onshore transmission; the threats and opportunities presented by emerging technology; the failure by the Company to respond to, or meet its own commitments as a leader in relation to, climate change development activities relating to energy transition, including the integration of distributed energy resources; and the need to grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including the sale of a stake in its UK Gas Transmission and Metering business, and joint ventures. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 253 to 256 of National Grid’s most recent Annual Report and Accounts, as updated by National Grid’s unaudited half-year financial information for the six months ended 30 September 2022 published on 10 November 2022. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.

Consolidated income statement
for the years ended 31 March

2023	Notes	Before exceptional items and remeasurements £m	Exceptional items and remeasurements (see note 4) £m	Total £m

Continuing operations
Revenue	2(a),3	21,659	—	21,659
Provision for bad and doubtful debts		(220)	—	(220)
Other operating costs	4	(17,158)	(391)	(17,549)
Other operating income	4	13	976	989
Operating profit	2(b)	4,294	585	4,879
Finance income	4,5	166	(28)	138
Finance costs	4,5	(1,680)	82	(1,598)
Share of post-tax results of joint ventures and associates		190	(19)	171
Profit before tax	2(b)	2,970	620	3,590
Tax	4,6	(635)	(241)	(876)
Profit after tax from continuing operations		2,335	379	2,714
Profit after tax from discontinued operations	9	320	4,763	5,083
Total profit for the year (continuing and discontinued)		2,655	5,142	7,797
Attributable to:
Equity shareholders of the parent		2,655	5,142	7,797
Non-controlling interests from continuing operations		—	—	—
Earnings per share (pence)
Basic earnings per share (continuing)	7			74.2
Diluted earnings per share (continuing)	7			73.8
Basic earnings per share (continuing and discontinued)	7			213.1
Diluted earnings per share (continuing and discontinued)	7			212.1

2022	Notes	Before exceptional items and remeasurements £m	Exceptional items and remeasurements (see note 4) £m	Total £m

Continuing operations
Revenue	2(a),3	18,260	189	18,449
Provision for bad and doubtful debts		(167)	—	(167)
Other operating costs¹	4	(14,280)	141	(14,139)
Other operating income¹	4	—	228	228
Operating profit	2(b)	3,813	558	4,371
Finance income	4,5	65	(15)	50
Finance costs	4,5	(1,146)	74	(1,072)
Share of post-tax results of joint ventures and associates		148	(56)	92
Profit before tax	2(b)	2,880	561	3,441
Tax	4,6	(669)	(589)	(1,258)
Profit after tax from continuing operations		2,211	(28)	2,183
Profit after tax from discontinued operations	9	344	(173)	171
Total profit for the year (continuing and discontinued)		2,555	(201)	2,354
Attributable to:
Equity shareholders of the parent		2,554	(201)	2,353
Non-controlling interests from continuing operations		1	—	1
Earnings per share (pence)
Basic earnings per share (continuing)	7			60.6
Diluted earnings per share (continuing)	7			60.3
Basic earnings per share (continuing and discontinued)	7			65.4
Diluted earnings per share (continuing and discontinued)	7			65.0
1.
Comparatives have been re-presented to disclose other operating income separately from other operating costs.

Consolidated statement of comprehensive income
for the years ended 31 March

		2023	2022
	Notes	£m	£m
Profit after tax from continuing operations		2,714	2,183
Profit after tax from discontinued operations		5,083	171
Other comprehensive income from continuing operations
Items from continuing operations that will never be reclassified to profit or loss:
Remeasurement (losses)/gains on pension assets and post-retirement benefit obligations		(1,362)	2,172
Net gains on equity instruments designated at fair value through other comprehensive income		—	12
Net gains/(losses) in respect of cash flow hedging of capital expenditure		10	(1)
Tax on items that will never be reclassified to profit or loss		341	(496)
Total items from continuing operations that will never be reclassified to profit or loss		(1,011)	1,687
Items from continuing operations that may be reclassified subsequently to profit or loss:
Retranslation of net assets offset by net investment hedge		883	630
Exchange differences reclassified to the consolidated income statement on disposal	9	(170)	—
Net (losses)/gains in respect of cash flow hedges		—	(57)
Net (losses)/gains in respect of cost of hedging		(16)	1
Net (losses)/gains on investment in debt instruments measured at fair value through other comprehensive income		(25)	(11)
Share of other comprehensive income of associates, net of tax		1	1
Tax on items that may be reclassified subsequently to profit or loss		11	15
Total items from continuing operations that may be reclassified subsequently to profit or loss		684	579
Other comprehensive (loss)/income for the year, net of tax from continuing operations		(327)	2,266
Other comprehensive (loss)/income for the year, net of tax from discontinued operations	9	(227)	211
Other comprehensive loss for the year, net of tax		(554)	2,477
Total comprehensive income for the year from continuing operations		2,387	4,449
Total comprehensive income for the year from discontinued operations	9	4,856	382
Total comprehensive income for the year		7,243	4,831
Attributable to:
Equity shareholders of the parent
From continuing operations		2,386	4,447
From discontinued operations		4,856	382
		7,242	4,829
Non-controlling interests
From continuing operations		1	2

Consolidated statement of changes in equity
for the years ended 31 March

	Share capital £m	Share premium account £m	Retained earnings £m	Other equity reserves £m	Total share-holders’ equity £m	Non- controlling interests £m	Total equity £m
At 1 April 2021	474	1,296	23,163	(5,094)	19,839	21	19,860
Profit for the year	—	—	2,353	—	2,353	1	2,354
Other comprehensive income for the year	—	—	1,871	605	2,476	1	2,477
Total comprehensive income for the year	—	—	4,224	605	4,829	2	4,831
Equity dividends	—	—	(922)	—	(922)	—	(922)
Scrip dividend-related share issue1	11	(12)	—	—	(1)	—	(1)
Issue of treasury shares	—	—	17	—	17	—	17
Transactions in own shares	—	16	(3)	—	13	—	13
Share-based payments	—	—	43	—	43	—	43
Tax on share-based payments	—	—	7	—	7	—	7
Transfer of accumulated gains and losses on sale of equity investments2	—	—	82	(82)	—	—	—
Cash flow hedges transferred to the statement of financial position, net of tax	—	—	—	8	8	—	8
1 April 2022	485	1,300	26,611	(4,563)	23,833	23	23,856
Profit for the year	—	—	7,797	—	7,797	—	7,797
Other comprehensive (loss)/income for the year	—	—	(1,253)	698	(555)	1	(554)
Total comprehensive income for the year	—	—	6,544	698	7,242	1	7,243
Equity dividends	—	—	(1,607)	—	(1,607)	—	(1,607)
Scrip dividend-related share issue1	3	(3)	—	—	—	—	—
Issue of treasury shares	—	—	16	—	16	—	16
Transactions in own shares	—	5	(4)	—	1	—	1
Share-based payments	—	—	48	—	48	—	48
Cash flow hedges transferred to the statement of financial position, net of tax	—	—	—	5	5	—	5
At 31 March 2023	488	1,302	31,608	(3,860)	29,538	24	29,562
1.
Included within the share premium account are costs associated with scrip dividends.
2.
In the year ended 31 March 2022, the Group disposed of its equity instruments related to shares held as part of a portfolio of financial instruments which back some long‑term employee liabilities. The equity instruments were previously measured at FVOCI and prior to the disposal the Group recognised a gain of £12 million. The accumulated gain and losses of £82 million recognised in other comprehensive income were transferred to retained earnings on disposal.

Consolidated statement of financial position
as at 31 March

		2023	2022
	Notes	£m	£m
Non-current assets
Goodwill		9,847	9,532
Other intangible assets		3,604	3,272
Property, plant and equipment		64,433	57,532
Other non-current assets		567	303
Pension assets	10	2,645	3,885
Financial and other investments		859	830
Investments in joint ventures and associates		1,300	1,238
Derivative financial assets		276	305
Total non-current assets		83,531	76,897
Current assets
Inventories and current intangible assets		876	511
Trade and other receivables		3,883	3,715
Current tax assets		43	106
Financial and other investments		2,605	3,145
Derivative financial assets		153	282
Cash and cash equivalents		163	204
Assets held for sale	9	1,443	10,000
Total current assets		9,166	17,963
Total assets		92,697	94,860
Current liabilities
Borrowings		(2,955)	(12,121)
Derivative financial liabilities		(222)	(144)
Trade and other payables		(5,068)	(4,915)
Contract liabilities		(252)	(130)
Current tax liabilities		(236)	(32)
Provisions		(288)	(240)
Liabilities held for sale	9	(109)	(7,188)
Total current liabilities		(9,130)	(24,770)
Non-current liabilities
Borrowings		(40,030)	(33,344)
Derivative financial liabilities		(1,071)	(869)
Other non-current liabilities		(921)	(805)
Contract liabilities		(1,754)	(1,342)
Deferred tax liabilities		(7,181)	(6,765)
Pensions and other post-retirement benefit obligations	10	(694)	(810)
Provisions		(2,354)	(2,299)
Total non-current liabilities		(54,005)	(46,234)
Total liabilities		(63,135)	(71,004)
Net assets		29,562	23,856
Equity
Share capital		488	485
Share premium account		1,302	1,300
Retained earnings		31,608	26,611
Other equity reserves		(3,860)	(4,563)
Total shareholders’ equity		29,538	23,833
Non-controlling interests		24	23
Total equity		29,562	23,856

Consolidated cash flow statement
for the years ended 31 March
		2023	2022
	Notes	£m	£m
Cash flows from operating activities
Total operating profit from continuing operations	2(b)	4,879	4,371
Adjustments for:
Exceptional items and remeasurements	4	(585)	(558)
Other fair value movements		21	(65)
Depreciation, amortisation and impairment		1,984	1,830
Share-based payments		48	38
Changes in working capital		286	361
Changes in provisions		23	140
Changes in pensions and other post-retirement benefit obligations		(46)	(76)
Cash flows relating to exceptional items		(178)	(253)
Cash generated from operations – continuing operations		6,432	5,788
Tax paid		(89)	(298)
Net cash inflow from operating activities – continuing operations		6,343	5,490
Net cash inflow from operating activities – discontinued operations		555	782
Cash flows from investing activities
Purchases of intangible assets		(567)	(446)
Purchases of property, plant and equipment		(6,325)	(5,098)
Disposals of property, plant and equipment		87	26
Investments in joint ventures and associates		(443)	(265)
Dividends received from joint ventures, associates and other investments		190	166
Acquisition of National Grid Electricity Distribution¹		—	(7,837)
Disposal of interest in the UK Gas Transmission business2	9	4,027	—
Disposal of interest in The Narragansett Electric Company2	9	2,968	—
Disposal of interest in Millennium Pipeline Company LLC		497	—
Disposal of interest in St William Homes LLP		—	413
Disposal of financial and other investments		116	215
Acquisition of financial investments		(95)	(197)
Contributions to National Grid Renewables and Emerald Energy Venture LLC		(19)	(16)
Net movements in short-term financial investments		586	(781)
Interest received		65	40
Cash inflows on derivatives		—	17
Cash outflows on derivatives		(362)	(122)
Cash flows relating to exceptional items		79	—
Net cash flow used in investing activities – continuing operations		804	(13,885)
Net cash flow used in investing activities – discontinued operations		(564)	(125)
Cash flows from financing activities
Proceeds from issue of treasury shares		16	33
Transactions in own shares		1	(3)
Proceeds received from loans		11,908	12,347
Repayment of loans		(15,260)	(1,261)
Payments of lease liabilities		(155)	(117)
Net movements in short-term borrowings		(511)	(11)
Cash inflows on derivatives		190	20
Cash outflows on derivatives		(118)	(114)
Interest paid		(1,430)	(1,053)
Dividends paid to shareholders		(1,607)	(922)
Net cash flow (used in)/from financing activities – continuing operations		(6,966)	8,919
Net cash flow (used in)/from financing activities – discontinued operations		(207)	(1,150)
Net (decrease)/increase in cash and cash equivalents		(35)	31
Reclassification to held for sale		9	(11)
Exchange movements		7	5
Cash and cash equivalents at start of year		182	157
Cash and cash equivalents at end of year3		163	182
1.
Balance consists of cash consideration paid and cash acquired from National Grid Electricity Distribution (NGED, formerly known as Western Power Distribution).
2.
The balance for the year ended 31 March 2023 consists of cash proceeds received, net of cash disposed.
3.
Cash and cash equivalents at end of year are shown net of the Group’s bank overdraft as at 31 March 2023 of £nil (2022: £22 million).

Notes
1.
Basis of preparation and new accounting standards, interpretations and amendments

The full year financial information contained in this announcement, which does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006, has been derived from the statutory accounts for the year ended 31 March 2023, which will be filed with the Registrar of Companies in due course. Statutory accounts for the year ended 31 March 2022 have been filed with the Registrar of Companies. The auditors’ report on each of these statutory accounts was unqualified and did not contain a statement under Section 498 of the Companies Act 2006.

The full year financial information has been prepared in accordance with the accounting policies applicable for the year ended 31 March 2023 which are consistent with those applied in the preparation of our Annual Report and Accounts for the year ended 31 March 2022, with the exception of any new standards or interpretations adopted during the year.

Our income statement and segmental analysis separately identify financial results before and after exceptional items and remeasurements. We continue to use a columnar presentation as we consider it improves the clarity of the presentation, and assists users of the financial statements to understand the results. The Directors believe that presentation of the results in this way is relevant to an understanding of the Group’s financial performance. The inclusion of total profit for the period from continuing operations before exceptional items and remeasurements forms part of the incentive target set annually for remunerating certain Executive Directors and accordingly we believe it is important for users of the financial statements to understand how this compares to our results on a statutory basis and period on period.

Areas of judgement and key sources of estimation uncertainty

Areas of judgement that have the most significant effect on the amounts recognised in the financial statements are as follows:

●
categorisation of certain items as exceptional items or remeasurements and the definition of adjusted earnings (see notes 4 and 7). In applying the Group’s exceptional items framework, we have considered a number of key matters, as detailed in note 4;

●
the judgement that it is appropriate to classify our 40% equity investment in GasT TopCo Limited, together with the FAA derivative, as held for sale with effect from 31 January 2023, as detailed in note 9;

●
in performing the NGED goodwill and indefinite-lived licence intangible assets impairment assessment, judgement has been applied over the forecast cash flow duration used in the value‑in-use calculations; and

●
the judgement that, notwithstanding legislation enacted and targets committing the states of New York and Massachusetts to achieving net zero greenhouse gas emissions by 2050, these do not trigger a reassessment of the remaining useful economic lives (UELs) of our US gas network assets (see key sources of estimation uncertainty below).

Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are as follows:

●
the value attributable to GasT TopCo Limited following disposal of our controlling stake in the UK Gas Transmission business and in determining the fair value of the written option over the Group’s 40% equity interest (see note 9);

●
the valuation of liabilities for pensions and other post-retirement benefits (see note 10);

●
the cash flows and real discount rates applied in determining the environmental provisions, in particular relating to three US Superfund sites (see note 4); and

●
the estimates made regarding the UELs of our gas network assets due to the length over which they are being depreciated, the potential for new and evolving technologies over that period, and the range of potential pathways for meeting net zero targets.

1.
Basis of preparation and new accounting standards, interpretations and amendments continued

Disposal of The Narragansett Electric Company

As described further in note 9, on 17 March 2021, the Group signed an agreement to sell 100% of the share capital of a wholly owned subsidiary, The Narragansett Electric Company (NECO), to PPL Rhode Island Holdings, LLC. On 25 May 2022, the Group completed the disposal for cash consideration of £3.1 billion, recognising a post-tax gain on disposal of £280 million which has been classified as exceptional (see note 9). NECO did not meet the criteria for classification as a discontinued operation and therefore its results have not been separately disclosed on the face of the income statement, and are instead included within the results from continuing operations.

Disposal of the UK Gas Transmission business

As described further in note 9, on 27 March 2022, the Group entered into a sale and purchase agreement to dispose of a 100% controlling stake in the UK Gas Transmission business. The disposal completed on 31 January 2023 for cash consideration of £4.0 billion and a 40% interest in a newly incorporated UK limited company, GasT TopCo Limited, as further described below. Proceeds received have been classified in the consolidated cash flow statement within continuing operations. As a result, the Group derecognised all of the assets and liabilities of the UK Gas Transmission business and recognised the 40% interest acquired in GasT TopCo Limited. The 40% interest is classified as an investment in an associate on the basis that the Group has a significant influence over the business. The Group has the ability to appoint two out of the five Directors to the Board of GasT Topco Limited.

On 27 March 2022, the Group also entered into a Further Acquisition Agreement (FAA) over its 40% interest in GasT TopCo Limited. The FAA became binding following the settlement of the Acquisition Agreement and is exercisable in the period between 1 May and 31 July 2023. The window can further be deferred at the Group’s discretion by three months. Taking into consideration the timing of the FAA exercise window, the Group has classified its interest in GasT TopCo Limited as held for sale with effect from 31 January 2023 and has not equity accounted for its share of the associate’s results. The disposal group comprises our equity investment in GasT TopCo Limited and the FAA derivative. Refer to note 9 for further details.

The results of the UK Gas Transmission business were treated as a discontinued operation during the year ended 31 March 2022, with comparatives restated accordingly. Remeasurements in relation to the FAA derivative were also recorded within discontinued operations for the year ended 31 March 2023. The classification impacts the consolidated income statement, the consolidated statement of comprehensive income and consolidated cash flow statement, as well as earnings per share (EPS) split between continuing and discontinued operations.

New accounting standards and interpretations effective for the year ended 31 March 2023

The Group adopted the following amendments to standards which have had no material impact on the Group’s results or financial statement disclosures:

●
amendments to IFRS 3 ‘Business Combinations’;

●
amendments to IAS 16 ‘Property, Plant and Equipment’;

●
amendments to IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’; and

●
annual improvements to IFRS standards 2018–2020.

1.
Basis of preparation and new accounting standards, interpretations and amendments continued

New accounting standards not yet adopted

The following new accounting standards and amendments to existing standards have been issued but are not yet effective or have not yet been endorsed by the UK:

●
IFRS 17 ‘Insurance Contracts’;

●
amendments to IAS 12 ‘Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction’;

●
amendments to IAS 1 ‘Presentation of Financial Statements’ on classification of liabilities as current or non-current;

●
amendments to IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’; and

●
amendments to IAS 1 and IFRS Practice Statement 2 – making materiality judgements.

Effective dates will be subject to the UK endorsement process.

The Group is currently assessing the impact of the above standards, but they are not expected to have a material impact.

The Group has not adopted any other standard, amendment or interpretation that has been issued but is not yet effective.

Date of approval

This announcement was approved by the Board of Directors on 17 May 2023.

2.
Segmental analysis

Revenue and the results of the business are analysed by operating segment, based on the information the Board of Directors uses internally for the purposes of evaluating the performance of each operating segment and determining resource allocation between them. The Board is National Grid’s chief operating decision maker (as defined by IFRS 8 ‘Operating Segments’) and assesses the profitability of operations principally on the basis of a profit measure that excludes certain income and expenses. We call that measure ‘adjusted profit’. Adjusted profit excludes exceptional items and remeasurements (as defined in note 4) and is used by management to monitor financial performance as it is considered that it aids the comparability of our reported financial performance from year to year. As a matter of course, the Board also considers profitability by segment, excluding the effect of timing. However, the measure of profit disclosed in this note is operating profit before exceptional items and remeasurements, as this is the measure that is most consistent with the IFRS results reported within these financial statements.

In the year ended 31 March 2023, the National Grid Ventures (NGV) operating segment met the quantitative thresholds set out in IFRS 8 to be identified as the Group’s sixth separate reportable segment. Accordingly, the Group’s operating segments have been modified and the data relating to previous periods has been restated to reflect this change. The results of our six principal businesses are reported to the Board of Directors and are accordingly treated as reportable operating segments. All other operating segments are reported to the Board of Directors on an aggregated basis. The following table describes the main activities for each reportable operating segment:

UK Electricity Transmission	The high-voltage electricity transmission networks in England and Wales.
UK Electricity Distribution	The electricity distribution networks of NGED in the East Midlands, West Midlands and South West of England and South Wales.
UK Electricity System Operator
The Great Britain system operator. As announced in April 2022, the entirety of ESO is expected to transfer out of the Group to become part an independent system operator public body, following the Future System Operator (FSO) consultation. The FSO is subject to legislative approval and accordingly the held for sale criteria have not been met as at 31 March 2023.

New England	Gas distribution networks, electricity distribution networks and high-voltage electricity transmission networks in New England.
New York	Gas distribution networks, electricity distribution networks and high-voltage electricity transmission networks in New York.
National Grid Ventures
Comprises all commercial operations in LNG at the Isle of Grain in the UK, our electricity generation business in the US, our electricity interconnectors in the UK and our investment in National Grid Renewables Development LLC, our renewables business in the US. NGV operates outside our regulated core business.

Other activities that do not form part of any of the segments in the above table primarily relate to our UK property business together with insurance and corporate activities in the UK and US and the Group’s investments in technology and innovation companies through National Grid Partners.

2.
Segmental analysis continued

(a)
Revenue

Revenue primarily represents the sales value derived from the generation, transmission and distribution of energy, together with the sales value derived from the provision of other services to customers. Refer to note 3 for further details.

Sales between operating segments are priced considering the regulatory and legal requirements to which the businesses are subject. The analysis of revenue by geographical area is on the basis of destination. There are no material sales between the UK and US geographical areas.

	2023			20221
	Total sales	Sales between segments	Sales to third parties	Total sales	Sales between segments	Sales to third parties
	£m	£m	£m	£m	£m	£m
Operating segments – continuing operations:
UK Electricity Transmission	1,987	(41)	1,946	2,035	(7)	2,028
UK Electricity Distribution	2,045	(12)	2,033	1,482	(14)	1,468
UK Electricity System Operator	4,690	(31)	4,659	3,455	(18)	3,437
New England	4,427	—	4,427	4,550	—	4,550
New York	6,994	—	6,994	5,561	—	5,561
National Grid Ventures	1,341	(58)	1,283	1,024	—	1,024
Other	317	—	317	192	—	192
Total revenue before exceptional items and remeasurements	21,801	(142)	21,659	18,299	(39)	18,260
Exceptional items and remeasurements2	—	—	—	189	—	189
Total revenue from continuing operations	21,801	(142)	21,659	18,488	(39)	18,449

Split by geographical areas – continuing operations:
UK			9,611			7,803
US			12,048			10,646
Total revenue from continuing operations			21,659			18,449
1.
Comparative amounts have been re-presented to reflect NGV as a separate operating segment.
2.
In connection with the disposal of St William Homes LLP in the year ended 31 March 2022 the Group released deferred income within Other of £189 million related to deferred profits from previous property sales (see note 4).

2.
Segmental analysis continued

(b)
Operating profit

A reconciliation of the operating segments’ measure of profit to profit before tax from continuing operations is provided below. Further details of the exceptional items and remeasurements are provided in note 4.

	Before exceptional items and remeasurements		Exceptional items and remeasurements		After exceptional items and remeasurements
	2023	20221	2023	20221	2023	20221
	£m	£m	£m	£m	£m	£m
Operating segments – continuing operations:
UK Electricity Transmission	995	1,067	(2)	(12)	993	1,055
UK Electricity Distribution	1,091	909	(22)	—	1,069	909
UK Electricity System Operator	238	7	(1)	(2)	237	5
New England	708	743	424	21	1,132	764
New York	741	780	(200)	315	541	1,095
National Grid Ventures	490	286	467	(3)	957	283
Other	31	21	(81)	239	(50)	260
Total operating profit from continuing operations	4,294	3,813	585	558	4,879	4,371

Split by geographical area – continuing operations:
UK	2,825	2,234	26	224	2,851	2,458
US	1,469	1,579	559	334	2,028	1,913
Total operating profit from continuing operations	4,294	3,813	585	558	4,879	4,371
1.
Comparative amounts have been re-presented to reflect NGV as a separate operating segment.

	Before exceptional items and remeasurements		Exceptional items and remeasurements		After exceptional items and remeasurements
	2023	2022	2023	2022	2023	2022
	£m	£m	£m	£m	£m	£m
Reconciliation to profit before tax:
Operating profit from continuing operations	4,294	3,813	585	558	4,879	4,371
Share of post-tax results of joint ventures and associates	190	148	(19)	(56)	171	92
Finance income	166	65	(28)	(15)	138	50
Finance costs	(1,680)	(1,146)	82	74	(1,598)	(1,072)
Profit before tax from continuing operations	2,970	2,880	620	561	3,590	3,441

2.
Segmental analysis continued

(c)
Capital expenditure

Capital expenditure represents additions to property, plant and equipment and non-current intangibles but excludes additional investments in and loans to joint ventures and associates.

	Net book value of property, plant and equipment and other intangible assets		Capital expenditure		Depreciation, amortisation and impairment
	2023	20221	2023	20221	2023	20221
	£m	£m	£m	£m	£m	£m
Operating segments:
UK Electricity Transmission	15,483	14,678	1,303	1,195	(484)	(508)
UK Electricity Distribution	13,462	12,522	1,220	899	(223)	(158)
UK Electricity System Operator	411	404	108	108	(101)	(83)
New England	13,406	11,485	1,624	1,561	(393)	(364)
New York	21,730	18,676	2,454	1,960	(620)	(537)
National Grid Ventures	3,507	3,009	709	452	(149)	(156)
Other	38	30	13	10	(14)	(24)
Total	68,037	60,804	7,431	6,185	(1,984)	(1,830)

Split by geographical area – continuing operations:
UK	32,343	30,131	3,259	2,546	(921)	(879)
US	35,694	30,673	4,172	3,639	(1,063)	(951)
Total	68,037	60,804	7,431	6,185	(1,984)	(1,830)
Asset type:
Property, plant and equipment	64,433	57,532	6,853	5,714	(1,700)	(1,544)
Non-current intangible assets	3,604	3,272	578	471	(284)	(286)
Total	68,037	60,804	7,431	6,185	(1,984)	(1,830)
1.
Comparative amounts have been re-presented to reflect NGV as a separate operating segment.

3.
Revenue

Revenue arises in the course of ordinary activities and principally comprises:

●
transmission services;

●
distribution services; and

●
generation services.

Transmission services, distribution services and certain other services (excluding rental income) fall within the scope of IFRS 15 ‘Revenue from Contracts with Customers’, whereas generation services (which solely relate to the contract with the Long Island Power Authority (LIPA) in the US) are accounted for under IFRS 16 ‘Leases’ as rental income, also presented within revenue. Revenue is recognised to reflect the transfer of goods or services to customers at an amount that reflects the consideration to which the Group expects to be entitled to in exchange for those goods or services and excludes amounts collected on behalf of third parties and value added tax. The Group recognises revenue when it transfers control over a product or service to a customer.

Revenue in respect of regulated activities is determined by regulatory agreements that set the price to be charged for services in a given period based on pre-determined allowed revenues. Variances in service usage can result in actual revenue collected exceeding (over-recoveries) or falling short (under-recoveries) of allowed revenues. Where regulatory agreements allow the recovery of under-recoveries or require the return of over-recoveries, the allowed revenue for future periods is typically adjusted. In these instances, no assets or liabilities are recognised for under- or over-recoveries respectively, because the adjustment relates to future customers and services that have not yet been delivered.

Revenue in respect of non-regulated activities primarily relates to the sale of capacity on our interconnectors, which is determined at auctions. Capacity is sold in either day, month, quarter or year ahead tranches. The price charged is determined by market fundamentals rather than regulatory agreement. The interconnectors are subject to indirect regulation with regards to the levels of returns they are allowed to earn. Where amounts fall below this range they receive top-up revenues; where amounts exceed this range, they must pass-back the excess. In these instances, assets or liabilities are recognised for the top-up or pass-back respectively.

The following is a description of principal activities, by reportable segment, from which the Group generates its revenue. For more detailed information about our segments, see note 2.

(a)
UK Electricity Transmission

The UK Electricity Transmission segment principally generates revenue by providing electricity transmission services in England and Wales. Our business operates as a monopoly regulated by Ofgem, which has established price control mechanisms that set the amount of annual allowed returns our business can earn (along with the Scottish and Offshore transmission operators amongst others).

The transmission of electricity encompasses the following principal services:

●
the supply of high-voltage electricity – revenue is recognised based on usage. Our performance obligation is satisfied over time as our customers make use of our network. We bill monthly in arrears and our payment terms are up to 60 days. Price is determined prior to our financial year end with reference to the regulated allowed returns and estimated annual volumes; and

●
construction work (principally for connections) – revenue is recognised over time, as we provide access to our network. Customers can either pay over the useful life of the connection or upfront. Where the customer pays upfront, revenues are deferred as a contract liability and released over the life of the asset.

For other construction where there is no consideration for any future services, for example diversions, revenues are recognised as the construction work is completed.

3.
Revenue continued

(b)
UK Electricity Distribution

The UK Electricity Distribution segment principally generates revenue by providing electricity distribution services in the Midlands and South West of England and South Wales. Similar to UK Electricity Transmission, UK Electricity Distribution operates as a monopoly in the jurisdictions that it operates in and is regulated by Ofgem.

The distribution of electricity encompasses the following principal services:

●
electricity distribution – revenue is recognised based on usage by customers (over time), based upon volumes and price. The price control mechanism in place that determines our annual allowances is similar to UK Electricity Transmission. Revenues are billed monthly and payment terms are typically within 14 days; and

●
construction work (principally for connections) – revenue is recognised over time as we provide access to our network. Where the customer pays upfront, revenues are deferred as a contract liability and released over the life of the asset.

For other construction where there is no consideration for any future services, revenues are recognised as the construction is completed.

(c)
UK Electricity System Operator

The UK System Operator earns revenue for balancing supply and demand of electricity on Great Britain’s electricity transmission system, where it acts as principal. Balancing services are regulated by Ofgem and revenue, which is payable by generators and suppliers of electricity, is recognised as the service is provided.

The System Operator also collects revenues on behalf of transmission operators, principally National Grid Electricity Transmission plc and the Scottish and Offshore transmission operators, from users (electricity suppliers) who connect to or use the transmission system. As the System Operator acts as an agent in this capacity, it therefore records transmission network revenues net of payments to transmission operators.

(d)
New England

The New England segment principally generates revenue by providing electricity and gas supply and distribution services and high-voltage electricity transmission services in New England. Supply and distribution services are regulated by the Massachusetts Department of Public Utilities (MADPU) and transmission services are regulated by the Federal Energy Regulatory Commission (FERC), both of whom regulate the rates that can be charged to customers.

The supply and distribution of electricity and gas and the provision of electricity transmission facilities encompasses the following principal services:

●
electricity and gas supply and distribution and electricity transmission – revenue is recognised based on usage by customers (over time). Revenues are billed monthly and payment terms are 30 days; and

●
construction work (principally for connections) – revenue is recognised over time as we provide access to our network. Where the customer pays upfront, revenues are deferred as a contract liability or customer contributions (where they relate to government entities) and released over the life of the connection.

(e)
New York

The New York segment principally generates revenue by providing electricity and gas supply and distribution services and high-voltage electricity transmission services in New York. Supply and distribution services are regulated by the New York Public Service Commission (NYPSC) and transmission services are regulated by the FERC, both of whom regulate the rates that can be charged to customers.

The supply and distribution of electricity and gas and the provision of electricity transmission facilities encompasses the following principal services:

●
electricity and gas supply and distribution and electricity transmission – revenue is recognised based on usage by customers (over time). Revenues are billed monthly and payment terms are 30 days; and

●
construction work (principally for connections) – revenue is recognised over time as we provide access to our network. Where the customer pays upfront, revenues are deferred as a contract liability or customer contributions (where they relate to government entities) and released over the life of the connection.

3.
Revenue continued

(f)
National Grid Ventures

National Grid Ventures generates revenue from electricity interconnectors, LNG at the Isle of Grain, National Grid Renewables and rental income.

The Group recognises revenue from transmission services through interconnectors and LNG importation at the Isle of Grain by means of customers’ use of capacity and volumes. Revenue is recognised over time and is billed monthly. Payment terms are up to 60 days.

Electricity generation revenue is earned from the provision of energy services and supply capacity to produce energy for the use of customers of LIPA through a power supply agreement where LIPA receives all of the energy and capacity from the asset until at least 2028. The arrangement is treated as an operating lease within the scope of the leasing standard where we act as lessor; with rental income being recorded as other revenue, which forms part of total revenue. Lease payments (capacity payments) are recognised on a straight-line basis and variable lease payments are recognised as the energy is generated.

Other revenue in the scope of IFRS 15 principally includes sales of renewables projects from National Grid Renewables to Emerald Energy Venture LLC (Emerald), which is jointly controlled by National Grid and Washington State Investment Board (WSIB). National Grid Renewables develops wind and solar generation assets in the US, whilst Emerald has a right of first refusal to buy, build and operate those assets. Revenue is recognised as it is earned.

Other revenue, recognised in accordance with standards other than IFRS 15, primarily comprises adjustments in respect of the interconnector cap and floor regime constructed by Ofgem for certain wholly owned interconnector subsidiaries. Where an interconnector expects to exceed its total five-year cap, a provision and reduction in revenue is recognised in the current reporting period. Where an interconnector does not expect to reach its five-year floor, either an asset will be recognised where a future inflow of economic benefits is considered virtually certain, or a contingent asset will be disclosed where the future inflow is concluded to be probable.

(g)
Other

Revenue in Other relates to our UK commercial property business and insurance. Revenue is predominantly recognised in accordance with standards other than IFRS 15 and comprises property sales by our UK commercial property business (including sales to our 50% share in the St William joint venture which was disposed of in the prior year). Property sales are recorded when the sale is legally completed.

3.
Revenue continued

(h)
Disaggregation of revenue

In the following tables, revenue is disaggregated by primary geographical market and major service lines. The table below reconciles disaggregated revenue with the Group’s reportable segments (see note 2).

Revenue for the year ended 31 March 2023	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	NGV £m	Other £m	Total £m
Revenue under IFRS 15
Transmission	1,868	—	126	52	567	791	—	3,404
Distribution	—	1,951	—	4,314	6,373	—	—	12,638
System Operator	—	—	4,533	—	—	—	—	4,533
Other1	31	77	—	8	13	131	—	260
Total IFRS 15 revenue	1,899	2,028	4,659	4,374	6,953	922	—	20,835
Other revenue
Generation	—	—	—	—	—	394	—	394
Other2	47	5	—	53	41	(33)	317	430
Total other revenue	47	5	—	53	41	361	317	824
Total revenue from continuing operations	1,946	2,033	4,659	4,427	6,994	1,283	317	21,659
1.
The UK Electricity Transmission and UK Electricity Distribution other IFRS 15 revenue principally relates to engineering recharges, which are the recovery of costs incurred for construction work requested by customers, such as the rerouting of existing network assets. Within NGV, the other IFRS 15 revenue principally relates to revenue generated from our NG Renewables business.
2.
Other revenue, recognised in accordance with accounting standards other than IFRS 15, includes property sales by our UK commercial property business, rental income, income arising in connection with the Transition Services Agreements following the sales of NECO and the UK Gas Transmission business in the year, and a provision and adjustment to NGV revenue in respect of the interconnector cap and floor regime constructed by Ofgem. In the year ended 31 March 2023 the Group also recognised other income relating to an insurance claim.

Geographical split for the year ended 31 March 2023	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	NGV £m	Other £m	Total £m
Revenue under IFRS 15
UK	1,899	2,028	4,659	—	—	799	—	9,385
US	—	—	—	4,374	6,953	123	—	11,450
Total IFRS 15 revenue	1,899	2,028	4,659	4,374	6,953	922	—	20,835
Other revenue
UK	47	5	—	—	—	(31)	205	226
US	—	—	—	53	41	392	112	598
Total other revenue	47	5	—	53	41	361	317	824
Total revenue from continuing operations	1,946	2,033	4,659	4,427	6,994	1,283	317	21,659

3.
Revenue continued

Revenue for the year ended 31 March 2022	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	NGV1 £m	Other1 £m	Total £m
Revenue under IFRS 15
Transmission	1,983	—	—	52	405	627	—	3,067
Distribution	—	1,375	—	4,434	5,110	—	—	10,919
System Operator	—	—	3,418	—	—	—	—	3,418
Other2	35	89	19	10	10	147	—	310
Total IFRS 15 revenue	2,018	1,464	3,437	4,496	5,525	774	—	17,714
Other revenue
Generation	—	—	—	—	—	373	—	373
Other3	10	4	—	54	36	(123)	192	173
Total other revenue	10	4	—	54	36	250	192	546
Total revenue before exceptional items and remeasurements	2,028	1,468	3,437	4,550	5,561	1,024	192	18,260
Exceptional items and remeasurements	—	—	—	—	—		189	189
Total revenue from continuing operations	2,028	1,468	3,437	4,550	5,561	1,024	381	18,449

Geographical split for the year ended 31 March 2022	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	NGV1 £m	Other1 £m	Total £m
Revenue under IFRS 15
UK	2,018	1,464	3,437	—	—	646	—	7,565
US	—	—	—	4,496	5,525	128	—	10,149
Total IFRS 15 revenue	2,018	1,464	3,437	4,496	5,525	774	—	17,714
Other revenue
UK	10	4	—	—	—	(132)	167	49
US	—	—	—	54	36	382	25	497
Total other revenue	10	4	—	54	36	250	192	546
Total revenue before exceptional items and remeasurements	2,028	1,468	3,437	4,550	5,561	1,024	192	18,260
Exceptional items and remeasurements	—	—	—	—	—		189	189
Total revenue from continuing operations	2,028	1,468	3,437	4,550	5,561	1,024	381	18,449
1.
Comparative amounts have been re-presented to reflect NGV as a separate operating segment.
2.
The UK Electricity Transmission and UK Electricity Distribution other IFRS 15 revenue principally relates to engineering recharges, which are the recovery of costs incurred for construction work requested by customers, such as the rerouting of existing network assets. UK Electricity System Operator other IFRS 15 revenue reflects the net income from its role as agent in respect of transmission network revenues. Within NGV, the other IFRS 15 revenue principally relates to revenue generated from our NG Renewables business.
3.
Other revenue, recognised in accordance with accounting standards other than IFRS 15, includes property sales by our UK commercial property business and rental income. Included within NGV is a provision and adjustment to NGV revenue in respect of the interconnector cap and floor regime constructed by Ofgem.

Contract liabilities represent revenue to be recognised in future periods relating to contributions in aid of construction of £2,006 million (2022: £1,472 million). Revenue is recognised over the life of the asset. The asset lives for connections in UK Electricity Transmission, UK Electricity Distribution, New England and New York are 40 years, 69 years, 51 years and up to 51 years respectively. The weighted average amortisation period is 27 years.

Future revenues in relation to unfulfilled performance obligations not yet received in cash amount to £5.0 billion (2022: £5.2 billion). £1.8 billion (2022: £1.7 billion) relates to connection contracts in UK Electricity Transmission which will be recognised as revenue over 24 years and £2.7 billion (2022: £3.0 billion) relates to revenues to be earned under Grain LNG contracts until 2045. The remaining amount will be recognised as revenue over two years.

The amount of revenue recognised for the year ended 31 March 2023 from performance obligations satisfied (or partially satisfied) in previous periods, mainly due to changes in the estimate of the stage of completion, is £nil (2022: £nil).

4.
Exceptional items and remeasurements

To monitor our financial performance, we use an adjusted consolidated profit measure that excludes certain income and expenses. We exclude items from adjusted profit because, if included, these items could distort understanding of our performance for the year and the comparability between periods. This note analyses these items, which are included in our results for the year but are excluded from adjusted profit.

	2023	2022
	£m	£m
Included within operating profit
Exceptional items:
Net gain on disposal of NECO	511	—
Net gain on disposal of Millennium Pipeline Company LLC	335	—
IFA fire	130	—
Transaction, separation and integration costs¹	(117)	(223)
Changes in environmental provisions	176	—
Cost efficiency programme	(100)	(42)
New operating model implementation costs	—	(24)
Release of St William Homes LLP deferred income	—	189
Net gain on disposal of St William Homes LLP	—	228
Environmental insurance recovery	—	38
	935	166
Remeasurements – commodity contract derivatives	(350)	392
	585	558
Included within finance income and costs
Remeasurements:
Net gains on financing derivatives	82	74
Net (losses)/gains on financial assets at fair value through profit and loss	(28)	(15)
	54	59
Included within share of post-tax results of joint ventures and associates
Remeasurements – net losses on financial instruments	(19)	(56)
Total included within profit before tax	620	561
Included within tax
Exceptional items – movements arising on items not included in profit before tax:
Deferred tax charge arising as a result of UK tax rate change	—	(458)
Tax on exceptional items	(316)	(28)
Tax on remeasurements	75	(103)
	(241)	(589)
Total exceptional items and remeasurements after tax	379	(28)
Analysis of total exceptional items and remeasurements after tax
Exceptional items after tax	619	(320)
Remeasurements after tax	(240)	292
Total exceptional items and remeasurements after tax	379	(28)
1.
Transaction, separation and integration costs represent the aggregate of distinct activities undertaken by the Group in the years presented.

Exceptional items
Management uses an exceptional items framework that has been discussed and approved by the Audit & Risk Committee. This follows a three-step process which considers the nature of the event, the financial materiality involved and any particular facts and circumstances. In considering the nature of the event, management focuses on whether the event is within the Group’s control and how frequently such an event typically occurs. With respect to restructuring costs, these represent additional expenses incurred that are not related to the normal business and day-to-day activities. In determining the facts and circumstances, management considers factors such as ensuring consistent treatment between favourable and unfavourable transactions, the precedent for similar items, the number of periods over which costs will be spread or gains earned, and the commercial context for the particular transaction. The exceptional items framework was last updated in March 2022.

Items of income or expense that are considered by management for designation as exceptional items include significant restructurings, write-downs or impairments of non-current assets, significant changes in environmental or decommissioning provisions, integration of acquired businesses, gains or losses on disposals of businesses or investments and significant debt redemption costs as a consequence of transactions such as significant disposals or issues of equity, and the related tax, as well as deferred tax arising on changes to corporation tax rates.

4.
Exceptional items and remeasurements continued

Costs arising from efficiency and transformation programmes include redundancy costs. Redundancy costs are charged to the consolidated income statement in the year in which a commitment is made to incur the costs and the main features of the restructuring plan have been announced to affected employees.

Set out below are details of the transactions against which we have considered the application of our exceptional items framework in each of the years for which results are presented. No COVID-19-related costs incurred have been recognised as exceptional in any of the years presented.

2023
Net gain on disposal of NECO
During the year, the Group recognised a gain of £511 million on the disposal of 100% of the share capital of NECO to PPL Rhode Island Holdings, LLC for cash consideration of £3.1 billion ($3.9 billion) (see note 9). The receipt of cash has been recognised within net cash used in investing activities within the consolidated cash flow statement.

Net gain on disposal of Millennium Pipeline Company LLC
During the year, the Group recognised a gain of £335 million on the disposal of its entire 26.25% equity interest in the Millennium Pipeline Company LLC associate to DT Midstream for cash consideration of £497 million. The receipt of cash has been recognised within net cash used in investing activities within the consolidated cash flow statement.

Fire at IFA converter station
In September 2021, a fire at the IFA converter station in Sellindge, Kent caused significant damage to infrastructure on site. In the year, the Group recognised £130 million of insurance claims (net of asset write-offs) which have been recognised as exceptional in line with our exceptional items policy. The total cash inflow for the period was £79 million.

Transaction, separation and integration costs
During the year, separation costs of £39 million were incurred in relation to the disposal of NECO, £38 million in relation to the disposal of a majority stake in our UK Gas Transmission business (see note 9) and £40 million in connection with the integration of NGED. The costs incurred primarily relate to legal fees, bankers’ fees, professional fees and employee costs. The costs have been classified as exceptional, consistent with similar costs for the years ended 31 March 2022 and 2021 and in line with the exceptional items policy. The total cash outflow for the period in relation to these costs was £84 million.

Changes in environmental provisions
The real discount rate applied to the Group’s environmental provisions was revised to 1.5% in the year (2022: 0.5%) to reflect the substantial and sustained change in United States government bond yield curves. The principal impact of this rate increase was a £165 million decrease in our US environmental provisions and a £11 million decrease in our UK environmental provision. The weighted average remaining duration of our cash flows is now around 10.5 years.

Cost efficiency programme
During the year, the Group incurred a further £100 million of costs in relation to the major cost efficiency programme announced in November 2021, that is targeting at least £400 million savings per annum across the Group by the end of three years. The costs recognised in the period primarily relate to property costs, employee costs and professional fees incurred in delivering the programme. Whilst the costs incurred during the period do not meet the quantitative threshold to be classified as exceptional on a standalone basis, when taken in aggregate with the £42 million of costs incurred in the year ended 31 March 2022, the costs qualify for exceptional treatment in line with our exceptional items policy. The total cash outflow for the period in relation to these costs was £85 million.

4.
Exceptional items and remeasurements continued

2022
Net gain on disposal of St William Homes LLP and release of deferred income
The Group recognised a gain of £228 million on the disposal of its entire 50% equity interest in the St William Homes LLP joint venture to The Berkeley Group plc for cash consideration of £413 million. In connection with the disposal, the Group also released deferred income of £189 million which related to deferred profits from previous property sales to St William Homes LLP. We concluded that the release of the deferred income should be classified as exceptional given the crystallisation event for the release is the sale of the Group’s equity interest in St William Homes LLP.

New operating model implementation costs and cost efficiency programme
The Group incurred a further £24 million of costs in relation to the design and implementation of our new operating model and £42 million in relation to the major cost efficiency programme announced in November 2021. The costs recognised primarily related to professional fees incurred and redundancy provisions.

Whilst the costs incurred did not meet the quantitative threshold to be classified as exceptional on a standalone basis, when taken in aggregate with the costs expected to be incurred over the duration of the cost efficiency programme, we concluded that the costs should be classified as exceptional in line with our exceptional items policy. The total cash outflow for the period was £48 million.

Transaction and separation costs
£223 million of transaction and separation costs were incurred in relation to the acquisition of NGED, the planned disposal of NECO and the planned disposal of our UK Gas Transmission business (see note 9). The costs related to legal fees, bankers’ fees and other professional fees. The costs were classified as exceptional, consistent with similar costs for the year ended 31 March 2021. The total cash outflow for the year was £196 million.

Environmental insurance recovery
In the US, the most significant component of our £1.9 billion environmental provision relates to several Superfund sites, and arose from former manufacturing gas plant facilities, previously owned or operated by the Group or its predecessor companies. Under Federal and State Superfund laws, potential liability for the historical contamination may be imposed on responsible parties jointly and severally, without regard to fault, even if the activities were lawful when they occurred. In the year ended 31 March 2022, we recognised an exceptional gain of £38 million relating to an insurance receivable for site remediation costs included in our Superfund sites environmental provision. The insurance receipts were recorded as an exceptional item in line with the treatment of the related costs.

4.
Exceptional items and remeasurements continued

Remeasurements
Remeasurements comprise unrealised gains or losses recorded in the consolidated income statement arising from changes in the fair value of certain of our financial assets and liabilities accounted for at fair value through profit and loss (FVTPL). Once the fair value movements are realised (for example when the derivative matures), the previously recognised fair value movements are then reversed through remeasurements and recognised within earnings before exceptional items and remeasurements. These assets and liabilities include commodity contract derivatives and financing derivatives to the extent that hedge accounting is not available or is not fully effective.

The unrealised gains or losses reported in profit and loss on certain additional assets and liabilities treated at FVTPL are also classified within remeasurements. These relate to financial assets (which fail the ‘solely payments of principal and interest test’ under IFRS 9), the money market fund investments used by Group Treasury for cash management purposes and the net foreign exchange gains and losses on borrowing activities. These are offset by foreign exchange gains and losses on financing derivatives measured at fair value. In all cases, these fair values increase or decrease because of changes in foreign exchange, commodity or other financial indices over which we have no control.

We report unrealised gains or losses relating to certain discrete classes of financial assets accounted for at FVTPL within adjusted profit. These comprise our portfolio of investments made by National Grid Partners, our investment in Sunrun Neptune 2016 LLC and the contingent consideration arising on the acquisition of National Grid Renewables (all within NGV). The performance of these assets (including changes in fair value) is included in our assessment of adjusted profit for the relevant business units.

Remeasurements excluded from adjusted profit are made up of the following categories:

i.
Net gains/(losses) on commodity contract derivatives represent mark-to-market movements on certain physical and financial commodity contract obligations in the US. These contracts primarily relate to the forward purchase of energy for supply to customers, or to the economic hedging thereof, that are required to be measured at fair value and that do not qualify for hedge accounting. Under the existing rate plans in the US, commodity costs are recoverable from customers although the timing of recovery may differ from the pattern of costs incurred;

ii.
Net gains/(losses) on financing derivatives comprise gains and losses arising on derivative financial instruments used for the risk management of interest rate and foreign exchange exposures and the offsetting foreign exchange losses and gains on the associated borrowing activities. These exclude gains and losses for which hedge accounting has been effective and have been recognised directly in the consolidated statement of other comprehensive income or are offset by adjustments to the carrying value of debt. Net foreign exchange gains and losses on financing derivatives used for the risk management of foreign exchange exposures are offset by foreign exchange losses and gains on borrowing activities;

iii.
Net gains/(losses) on financial assets measured at FVTPL comprise gains and losses on the investment funds held by our insurance captives which are categorised as FVTPL; and

iv.
Unrealised net gains/(losses) on derivatives and other financial instruments within our joint ventures and associates.

Items included within tax

2022
Change in UK corporation tax rate
In the Spring Budget 2021, the UK government announced that from 1 April 2023 the UK corporation tax rate will increase to 25%, and this was substantively enacted on 24 May 2021. Deferred tax balances at 31 March 2022 were remeasured at the enacted rate, with £458 million recognised as exceptional, in line with previous periods.

5.
Finance income and costs

	2023	2022
	£m	£m
Finance income
Net interest income on pensions and other post-retirement benefit obligations	85	—
Interest income on financial instruments:
Bank deposits and other financial assets	80	32
Dividends received on equities held at fair value through other comprehensive income (FVOCI)	1	3
Other income	—	30
	166	65
Finance costs
Net interest expense on pensions and other post-retirement benefit obligations	—	—
Interest expense on financial liabilities held at amortised cost:
Bank loans and overdrafts	(328)	(216)
Other borrowings1	(1,330)	(961)
Interest on derivatives	(170)	(59)
Unwinding of discount on provisions	(88)	(73)
Other interest	(13)	11
Less: interest capitalised2	249	152
	(1,680)	(1,146)
Remeasurements – Finance income
Net (losses)/gains on FVTPL financial assets	(28)	(15)
	(28)	(15)
Remeasurements – Finance costs
Net gains on financing derivatives³:
Derivatives designated as hedges for hedge accounting	22	45
Derivatives not designated as hedges for hedge accounting	60	29
	82	74
Total remeasurements – Finance income and costs	54	59

Finance income	138	50
Finance costs4	(1,598)	(1,072)

Net finance costs from continuing operations	(1,460)	(1,022)
1.
Includes interest expense on lease liabilities.
2.
Interest on funding attributable to assets in the course of construction in the current year was capitalised at a rate of 4.7% (2022: 3.2%). In the UK, capitalised interest qualifies for a current year tax deduction with tax relief claimed of £30 million (2022: £16 million). In the US, capitalised interest is added to the cost of property, plant and equipment and qualifies for tax depreciation allowances.
3.
Includes a net foreign exchange loss on borrowing activities of £86 million (2022: £110 million gain) offset by foreign exchange losses and gains on financing derivatives measured at fair value.
4.
Finance costs include principal accretion on inflation linked liabilities of £483 million (2022: £241 million).

6. Tax

Tax charged to the consolidated income statement – continuing operations

	2023	2022
	£m	£m
Tax before exceptional items and remeasurements	635	669
Exceptional tax on items not included in profit before tax (see note 4)	—	458
Tax on other exceptional items and remeasurements	241	131
Total tax reported within exceptional items and remeasurements	241	589
Total tax charge from continuing operations	876	1,258

Tax as a percentage of profit before tax

	2023	2022
	%	%
Before exceptional items and remeasurements – continuing operations	21.4	23.2
After exceptional items and remeasurements – continuing operations	24.4	36.6

	2023	2022
	£m	£m
Current tax:
UK corporation tax at 19% (2022: 19%)	161	255
UK corporation tax adjustment in respect of prior years	—	(9)
	161	246
Overseas corporation tax	225	6
Overseas corporation tax adjustment in respect of prior years	(16)	(26)
	209	(20)
Total current tax from continuing operations	370	226
Deferred tax:
UK deferred tax	255	605
UK deferred tax adjustment in respect of prior years	13	(5)
	268	600
Overseas deferred tax	233	425
Overseas deferred tax adjustment in respect of prior years	5	7
	238	432
Total deferred tax from continuing operations	506	1,032

Total tax charge from continuing operations	876	1,258

Factors that may affect future tax charges
In the Spring Budget 2021, the UK government announced an increase in the main corporation tax rate from 19% to 25% with effect from 1 April 2023. This was substantively enacted on 24 May 2021. Deferred tax balances as at 31 March 2023 have been calculated at 25%.

The US government continues to consider changes to federal tax legislation, but as no changes have been substantively enacted at the balance sheet date, deferred tax balances as at 31 March 2023 have been calculated at the prevailing tax rates based on the current tax laws.

We will continue to monitor the developments driven by Brexit, the OECD’s Base Erosion and Profit Shifting (BEPS) project and European Commission initiatives including fiscal aid investigations. At this time, we do not expect this to have any material impact on our future tax charges. Governments across the world including the UK and the US have introduced various stimulus/reliefs for businesses to cope with the impact of the COVID-19 pandemic, from which we do not currently expect there to be a material impact on our future tax charges.

7. Earnings per share (EPS)

Adjusted earnings and EPS, which exclude exceptional items and remeasurements, are provided to reflect the adjusted profit subtotals used by the Company. For further details of exceptional items and remeasurements, see note 4. We have included reconciliations from this additional EPS measure to earnings for both basic and diluted EPS to provide additional detail for these items. The EPS calculations are based on profit after tax attributable to equity shareholders of the parent company which excludes non-controlling interests.

(a)
Basic EPS

	Earnings	EPS	Earnings	EPS
	2023	2023	2022	2022
	£m	pence	£m	pence
Adjusted earnings from continuing operations	2,335	63.8	2,210	61.4
Exceptional items and remeasurements after tax from continuing operations (see note 4)	379	10.4	(28)	(0.8)
Earnings from continuing operations	2,714	74.2	2,182	60.6
Adjusted earnings from discontinued operations (see note 9)	320	8.7	344	9.6
Exceptional items and remeasurements after tax from discontinued operations	4,763	130.2	(173)	(4.8)
Earnings from discontinued operations	5,083	138.9	171	4.8
Total adjusted earnings	2,655	72.5	2,554	71.0
Total exceptional items and remeasurements after tax (including discontinued operations)	5,142	140.6	(201)	(5.6)
Total earnings	7,797	213.1	2,353	65.4

		2023		2022
		millions		millions
Weighted average number of ordinary shares – basic		3,659		3,599

(b)
Diluted EPS

	Earnings	EPS	Earnings	EPS
	2023	2023	2022	2022
	£m	pence	£m	pence
Adjusted earnings from continuing operations	2,335	63.5	2,210	61.1
Exceptional items and remeasurements after tax from continuing operations (see note 4)	379	10.3	(28)	(0.8)
Earnings from continuing operations	2,714	73.8	2,182	60.3
Adjusted earnings from discontinued operations	320	8.7	344	9.5
Exceptional items and remeasurements after tax from discontinued operations (see note 9)	4,763	129.6	(173)	(4.8)
Earnings from discontinued operations	5,083	138.3	171	4.7
Total adjusted earnings	2,655	72.2	2,554	70.6
Total exceptional items and remeasurements after tax (including discontinued operations)	5,142	139.9	(201)	(5.6)
Total earnings	7,797	212.1	2,353	65.0

		2023		2022
		millions		millions
Weighted average number of ordinary shares – diluted		3,676		3,616

8. Dividends

	2023			2022
	Pence per share	Cash dividend paid £m	Scrip dividend £m	Pence per share	Cash dividend paid £m	Scrip dividend £m
Interim dividend in respect of the current year	17.84	488	163	17.21	339	282
Final dividend in respect of the prior year	33.76	1,119	114	32.16	583	562
	51.60	1,607	277	49.37	922	844

The Directors are proposing a final dividend for the year ended 31 March 2023 of 37.60p per share that would absorb approximately £1,383 million of shareholders’ equity (assuming all amounts are settled in cash). It will be paid on 18 August 2023 to shareholders who are on the register of members at 4 June 2023 (subject to shareholders’ approval at the AGM). A scrip dividend will be offered as an alternative.

9. Assets held for sale and discontinued operations

(a)
Assets held for sale

The following assets and liabilities were classified as held for sale as at 31 March 2023:

	2023			2022
	Total assets held for sale £m	Total liabilities held for sale £m	Net assets held for sale £m	Total assets held for sale £m	Total liabilities held for sale £m	Net assets held for sale £m
Investment in GasT TopCo Limited	1,443	—	1,443	—	—	—
FAA derivative	—	(109)	(109)	—	—	—
The Narragansett Electric Company	—	—	—	4,129	(1,658)	2,471
UK Gas Transmission	—	—	—	5,871	(5,530)	341
Net assets held for sale	1,443	(109)	1,334	10,000	(7,188)	2,812

Gain on disposal of The Narragansett Electric Company

On 17 March 2021, the Group signed an agreement to sell 100% of the share capital of a wholly owned subsidiary, The Narragansett Electric Company (NECO). The Group subsequently completed the NECO Sale to PPL Rhode Island Holdings, LLC on 25 May 2022 for cash consideration of £3.1 billion ($3.9 billion). NECO was part of our New England operating segment and is a retail distribution company providing electricity and gas to customers in Rhode Island. The associated assets and liabilities were presented as held for sale in the consolidated financial statements with effect from the year ended 31 March 2021.

As NECO did not represent a separate major line of business or geographical area of operation, it did not meet the criteria for classification as a discontinued operation and therefore its results are not separately disclosed on the face of the income statement. Financial information relating to the gain arising on the disposal of NECO is set out below:

£m
Goodwill	616
Intangible assets	4
Property, plant and equipment	3,363
Trade and other receivables	215
Cash and cash equivalents	113
Other assets	165
Total assets on disposal	4,476
Borrowings	(1,230)
Pension liabilities	(19)
Other liabilities	(552)
Total liabilities on disposal	(1,801)
Net assets on disposal	2,675

Satisfied by:
Cash proceeds	3,081
Total consideration received	3,081
Less:
Financing costs1	(40)
Gain on sale before tax and reclassification of foreign currency translation reserve	366
Reclassification of foreign currency translation reserve2	145
Tax3	(231)
Post-tax gain on disposal	280
1.
Relates to the transfer of hedge losses previously deferred within equity in respect of foreign exchange forward contracts which the Group entered into in order to manage its exposure to the foreign currency cash proceeds due from PPL Rhode Island Holdings, LLC.
2.
The reclassification of the foreign currency translation reserve attributable to NECO comprises a gain of £496 million relating to the retranslation of NECO’s operations offset by a loss of £351 million relating to borrowings, cross-currency swaps and foreign exchange forward contracts used to hedge the Group’s net investment in NECO.
3.
The high effective tax rate arising on the gain on sale is primarily a result of the tax base of the assets being significantly lower than the accounting base which includes non-deductible goodwill.

9. Assets held for sale and discontinued operations continued

No impairment losses were recognised upon remeasurement of the assets and liabilities prior to classification as held for sale. NECO generated profit after tax of £84 million for the period until 25 May 2022 (2022: £237 million) which was recognised within continuing operations.

Gain on disposal of the UK Gas Transmission business

On 27 March 2022, the Group entered into an Acquisition Agreement to sell 100% of the UK Gas Transmission business in exchange for £4.0 billion of cash consideration and a 40% interest in a newly incorporated company, GasT TopCo Limited. The Group subsequently completed the sale on 31 January 2023. The other 60% interest in GasT TopCo Limited is owned by Macquarie Infrastructure and Real Assets (MIRA) and British Columbia Investment Management Corporation (BCI) (together, the ‘Consortium’).

The Group classified the associated assets and liabilities of the business as held for sale in the consolidated statement of financial position as at 31 August 2021, when the sale was considered to be highly probable following management approval of the sale timetable and communication thereof to potential buyers. Accordingly, the UK Gas Transmission business was also reported as held for sale in the consolidated statement of financial position as at 31 March 2022.

Financial information relating to the gain arising on the disposal of the UK Gas Transmission business is set out below:

2023
£m
Intangible assets	180
Property, plant and equipment	4,981
Trade and other receivables	458
Pension assets	341
Cash and cash equivalents	5
Financing derivatives	96
Other assets	338
Total assets	6,399
Borrowings	(4,276)
Deferred tax liabilities	(800)
Other liabilities	(711)
Total liabilities	(5,787)
Net assets on disposal	612

Satisfied by:
Cash proceeds	4,032
Associate at fair value	1,443
Total consideration received	5,475
Less:
Transaction costs	(60)
Gain on disposal	4,803

No impairment losses were recognised upon remeasurement of the assets and liabilities prior to classification as held for sale. The portion of the gain on disposal related to the remeasurement of the Group’s retained non-controlling investment to fair value is £1,198 million.

GasT TopCo Limited is an unlisted entity, and so no quoted price exists. The fair value has been determined with reference to the equity value of GasT TopCo Limited, derived through a valuation exercise performed under the discount dividend model (DDM) methodology. The DDM methodology involves estimating the future cash flows expected to be generated by the associate and discounting those back to their present value using an appropriate discount rate. Management has determined that the DDM methodology provides a reasonable estimate of the fair value of the associate interest at the date of acquisition.

9. Assets held for sale and discontinued operations continued

On 27 March 2022, the Group also entered into an FAA with the Consortium. The FAA gives the Consortium the option to purchase the Group’s 40% equity interest in GasT TopCo Limited for £1.4 billion plus an annualised escalation factor. The FAA became binding following the settlement of the Acquisition Agreement and is exercisable in the period between 1 May and 31 July 2023. The window can further be deferred at the Group’s discretion by three months.

The FAA is a Level 3 derivative, which is accounted for at fair value, and the assumptions which are used to determine fair value are specific to the contract and not readily observable in active markets. Significant unobservable inputs include the valuation and volatility of GasT TopCo Limited’s unlisted equity. These inputs are used as part of a Black-Scholes option pricing model to produce the reported valuation. The fair value of the option as at 31 March 2023 is £109 million (31 March 2022: £nil). The FAA derivative will be extinguished when the option is either exercised or lapses. The option cannot be cash settled.

The Group’s interest in GasT TopCo Limited was immediately classified as held for sale with effect from 31 January 2023 together with the FAA derivative. The Group has not applied equity accounting in relation to its investment in GasT TopCo Limited.

(b)
Discontinued operations

UK Gas Transmission

As UK Gas Transmission represented a major separate line of business, the business was also classified as a discontinued operation in the prior year. The results of the business are shown separately from the continuing business for all periods presented on the face of the income statement as a discontinued operation. This is also reflected in the statement of comprehensive income, as well as earnings per share (EPS) being shown split between continuing and discontinued operations.

The summary income statement for the UK Gas Transmission business for the period until 31 January 2023 and the year ended 31 March 2022 is as follows:

	Before exceptional items and remeasurements		Exceptional items and remeasurements		Total
	2023	2022	2023	2022	2023	2022
	£m	£m	£m	£m	£m	£m
Discontinued operations
Revenue	1,604	1,362	—	—	1,604	1,362
Other operating costs	(890)	(708)	1	(17)	(889)	(725)
Operating profit	714	654	1	(17)	715	637
Finance income	15	—	6	—	21	—
Finance costs1	(310)	(218)	(53)	(12)	(363)	(230)
Profit before tax	419	436	(46)	(29)	373	407
Tax2	(99)	(92)	6	(144)	(93)	(236)
Profit after tax from discontinued operations	320	344	(40)	(173)	280	171
Gain on disposal	—	—	4,803	—	4,803	—
Total profit after tax from discontinued operations	320	344	4,763	(173)	5,083	171
1.
Finance costs from discontinued operations include principal accretion of inflation-linked liabilities in the UK Gas Transmission business of £268 million (2022: £158 million). Exceptional finance costs in the current year relate to the remeasurement of the FAA derivative.
2.
Of the £144 million exceptional tax charge in the year ended 31 March 2022, £145 million relates to an increase in deferred tax liability due to the change in the UK corporation tax rate.

9. Assets held for sale and discontinued operations continued

The summary statement of comprehensive income for discontinued operations for the period until 31 January 2023 and the year ended 31 March 2022 is as follows:

	2023	2022
	£m	£m
Profit after tax from discontinued operations	5,083	171
Other comprehensive (loss)/income from discontinued operations
Items from discontinued operations that will never be reclassified to profit or loss:
Remeasurement (losses)/gains on pension assets and post-retirement benefit obligations	(313)	309
Net losses on financial liability designated at fair value through profit and loss attributable to changes in own credit risk	—	(1)
Tax on items that will never be reclassified to profit or loss	78	(94)
Total (losses)/gains from discontinued operations that will never be reclassified to profit or loss	(235)	214
Items from discontinued operations that may be reclassified subsequently to profit or loss:
Net gains in respect of cash flow hedges	6	1
Net gains/(losses) in respect of cost of hedging	4	(4)
Tax on items that may be reclassified subsequently to profit or loss	(2)	—
Total gains/(losses) from discontinued operations that may be reclassified subsequently to profit or loss	8	(3)
Other comprehensive (loss)/income for the year, net of tax from discontinued operations	(227)	211
Total comprehensive income for the year from discontinued operations	4,856	382

Details of the cash flows relating to discontinued operations are set within the consolidated cash flow statement.

10. Pensions and other post-retirement benefit obligations

	2023	2022
	£m	£m
Present value of funded obligations	(18,934)	(23,541)
Fair value of plan assets	21,246	27,013
	2,312	3,472
Present value of unfunded obligations	(292)	(326)
Other post-employment liabilities	(69)	(71)
Net defined benefit asset	1,951	3,075
Represented by:
Liabilities	(694)	(810)
Assets	2,645	3,885
	1,951	3,075

The net pensions and other post-retirement benefit obligations position, as recorded under IAS 19, at 31 March 2023 was a net asset of £1,951 million compared to a net asset of £3,075 million at 31 March 2022. The movement of £1,124 million reflects falls in asset values, partially offset by changes in UK and US financial assumptions that resulted in a decrease in liabilities.

Actuarial Assumptions:

	UK pensions		US pensions		US other post-retirement benefits
	2023	2022	2023	2022	2023	2022
	%	%	%	%	%	%
Discount rate – past service	4.80	2.78	4.85	3.65	4.85	3.65
Discount rate – future service	4.80	2.85	4.85	3.65	4.85	3.65
Rate of increase in RPI – past service	3.17	3.60	n/a	n/a	n/a	n/a
Rate of increase in RPI – future service	3.07	3.33	n/a	n/a	n/a	n/a
Salary increases	3.11	3.47	4.50	4.60	4.50	4.60
Initial healthcare cost trend rate	n/a	n/a	n/a	n/a	6.80	6.80
Ultimate healthcare cost trend rate	n/a	n/a	n/a	n/a	4.50	4.50

11. Net debt

Net debt is comprised as follows:

	2023	2022
	£m	£m
Cash and cash equivalents	163	204
Current financial investments	2,605	3,145
Borrowings	(42,985)	(45,465)
Financing derivatives¹	(756)	(693)
	(40,973)	(42,809)
1.
The derivatives balance included in net debt excludes the commodity derivative liabilities of £108 million (2022: assets of £267 million).

12. Reconciliation of net cash flow to movement in net debt

	2023	2022
	£m	£m
(Decrease)/increase in cash and cash equivalents	(48)	9
(Decrease)/increase in financial investments1	(651)	752
Decrease/(increase) in borrowings	5,268	(9,993)
Increase in related derivatives2	455	262
Change in debt resulting from cash flows	5,024	(8,970)
Changes in fair value of financial assets and liabilities and exchange movements	(1,242)	(924)
Net interest charge on the components of net debt	(1,755)	(1,193)
Other non-cash movements	(283)	19
Movement in net debt (net of related derivative financial instruments) in the year	1,744	(11,068)
Net debt (net of related derivative financial instruments) at start of year	(42,809)	(28,546)
Reclassification to held for sale	92	4,952
Acquisition of NGED	—	(8,147)
Net debt (net of related derivative financial instruments) at end of year	(40,973)	(42,809)
1.
Cash flows on current financial investments comprise £65 million (2022: £29 million) of interest received and £586 million of cash inflows (2022: £781 million outflows) of net cash flow movements in short-term financial investments, as presented in the consolidated cash flow statement.
2.
The derivatives balance included in net debt excludes the commodity derivative liabilities of £108 million (2022: assets of £267 million).

	2023		2022
	Borrowings and other £m	Financing derivatives £m	Borrowings and other £m	Financing derivatives £m
Cash flows per financing activities section of cash flow statement:
Proceeds received from loans	11,908	—	12,347	—
Repayment of loans	(15,260)	—	(1,261)	—
Payments of lease liabilities	(155)	—	(117)	—
Net movements in short-term borrowings	(511)	—	(11)	—
Cash inflows on derivatives	—	190	—	20
Cash outflows on derivatives	—	(118)	—	(114)
Interest paid	(1,277)	(153)	(998)	(55)
Cash flows per financing activities section of cash flow statement	(5,295)	(81)	9,960	(149)
Adjustments:
Non-net debt-related items	27	—	33	—
Derivative cash (outflow)/inflow in relation to capital expenditure	—	(12)	—	(8)
Derivative cash inflows per investing section of cash flow statement	—	—	—	17
Derivative cash outflows per investing section of cash flow statement	—	(362)	—	(122)
Cash flows relating to financing liabilities within net debt	(5,268)	(455)	9,993	(262)

Analysis of changes in net debt:
Borrowings	(5,268)	—	9,993	—
Financing derivatives	—	(455)	—	(262)
Cash flow movements relating to financing liabilities within net debt	(5,268)	(455)	9,993	(262)

Alternative performance measures/non-IFRS reconciliations

Within the Annual Report, a number of financial measures are presented. These measures have been categorised as alternative performance measures (APMs), as per the European Securities and Markets Authority (ESMA) guidelines and the Securities and Exchange Commission (SEC) conditions for use of non-GAAP financial measures.

An APM is a financial measure of historical or future financial performance, financial position, or cash flows, other than a financial measure defined under IFRS. The Group uses a range of these measures to provide a better understanding of its underlying performance. APMs are reconciled to the most directly comparable IFRS financial measure where practicable.

The Group has defined the following financial measures as APMs derived from IFRS: net revenue, the various adjusted operating profit, earnings and earnings per share metrics detailed in the ‘adjusted profit measures’ section below, net debt, capital investment, funds from operations (FFO), FFO interest cover and retained cash flow (RCF)/adjusted net debt. For each of these we present a reconciliation to the most directly comparable IFRS measure. We present ‘constant currency’ comparative period performance and capital investment by applying the current year average exchange rate to the relevant US dollar amounts in the comparative periods presented, to remove the year-on-year impact of foreign exchange translation.

We also have a number of APMs derived from regulatory measures which have no basis under IFRS; we call these Regulatory Performance Measures (RPMs). They comprise: Group RoE, operating company RoE, regulated asset base, regulated financial performance, regulatory gearing, Asset Growth, Value Added, including Value Added per share and Value Growth. These measures include the inputs used by utility regulators to set the allowed revenues for many of our businesses.

We use RPMs to monitor progress against our regulatory agreements and certain aspects of our strategic objectives. Further, targets for certain of these performance measures are included in the Company’s Annual Performance Plan (APP) and Long-Term Performance Plan (LTPP) and contribute to how we reward our employees. As such, we believe that they provide close correlation to the economic value we generate for our shareholders and are therefore important supplemental measures for our shareholders to understand the performance of the business and to ensure a complete understanding of Group performance.

As the starting point for our RPMs is not IFRS, and these measures are not governed by IFRS, we are unable to provide meaningful reconciliations to any directly comparable IFRS measures, as differences between IFRS and the regulatory recognition rules applied have built up over many years. Instead, for each of these we present an explanation of how the measure has been determined and why it is important, and an overview as to why it would not be meaningful to provide a reconciliation to IFRS.

Alternative performance measures

Net revenue
Net revenue is revenue less pass-through costs, such as UK system balancing costs and gas and electricity commodity costs in the US. Pass-through costs are fully recoverable from our customers and are recovered through separate charges that are designed to recover those costs with no profit. Where revenue received or receivable exceeds the maximum amount permitted by our regulatory agreement, adjustments will be made to future prices to reflect this over-recovery. No liability is recognised as such an adjustment to future prices relates to the provision of future services. Similarly, no asset is recognised where a regulatory agreement permits adjustments to be made to future prices in respect of an under-recovery.

	2023			2022
Year ended 31 March	Gross revenue1	Pass- through costs	Net revenue	Gross revenue	Pass- through costs	Net revenue
	£m	£m	£m	£m	£m	£m
UK Electricity Transmission	1,987	(217)	1,770	2,035	(152)	1,883
UK Electricity Distribution	2,045	(418)	1,627	1,482	(125)	1,357
UK Electricity System Operator	4,690	(4,152)	538	3,455	(3,215)	240
New England	4,427	(2,095)	2,332	4,550	(2,050)	2,500
New York	6,994	(2,957)	4,037	5,561	(2,161)	3,400
National Grid Ventures	1,341	—	1,341	1,024	—	1,024
Other	317	—	317	192	—	192
Sales between segments	(142)	—	(142)	(39)	—	(39)
Total – continuing operations	21,659	(9,839)	11,820	18,260	(7,703)	10,557
Discontinued operations	1,604	(658)	946	1,362	(397)	965
Total	23,263	(10,497)	12,766	19,622	(8,100)	11,522
1.
Excluding exceptional income.

Adjusted profit measures
In considering the financial performance of our business and segments, we use various adjusted profit measures in order to aid comparability of results year on year. The various measures are presented on pages 16 to 22 and reconciled below.

Adjusted results: These exclude the impact of exceptional items and remeasurements that are treated as discrete transactions under IFRS and can accordingly be classified as such. This is a measure used by management that is used to derive part of the incentive target set annually for remunerating certain Executive Directors, and further details of these items are included in note 4.

Underlying results: Further adapts our adjusted results for continuing operations to take account of volumetric and other revenue timing differences arising due to the in-year difference between allowed and collected revenues, including revenue incentives, as governed by our rate plans in the US or regulatory price controls in the UK (but excluding totex-related allowances and adjustments or allowances for pension deficit contributions). For 2022/23, as highlighted below, our underlying results exclude £30 million (2021/22: £16 million) of timing differences as well as £258 million (2021/22: £163 million) of major storm costs (as costs exceeded our $100 million threshold in both 2022/23 and 2021/22). We expect to recover major storm costs incurred through regulatory mechanisms in the US.

Constant currency: ‘Constant Currency Basis’ refers to the reporting of the actual results against the results for the same period last year which, in respect of any US dollar currency denominated activity, have been translated using the average US dollar exchange rate for the year ended 31 March 2023, which was $1.22 to £1.00. The average rate for the year ended 31 March 2022, was $1.35 to £1.00. Assets and liabilities as at 31 March 2023 have been retranslated at the closing rate at 31 March 2023 of $1.23 to £1.00. The closing rate for the reporting date 31 March 2022 was $1.31 to £1.00.

Reconciliation of statutory, adjusted and underlying profits from continuing operations at actual exchange rates

Year ended 31 March 2023	Statutory £m	Exceptionals and remeasurements £m	Adjusted £m	Timing £m	Major storm costs £m	Underlying £m
UK Electricity Transmission	993	2	995	112	—	1,107
UK Electricity Distribution	1,069	22	1,091	139	—	1,230
UK Electricity System Operator	237	1	238	(207)	—	31
New England	1,132	(424)	708	39	72	819
New York	541	200	741	(53)	186	874
National Grid Ventures	957	(467)	490	—	—	490
Other	(50)	81	31	—	—	31
Total operating profit	4,879	(585)	4,294	30	258	4,582
Net finance costs	(1,460)	(54)	(1,514)	—	—	(1,514)
Share of post-tax results of joint ventures and associates	171	19	190	—	—	190
Profit before tax	3,590	(620)	2,970	30	258	3,258
Tax	(876)	241	(635)	(4)	(70)	(709)
Profit after tax	2,714	(379)	2,335	26	188	2,549

Year ended 31 March 2022	Statutory £m	Exceptionals and remeasurements £m	Adjusted £m	Timing £m	Major storm costs £m	Underlying £m
UK Electricity Transmission	1,055	12	1,067	85	—	1,152
UK Electricity Distribution	909	—	909	(22)	—	887
UK Electricity System Operator	5	2	7	47	—	54
New England	764	(21)	743	32	111	886
New York	1,095	(315)	780	(126)	52	706
National Grid Ventures	283	3	286	—	—	286
Other	260	(239)	21	—	—	21
Total operating profit	4,371	(558)	3,813	16	163	3,992
Net finance costs	(1,022)	(59)	(1,081)	—	—	(1,081)
Share of post-tax results of joint ventures and associates	92	56	148	—	—	148
Profit before tax	3,441	(561)	2,880	16	163	3,059
Tax	(1,258)	589	(669)	3	(42)	(708)
Profit after tax	2,183	28	2,211	19	121	2,351

Reconciliation of adjusted and underlying earnings from continuing operations at constant currency

		At constant currency
Year ended 31 March 2022	Adjusted at actual exchange rate	Constant currency adjustment	Adjusted	Timing	Major storm costs	Underlying
	£m	£m	£m	£m	£m	£m
UK Electricity Transmission	1,067	—	1,067	85	—	1,152
UK Electricity Distribution	909	—	909	(22)	—	887
UK Electricity System Operator	7	—	7	47	—	54
New England	743	81	824	35	123	982
New York	780	85	865	(140)	58	783
National Grid Ventures	286	5	291	—	—	291
Other	21	1	22	—	—	22
Total operating profit	3,813	172	3,985	5	181	4,171
Net finance costs	(1,081)	(55)	(1,136)	—	—	(1,136)
Share of post-tax results of joint ventures and associates	148	4	152	—	—	152
Profit before tax	2,880	121	3,001	5	181	3,187
Tax	(669)	(32)	(701)	6	(47)	(742)
Profit after tax	2,211	89	2,300	11	134	2,445
Attributable to non-controlling interests	(1)	—	(1)	—	—	(1)
Earnings	2,210	89	2,299	11	134	2,444
Earnings per share (pence)	61.4	2.5	63.9	0.3	3.7	67.9

Earnings per share calculations from continuing operations – at actual exchange rates
The table below reconciles the profit after tax from continuing operations as per the previous tables back to the earnings per share from continuing operations for each of the adjusted profit measures. Earnings per share is only presented for those adjusted profit measures that are at actual exchange rates, and not for those at constant currency.

Year ended 31 March 2023	Profit after tax £m	Non-controlling interest £m	Profit after tax attributable to the parent £m	Weighted average number of shares Millions	Earnings per share pence
Statutory	2,714	—	2,714	3,659	74.2
Adjusted	2,335	—	2,335	3,659	63.8
Underlying	2,549	—	2,549	3,659	69.7

Year ended 31 March 2022	Profit after tax £m	Non-controlling interest £m	Profit after tax attributable to the parent £m	Weighted average number of shares Millions	Earnings per share pence
Statutory	2,183	(1)	2,182	3,599	60.6
Adjusted	2,211	(1)	2,210	3,599	61.4
Underlying	2,351	(1)	2,350	3,599	65.3

Reconciliation of total Group statutory operating profit to ‘adjusted earnings excluding timing and major storm costs’

	Adjusted		Underlying
	2023	2022	2023	2022
	£m	£m	£m	£m
Continuing operations
Adjusted operating profit	4,294	3,813	4,582	3,992
Adjusted net finance costs	(1,514)	(1,081)	(1,514)	(1,081)
Share of post-tax results of joint ventures and associates	190	148	190	148
Adjusted profit before tax	2,970	2,880	3,258	3,059
Adjusted tax	(635)	(669)	(709)	(708)
Adjusted profit after tax	2,335	2,211	2,549	2,351
Attributable to non-controlling interests	—	(1)	—	(1)
Adjusted earnings from continuing operations	2,335	2,210	2,549	2,350
Exceptional items after tax	619	(320)	619	(320)
Remeasurements after tax	(240)	292	(240)	292
Earnings from continuing operations	2,714	2,182	2,928	2,322

	Including timing and major storm costs		Excluding timing and major storm costs
	2023	2022	2023	2022
	£m	£m	£m	£m
Discontinued operations
Adjusted operating profit	714	654	702	734
Adjusted net finance costs	(295)	(218)	(295)	(218)
Share of post-tax results of joint ventures and associates	—	—	—	—
Adjusted profit before tax	419	436	407	516
Adjusted tax	(99)	(92)	(97)	(107)
Adjusted profit after tax	320	344	310	409
Attributable to non-controlling interests	—	—	—	—
Adjusted earnings from discontinued operations	320	344	310	409
Exceptional items and gain on disposal after tax	4,811	(163)	4,811	(163)
Remeasurements after tax	(48)	(10)	(48)	(10)
Earnings from discontinued operations	5,083	171	5,073	236

Total Group (continuing and discontinued operations)
Adjusted operating profit	5,008	4,467	5,284	4,726
Adjusted net finance costs	(1,809)	(1,299)	(1,809)	(1,299)
Share of post-tax results of joint ventures and associates	190	148	190	148
Adjusted profit before tax	3,389	3,316	3,665	3,575
Adjusted tax	(734)	(761)	(806)	(815)
Adjusted profit after tax	2,655	2,555	2,859	2,760
Attributable to non-controlling interests	—	(1)	—	(1)
Adjusted earnings from continuing and discontinued operations	2,655	2,554	2,859	2,759
Exceptional items after tax	5,430	(483)	5,430	(483)
Remeasurements after tax	(288)	282	(288)	282
Total Group earnings from continuing and discontinued operations	7,797	2,353	8,001	2,558

Reconciliation of adjusted EPS to statutory earnings (including and excluding the impact of timing and major storm costs)

	Including timing and major storm costs		Excluding timing and major storm costs
	2023	2022	2023	2022
Year ended 31 March	pence	pence	pence	pence
Adjusted EPS from continuing operations	63.8	61.4	69.7	65.3
Exceptional items and remeasurements after tax from continuing operations	10.4	(0.8)	10.4	(0.8)
EPS from continuing operations	74.2	60.6	80.1	64.5
Adjusted EPS from discontinued operations	8.7	9.6	8.5	11.4
Exceptional items and remeasurements after tax from discontinued operations	130.2	(4.8)	130.2	(4.8)
EPS from discontinued operations	138.9	4.8	138.7	6.6
Total adjusted EPS from continuing and discontinued operations	72.5	71.0	78.2	76.7
Total exceptional items and remeasurements after tax from continuing and discontinued operations	140.6	(5.6)	140.6	(5.6)
Total Group EPS from continuing and discontinued operations	213.1	65.4	218.8	71.1

Timing impacts
Under the Group’s regulatory frameworks, the majority of the revenues that National Grid is allowed to collect each year are governed by a regulatory price control or rate plan. If we collect more than the allowed revenue, adjustments will be made to future prices to reflect this over-recovery, and if we collect less than the allowed level of revenue, adjustments will be made to future prices to reflect the under-recovery. A number of costs in the UK and the US are pass-through costs (including commodity and energy efficiency costs in the US) and are fully recoverable from customers. Timing differences between costs of this type being incurred and their recovery through revenues are also included in over and under-recoveries. In the UK, timing differences include an estimation of the difference between revenues earned under revenue incentive mechanisms and associated revenues collected. UK timing balances and movements exclude adjustments associated with changes to controllable cost (totex) allowances or adjustments under the totex incentive mechanism. Opening balances of over and under-recoveries have been restated where appropriate to correspond with regulatory filings and calculations. New England and New York in-year over/(under)-recovery and all New England and New York balances have been translated using the average exchange rate of $1.22 for the year ended 31 March 2023.

	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	Continuing £m	Discontinued £m	Total £m
1 April 2022 opening balance1	(95)	22	(129)	(343)	656	111	(160)	(49)
(Under)/over-recovery	(112)	(139)	207	(39)	53	(30)	12	(18)
Disposals	—	—	—	(17)	—	(17)	148	131
31 March 2023 closing balance to (recover)/return2	(207)	(117)	78	(399)	709	64	—	64

	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	Continuing £m	Discontinued £m	Total £m
1 April 2021 opening balance1	—	—	(80)	(295)	516	141	(76)	65
(Under)/over-recovery	(85)	22	(47)	(35)	140	(5)	(80)	(85)
31 March 2022 closing balance to (recover)/return2,3	(85)	22	(127)	(330)	656	136	(156)	(20)

1.
Opening balances have been restated to reflect the finalisation of calculated over/(under)-recoveries in the UK and the US.
2.
The closing balance (including discontinued operations) at 31 March 2023 was £59 million over-recovered (translated at the closing rate of $1.23:£1).
31 March 2022 was £45 million under-recovered (translated at the closing rate of $1.31:£1).

Capital investment
‘Capital investment’ or ‘investment’ refer to additions to property, plant and equipment and intangible assets, and contributions to joint ventures and associates during the period. We also include the Group’s investments by National Grid Partners during the period, which are classified for IFRS purposes as non-current financial assets in the Group’s consolidated statement of financial position.

Investments made in previous years to our St William Homes LLP arrangement were excluded based on the nature of that joint venture arrangement. We typically contributed property assets to the joint venture in exchange for cash and accordingly did not consider these transactions to be in the nature of capital investment.

	At actual exchange rates			At constant currency
Year ended 31 March	2023	2022	%	2023	2022	%
	£m	£m	change	£m	£m	change
UK Electricity Transmission	1,303	1,195	9	1,303	1,195	9
UK Electricity Distribution	1,220	899	36	1,220	899	36
UK Electricity System Operator	108	108	—	108	108	—
New England1	1,677	1,561	7	1,677	1,731	(3)
New York	2,454	1,960	25	2,454	2,174	13
National Grid Ventures	709	452	57	709	456	55
Other	13	10	30	13	10	30
Group capital expenditure – continuing1	7,484	6,185	21	7,484	6,573	14
Equity investment, funding contributions and loans to joint ventures and associates2	197	461	(57)	197	512	(62)
Investments in financial assets (National Grid Partners)	59	93	(37)	59	103	(43)
Group capital investment – continuing1	7,740	6,739	15	7,740	7,188	8
Discontinued operations	301	261	15	301	261	15
Group capital investment – total	8,041	7,000	15	8,041	7,449	8
1.
New England capital investment for 2022/23 includes £54 million of additions for NECO, which, although part of continuing operations, is also classified as an ‘asset held for sale’ under IFRS. As such it is not included within additions to PP&E and intangibles in note 2. Group capital expenditure for continuing operations excluding NECO additions for 2022/23 was £7,431 million (2022: £6,185 million).
2.
Excludes £— million (2022: £25 million) equity contribution to the St William Homes LLP joint venture.

Net debt
See notes 11 and 12 for reconciliation of net debt.

Funds from operations and interest cover
FFO are the cash flows generated by the operations of the Group. Credit rating metrics, including FFO, are used as indicators of balance sheet strength.

Year ended 31 March	2023	2022¹
	£m	£m
Interest expense (income statement)	1,680	1,146
Hybrid interest reclassified as dividend	(39)	(38)
Capitalised interest	249	152
Pensions interest adjustment	11	11
Unwinding of discount on provisions	(88)	(73)
Pension interest	85	—
Interest charge (discontinued operations)	—	218
Adjusted interest expense	1,898	1,416
Net cash inflow from operating activities	6,343	5,490
Interest received on financial instruments	65	40
Interest paid on financial instruments	(1,430)	(1,053)
Dividends received	190	166
Working capital adjustment	(286)	(361)
Excess employer pension contributions	116	99
Hybrid interest reclassified as dividend	39	38
Add back accretions	483	241
Difference in net interest expense in income statement to cash flow	(395)	(177)
Difference in current tax in income statement to cash flow	(281)	72
Current tax related to prior periods	—	(35)
Cash flow from discontinued operations	555	668
Other fair value adjustments	—	—
Funds from operations (FFO)	5,399	5,188
FFO interest cover ((FFO + adjusted interest expense)/adjusted interest expense)	3.8x	4.7x

1.
Numbers for 2022 reflect the calculations for the total Group as based on the published accounts for that year.

Retained cash flow/adjusted net debt
RCF/adjusted net debt is one of two credit metrics that we monitor in order to ensure the Group is generating sufficient cash to service its debts, consistent with maintaining a strong investment-grade credit rating. We calculate RCF/adjusted net debt applying the methodology used by Moody’s, as this is one of the most constrained calculations of credit worthiness. The net debt denominator includes adjustments to take account of the equity component of hybrid debt.

Year ended 31 March	2023	20221
	£m	£m
Funds from operations (FFO)	5,399	5,188
Hybrid interest reclassified as dividend	(39)	(38)
Ordinary dividends paid to shareholders	(1,607)	(922)
RCF	3,753	4,228
Borrowings	42,985	45,465
Less:
50% hybrid debt	(1,049)	(1,027)
Cash and cash equivalents	(126)	(190)
Financial and other investments	(1,764)	(2,292)
Underfunded pension obligations	292	326
Borrowings in held for sale	—	5,234
Adjusted net debt (includes pension deficit)	40,338	47,516
RCF/adjusted net debt	9.3%	8.9%
1.
Numbers for 2022 reflect the calculations for the total Group as based on the published accounts for that year.

Regulatory performance measures

Regulated financial performance – UK
Regulatory financial performance is a pre-interest and tax measure, starting at segmental operating profit and making adjustments (such as the elimination of all pass-through items included in revenue allowances and timing) to approximate regulatory profit for the UK regulated activities. This measure provides a bridge for investors between a well-understood and comparable IFRS starting point and through the key adjustments required to approximate regulatory profit. This measure also provides the foundation to calculate Group RoE.

Under the UK RIIO regulatory arrangements the Company is incentivised to deliver efficiencies against cost targets set by the regulator. In total, these targets are set in terms of a regulatory definition of combined total operating and capital expenditure, also termed ‘totex’. The definition of totex differs from the total combined regulated controllable operating costs and regulated capital expenditure as reported in this statement according to IFRS accounting principles. Key differences are capitalised interest, capital contributions, exceptional costs, costs covered by other regulatory arrangements and unregulated costs.

For the reasons noted above, the table below shows the principal differences between the IFRS operating profit and the regulated financial performance, but is not a formal reconciliation to an equivalent IFRS measure.

UK Electricity Transmission

Year ended 31 March	2023	2022
	£m	£m
Adjusted operating profit	995	1,067
Movement in regulatory ‘IOUs’	107	82
Deferred taxation adjustment	73	26
RAV indexation – 2% CPIH long-run inflation	309	287
Regulatory vs IFRS depreciation difference	(536)	(433)
Fast money/other	37	(44)
Pensions	(44)	(42)
Performance RAV created	68	75
Regulated financial performance	1,009	1,018

UK Electricity Distribution

Year ended 31 March	2023	2022
	£m	£m
Adjusted operating profit	1,091	909
Less non-regulated profits	(46)	(51)
Movement in regulatory ‘IOUs’	88	(42)
Deferred taxation adjustment	65	28
RAV indexation – 3% RPI long-run inflation	277	198
Regulatory vs IFRS depreciation difference	(506)	(358)
Fast money/other	11	17
Pensions	(157)	(111)
Performance RAV created	22	9
Regulated financial performance	845	599

UK Electricity System Operator

Year ended 31 March	2023	2022
	£m	£m
Adjusted operating profit	238	7
Movement in regulatory ‘IOUs’	(223)	31
Deferred taxation adjustment	(4)	(4)
RAV indexation – 2% CPIH long-run inflation	7	5
Regulatory vs IFRS depreciation difference	32	27
Fast money/other	(2)	(24)
Pensions	(11)	(10)
Performance RAV created	—	—
Regulated financial performance	37	32

UK Gas Transmission

Year ended 31 March	2023	2022
	£m	£m
Adjusted operating profit	714	654
Less non-regulated profits	(129)	(150)
Movement in regulatory ‘IOUs’	(24)	72
Deferred taxation adjustment	28	13
RAV indexation – 2% CPIH long-run inflation	109	126
Regulatory vs IFRS depreciation difference	(331)	(281)
Fast money/other	(1)	(4)
Pensions	(9)	—
Performance RAV created	5	3
Regulated financial performance	362	433

Regulated financial performance – US

New England

Year ended 31 March	2023	2022
	£m	£m
Adjusted operating profit	708	743
Major storm costs	72	111
Timing	39	32
Depreciation adjustment1	(18)	(67)
US GAAP pension adjustment	34	11
Regulated financial performance	835	830
1.
The depreciation adjustment relates to the impact of the cessation of depreciation for NECO under IFRS following reclassification as held for sale.

New York

Year ended 31 March	2023	2022
	£m	£m
Adjusted operating profit	741	780
Provision for bad and doubtful debts (COVID-19), net of recoveries¹	(21)	—
Major storm costs	186	52
Timing	(53)	(126)
US GAAP pension adjustment	11	66
Regulated financial performance	864	772
1.
New York financial performance includes an adjustment reflecting the impact of our in-year recovery in respect of COVID-19-related provision for bad and doubtful debts.

Total regulated financial performance

Year ended 31 March	2023	2022
	£m	£m
UK Electricity Transmission	1,009	1,018
UK Electricity Distribution	845	599
UK Electricity System Operator	37	32
UK Gas Transmission	362	433
New England	835	830
New York	864	772
Total regulated financial performance	3,952	3,684

New England and New York timing, major storms costs and movement in UK regulatory ‘IOUs’ – Revenue related to performance in one year may be recovered in later years. Where revenue received or receivable exceeds the maximum amount permitted by our regulatory agreement, adjustments will be made to future prices to reflect this over-recovery. No liability is recognised under IFRS, as such an adjustment to future prices relates to the provision of future services. Similarly, no asset is recognised under IFRS where a regulatory agreement permits adjustments to be made to future prices in respect of an under-recovery. In the UK, this is calculated as the movement in other regulated assets and liabilities.

Performance RAV – UK performance efficiencies are in part remunerated by the creation of additional RAV which is expected to result in future earnings under regulatory arrangements. This is calculated as in-year totex outperformance multiplied by the appropriate regulatory capitalisation ratio and multiplied by the retained company incentive sharing ratio.

Pension adjustment – Cash payments against pension deficits in the UK are recoverable under regulatory contracts. In US regulated operations, US GAAP pension charges are generally recoverable through rates. Revenue recoveries are recognised under IFRS but payments are not charged against IFRS operating profits in the year. In the UK this is calculated as cash payments against the regulatory proportion of pension deficits in the UK regulated business, whereas in the US it is the difference between IFRS and US GAAP pension charges.

2% CPIH and 3% RPI RAV indexation – Future UK revenues are expected to be set using an asset base adjusted for inflation. This is calculated as UK RAV multiplied by 2% long-run CPIH inflation assumption under RIIO-2 and a 3% long-run RPI inflation assumption under RIIO-1.

UK deferred taxation adjustment – Future UK revenues are expected to recover cash taxation cost including the unwinding of deferred taxation balances created in the current year. This is the difference between: (1) IFRS underlying EBITDA less other regulatory adjustments; and (2) IFRS underlying EBITDA less other regulatory adjustments less current taxation (adjusted for interest tax shield) then grossed up at full UK statutory tax rate.

Regulatory depreciation – US and UK regulated revenues include allowance for a return of regulatory capital in accordance with regulatory assumed asset lives. This return does not form part of regulatory profit.

Fast/slow money adjustment – The regulatory remuneration of costs incurred is split between in-year revenue allowances and the creation of additional RAV. This does not align with the classification of costs as operating costs and fixed asset additions under IFRS accounting principles. This is calculated as the difference between IFRS classification of costs as operating costs or fixed asset additions and the regulatory classification.

Regulated asset base
The regulated asset base is a regulatory construct, based on predetermined principles not based on IFRS. It effectively represents the invested capital on which we are authorised to earn a cash return. By investing efficiently in our networks, we add to our regulated asset base over the long term, and this in turn contributes to delivering shareholder value. Our regulated asset base comprises our regulatory asset value in the UK plus our rate base in the US.

Maintaining efficient investment in our regulated asset base ensures we are well positioned to provide consistently high levels of service to our customers and increases our revenue allowances in future years. While we have no specific target, our overall aim is to achieve between 6% and 8% growth in regulated asset base each year through continued investment in our networks in both the UK and US.

In the UK, the way in which our transactions impact RAV is driven by principles set out by Ofgem. In a number of key areas these principles differ from the requirements of IFRS, including areas such as additions and the basis for depreciation. Further, our UK RAV is adjusted annually for inflation. RAV in each of our retained UK businesses has evolved over the period since privatisation in 1990 and, as a result, historical differences between the initial determination of RAV and balances reported under UK GAAP at that time still persist. In the case of WPD, differences arise as the result of acquisition fair value adjustments (where PP&E at acquisition has been valued above RAV). Due to the above, substantial differences exist in the measurement bases between RAV and an IFRS balance metric, and therefore it is not possible to provide a meaningful reconciliation between the two.

In the US, rate base is a regulatory measure determined for each of our main US operating companies. It represents the value of property and other assets or liabilities on which we are permitted to earn a rate of return, as set out by the regulatory authorities for each jurisdiction. The calculations are based on the applicable regulatory agreements for each jurisdiction and include the allowable elements of assets and liabilities from our US companies. For this reason, it is not practical to provide a meaningful reconciliation from the US rate base to an equivalent IFRS measure. However, we include the calculation below.

‘Total regulated and other balances’ for our UK regulated businesses include the under- or over-recovery of allowances that those businesses target to collect in any year, which are based on the regulator’s forecasts for that year. Under the UK price control arrangements, revenues will be adjusted in future years to take account of actual levels of collected revenue, costs and outputs delivered when they differ from those regulatory forecasts. In the US, other regulatory assets and liabilities include regulatory assets and liabilities which are not included in the definition of rate base, including working capital where appropriate.

‘Total regulated and other balances’ for NGV and other businesses includes assets and liabilities as measured under IFRS, but excludes certain assets and liabilities such as pensions, tax, net debt and goodwill. This included a £101 million deferred balance for separation and transaction costs incurred in 2021/22 related to the sale of NECO and UK Gas Transmission, which has been released to offset against the proceeds received on disposal of these businesses in 2022/23.

	RAV, rate base or other business balances		Total regulated and other balances
As at 31 March (£m at constant currency)	2023	2022¹	20232,3	20221,2,3
UK Electricity Transmission	17,072	15,471	16,912	15,242
UK Electricity Distribution	10,773	9,248	10,756	9,299
UK Electricity System Operator	360	297	282	442
UK Gas Transmission (excluding metering)	—	6,561	—	6,669
New England	7,907	9,860	10,080	11,774
New York	15,131	13,768	16,184	14,646
Total regulated	51,243	55,205	54,214	58,072
National Grid Ventures and other businesses (including discontinued metering business in 2022)	6,604	5,374	6,712	4,566
Total Group regulated and other balances	57,847	60,579	60,926	62,638
1.
Figures relating to prior periods have, where appropriate, been re-presented at constant currency, for segmental reorganisation, opening balance adjustments following the completion of the UK regulatory reporting pack process and finalisation of US balances.
2.
Includes totex-related regulatory IOUs of £502 million (2022: £271 million), over-recovered timing balances of £246 million (2022: £346 million under-recovered) and under-recovered legacy balances related to previous price controls of £0 million (2022: £9 million).
3.
Includes assets for construction work-in-progress of £2,319 million (2022: £2,279 million), other regulatory assets related to timing and other cost deferrals of £771 million (2022: £809 million) and net working capital liabilities of £136 million (2022: £295 million).

New England and New York rate base and other total regulated and other balances for 31 March 2022 have been re-presented in the table above at constant currency. At actual currency the values were £11.1 billion and £13.7 billion respectively.

Group return on equity (RoE)
Group RoE provides investors with a view of the performance of the Group as a whole compared with the amounts invested by the Group in assets attributable to equity shareholders. It is the ratio of our regulatory financial performance to our measure of equity investment in assets. It therefore reflects the regulated activities as well as the contribution from our non-regulated businesses together with joint ventures and non-controlling interests.

We use Group RoE to measure our performance in generating value for our shareholders, and targets for Group RoE are included in the incentive mechanisms for executive remuneration within both the APP and LTPP schemes.

Group RoE is underpinned by our regulated asset base. For the reasons noted above, no reconciliation to IFRS has been presented, as we do not believe it would be practical. However, we do include the calculations below.

Calculation: Regulatory financial performance including a long-run inflation assumption (3% RPI for RIIO-1; 2% CPIH for RIIO-2), less adjusted interest and adjusted taxation divided by equity investment in assets:

●
adjusted interest removes accretions above long-run inflation rates, interest on pensions, capitalised interest in regulated operations and unwind of discount rate on provisions;

●
adjusted taxation adjusts the Group taxation charge for differences between IFRS profit before tax and regulated financial performance less adjusted interest; and

●
equity investment in assets is calculated as the total opening UK regulatory asset value, the total opening US rate base plus goodwill plus opening net book value of National Grid Ventures and other activities (excluding certain amounts such as pensions, tax and commodities) and our share of joint ventures and associates, minus opening net debt as reported under IFRS restated to the weighted average sterling–dollar exchange rate for the year.

Group RoE

Year ended 31 March	2023	2022
	£m	£m
Regulated financial performance	3,952	3,684
Operating profit of other activities – continuing operations	595	330
Operating profit of other activities – discontinued operations	113	150
Group financial performance	4,660	4,164
Share of post-tax results of joint ventures and associates1	202	148
Non-controlling interests	—	(1)
Adjusted total Group interest charge (including discontinued)	(1,546)	(1,191)
Total Group tax charge (including discontinued)	(734)	(761)
Tax on adjustments	7	43
Total Group financial performance after interest and tax	2,589	2,402
Opening rate base/RAV	55,558	41,043
Opening other balances	5,410	4,864
Opening goodwill	12,253	5,266
Opening capital employed	73,221	51,173
Opening net debt	(49,691)	(30,072)
Opening equity	23,530	21,101
Group RoE	11.0%	11.4%
1.
2023 Includes £12 million in respect of the Group’s 40% retained minority interest in National Gas Transmission.

UK and US regulated RoE

Year ended 31 March	Regulatory Debt: Equity assumption	Achieved Return on Equity		Base or Allowed Return on Equity
		2023%	2022%	2023%	2022%
UK Electricity Transmission	55/45	7.5	7.7	6.3	6.3
UK Electricity Distribution	65/35	13.2	13.6	9.6	9.6
UK Gas Transmission	60/40	7.8	7.8	6.6	6.6
New England	Avg. 45/55	8.3	8.3	9.9	9.8
New York	Avg. 52/48	8.6	8.8	8.9	8.9

UK businesses’ regulated RoEs
UK regulated businesses’ RoEs are a measure of how the businesses are performing against the assumptions used by our UK regulator. These returns are calculated using the assumption that the businesses are financed in line with the regulatory adjudicated capital structure, at the cost of debt assumed by the regulator, and that inflation is equal to a long-run assumption of 3% RPI under RIIO-1 and 2% CPIH under RIIO-2. They are calculated by dividing elements of out/under-performance versus the regulatory contract (i.e. regulated financial performance disclosed above) by the average equity RAV in line with the regulatory assumed capital structure and adding to the base allowed RoE.

These are important measures of UK regulated businesses’ performance, and our operational strategy continues to focus on these metrics. These measures can be used to determine how we are performing under the RIIO framework and also helps investors to compare our performance with similarly regulated UK entities. Reflecting the importance of these metrics, they are also key components of the APP scheme.

The respective businesses’ UK RoEs are underpinned by their RAVs. For the reasons noted above, no reconciliation to IFRS has been presented, as we do not believe it would be practical.

US businesses’ regulated RoEs
US regulated businesses’ RoEs are a measure of how the businesses are performing against the assumptions used by the US regulators. This US operational return measure is calculated using the assumption that the businesses are financed in line with the regulatory adjudicated capital structure and allowed cost of debt. The returns are divided by the average rate base (or where a reported rate base is not available, an estimate based on rate base calculations used in previous rate filings) multiplied by the adjudicated equity portion in the regulatory adjudicated capital structure.

These are important measures of our New England and New York regulated businesses’ performance, and our operational strategy continues to focus on these metrics. This measure can be used to determine how we are performing and also helps investors compare our performance with similarly regulated US entities. Reflecting the importance of these metrics, they are also key components of the APP scheme.

The New England and New York businesses’ returns are based on a calculation which gives proportionately more weighting to those businesses which have a greater rate base. For the reasons noted above, no reconciliations to IFRS for the RoE measures have been presented, as we do not believe it would be practical to reconcile our IFRS balance sheet to the equity base.

The table below shows the principal differences between the IFRS result of the New England and New York segments, and the ‘returns’ used to derive their respective US jurisdictional RoEs. In outlining these differences, we also include the aggregated business results under US GAAP for New England and New York jurisdictions.

In respect of 2021/22, this measure is the aggregate operating profit of our US OpCo entities’ publicly available financial statements prepared under US GAAP for the New England and New York jurisdictions respectively. For 2022/23, this measure represents our current estimate, since local financial statements have yet to be prepared.

	2023	2022
	£m	£m
Underlying IFRS operating profit for New England segment	819	886
Underlying IFRS operating profit for New York segment	874	706
Weighted average £/$ exchange rate	$1.216	$1.348

	New England		New York
	2023	2022	2023	2022
	$m	$m	$m	$m
Underlying IFRS operating profit for US segments	995	1,194	1,060	951
Adjustments to convert to US GAAP as applied in our US OpCo entities
Adjustment in respect of customer contributions	(26)	(35)	(34)	(30)
Pension accounting differences1	39	14	12	88
Environmental charges recorded under US GAAP	(3)	3	58	42
Storm costs and recoveries recorded under US GAAP	(54)	(75)	(39)	(8)
Removal of partial year Rhode Island in year of disposal	(65)	—	—	—
Other regulatory deferrals, amortisation and other items	(217)	(253)	86	46
Results for US regulated OpCo entities, aggregated under US GAAP2	669	848	1,143	1,089
Adjustments to determine regulatory operating profit used in US RoE
Adjustment for COVID-19-related provision for bad and doubtful debts3	—	—	(171)	—
Net other	113	71	171	85
Regulatory operating profit	782	919	1,143	1,174
Pensions1	(17)	7	219	107
Regulatory interest charge	(176)	(227)	(339)	(316)
Regulatory tax charge	(159)	(179)	(279)	(263)
Regulatory earnings used to determine US RoE	430	520	744	702

1.
Following a change in US GAAP accounting rules, an element of the pensions charge is reported outside operating profit with effect from 2019.
2.
Based on US GAAP accounting policies as applied by our US regulated OpCo entities.
3.
US RoE included an adjustment reflecting our expectation for future recovery of COVID-19-related bad and doubtful debt costs in 2020/21. The adjustment is being unwound as regulated assets are recognised in respect of the same debts in our US GAAP accounts.

	New England		New York
	2023	2022	2023	2022
	$m	$m	$m	$m
US equity base (average for the year)	5,155	6,253	8,670	7,946
US jurisdiction RoE	8.3%	8.3%	8.6%	8.8%

Asset growth, Value Added, Value Added per share and Value Growth
To help readers’ assessment of the financial position of the Group, the table below shows an aggregated position for the Group, as viewed from a regulatory perspective. The asset growth and Value Added measures included in the table below are calculated in part from financial information used to derive measures sent to and used by our regulators in the UK and US, and accordingly inform certain of the Group’s regulatory performance measures, but are not derived from, and cannot be reconciled to, IFRS. These alternative performance measures include regulatory assets and liabilities and certain IFRS assets and liabilities of businesses that were classified as held for sale under IFRS 5.

Asset growth is the annual percentage increase in our RAV and rate base and other business balances (including the assets of NGV and NG Partners) calculated at constant currency.

Value Added is a measure that reflects the value to shareholders of our cash dividend and the growth in National Grid’s regulated and non-regulated assets (as measured in our regulated asset base, for regulated entities), and corresponding growth in net debt. It is a key metric used to measure our performance and underpins our approach to sustainable decision making and long-term management incentive arrangements.

Value Added is derived using our regulated asset base and, as such, it is not practical to provide a meaningful reconciliation from this measure to an equivalent IFRS measure due to the reasons set out for our regulated asset base. The calculation is set out on page 94.

Value Added per share is calculated by dividing Value Added by the weighted average number of shares (3,659 million) set out in note 7.

Value Growth of 12.4% (2022: 12.8%) is derived from Value Added by adjusting Value Added to normalise for our estimate of the long-run inflation rate (3% RPI for RIIO-1 and our RPI-linked net debt; 2% CPIH for RIIO-2). In 2023, the numerator for Value Growth was £2,902 million (2022: £2,730 million). The denominator is Group equity as used in the Group RoE calculation, adjusted for foreign exchange movements.

The tables below include related balances and net debt up to the dates of disposal for NECO and UK Gas Transmission and Metering, despite being reclassified as held for sale under IFRS.

	2022/23
£m constant currency	31 March 2023	Disposal of NECO and UK Gas Transmission1	31 March 2022	Value Added	Change
UK RAV	28,205	(6,989)	31,577	3,617	11%
US rate base	23,038	(2,476)	23,628	1,886	8%
Total RAV and rate base	51,243	(9,465)	55,205	5,503	10%
National Grid Ventures and other	6,604	(143)	5,374	1,373	26%
Total assets (used to calculate asset growth)	57,847	(9,608)	60,579	6,876	11%
UK other regulated balances2	(255)	(141)	75	(189)
US other regulated balances3	3,226	(250)	2,792	684
Other balances	108	1,239	(808)	(323)
Total assets and other balances	60,926	(8,760)	62,638	7,048

Cash dividends				1,607
Adjusted net debt movement1				(3,848)
Value Added				4,807
1.
The disposal of NECO on 25 May 2022 and UK Gas Transmission on 31 January 2023 resulted in an increase in assets which has been excluded from the total change in the year used to calculate asset growth and Value Added for 2022/23. The decrease in RAV and rate base and other regulated balances relating to the businesses disposed along with the net debt disposed and cash proceeds received (plus associated transaction costs) are excluded from the total adjusted net debt movement in the year used to calculate asset growth and Value Added.
2.
Includes totex-related regulatory IOUs of £502 million, under-recovered timing balances of £246 million and under‑recovered legacy balances related to previous price controls of £— million.
3.
Includes assets for construction work-in-progress of £2,319 million, other regulatory assets related to timing and other cost deferrals of £771 million and net working capital liabilities of £136 million.

	2021/22
£m constant currency	31 March 2022	Acquisition of WPD1	31 March 2021	Value Added	Change
UK RAV	31,593	8,476	20,876	2,241	11%
US rate base	22,178	—	20,687	1,491	7%
Total RAV and rate base	53,771	8,476	41,563	3,732	9%
National Grid Ventures and other	5,226	—	4,920	306	6%
Total assets (used to calculate asset growth)	58,997	8,476	46,483	4,038	9%
UK other regulated balances2	84	230	(140)	(6)
US other regulated balances3	2,621	—	1,995	626
Other balances	(878)	(168)	(336)	(374)
Total assets and other balances	60,824	8,538	48,002	4,284

Cash dividends				922
Adjusted net debt movement1				(1,373)
Value Added				3,833
1.
The acquisition of WPD on 14 June 2021 resulted in an increase in assets which has been excluded from the total change in the year used to calculate asset growth and Value Added for 2021/22. The increase in goodwill and intangible licence recognised on the acquisition of WPD and the associated fair value of net debt acquired and cash proceeds (along with associated transaction costs) are excluded from the total adjusted net debt movement in the year used to calculate asset growth and Value Added.
2.
Includes totex-related regulatory IOUs of £271 million, under-recovered timing balances of £346 million and under‑recovered legacy balances related to previous price controls of £9 million.
3.
Includes assets for construction work-in-progress of £2,139 million, other regulatory assets related to timing and other cost deferrals of £759 million and net working capital liabilities of £277 million.

Figures relating to prior periods have, where appropriate, been re-presented at constant currency, for opening balance adjustments following the completion of the UK regulatory reporting pack process and finalisation of US balances.

Regulatory gearing
Regulatory gearing is a measure of how much of our investment in RAV and rate base and other elements of our invested capital (including our investments in NGV, UK property and other assets and US other assets) is funded through debt. Comparative amounts as at 31 March 2022 are presented at historical exchange rates and have not been restated for opening balance adjustments.

As at 31 March	2023	2022
	£m	£m
UK RAV	28,205	31,593
US rate base	23,038	22,178
Other invested capital included in gearing calculation	6,604	5,226
Total assets included in gearing calculation	57,847	58,997
Net debt (including 100% of hybrid debt and held for sale)	(40,973)	(48,043)	change
Group gearing (based on 100% of net debt including held for sale)	71%	81%	-10% pts
Group gearing (excluding 50% of hybrid debt from net debt) including held for sale	69%	80%	-10% pts

[1] Employee and contractor lost time injury frequency rate per 100,000 hours worked.
[2] UK Transmission RAV indexed at CPIH in RIIO-T2; UK Electricity Distribution RAV indexed at RPI during RIIO-ED1.
[3] Prior to completion, the Group received a £225 million dividend from UK Gas Transmission.
[4] Our full Policy Statement can be found here: https://www.nationalgrid.com/document/149496/download
[5] Diverse employees are defined as females or those that identify themselves as being LGBTQ+, having a disability or being part of an ethnic minority group.
[6] Full-year underlying EPS (2020/21) as reported on 20 May 2021.
[7] With our 40% stake in National Gas Transmission accounted for as held for sale, it is not included in our underlying EPS guidance for 2023/24.
[8] In 2018/19 prices.
[9] For calendar year 2022.
[10] In accordance with IFRS 16 'Leases' when we sign a lease we are required to recognise a lease liability on our balance sheet that represents the net present value of future cash flows related to the lease. On day 1 we also recognise a corresponding 'right of use' asset which is recorded within our capital expenditure and is depreciated over the life of the lease.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	/s/Ceri Jamond _______________________
Ceri Jamond Senior Assistant Company Secretary

Date: 18 May 2023